File Pursuant to Rule 424(b)(4)
Registration No. 333-133486
Registration No. 333-134229
Thomas Weisel Partners Group, Inc.
5,350,000 Shares
Common Stock

We are selling 2,779,402 shares of our common stock and the selling stockholders identified in this prospectus, including certain of our officers and employees, are selling an additional 2,570,598 shares. We have also granted the underwriters a 30-day option to purchase up to an additional 802,500 shares at the public offering price less the underwriting discount. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Our common stock is listed on The Nasdaq Stock Market under the symbol “TWPG”. The last reported sale price of the common stock on May 17, 2006 was $22.33 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

	Per Share	Total
Public offering price	$22.00	$117,700,000
Underwriting discount	$1.21	$6,473,500
Proceeds, before expenses, to us	$20.79	$57,783,768
Proceeds, before expenses, to the selling stockholders	$20.79	$53,442,732
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC	Keefe, Bruyette & Woods

Fox-Pitt, Kelton	Sandler O’Neill + Partners, L.P.
The date of this prospectus is May 17, 2006

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock and you should read this entire prospectus carefully before investing, especially the information discussed under “Risk Factors” beginning on page 9. As used in this prospectus, the terms “we,” “our” or “us” refer to Thomas Weisel Partners Group, Inc. and its consolidated subsidiaries, taken as a whole, as well as any predecessor entities, unless the context otherwise indicates.
Thomas Weisel Partners Group, Inc.
   We are an investment banking firm dedicated to providing:

•	Corporate finance and strategic advisory services to corporate clients;

•	Sales, trading, equity research and related services to institutional investors and high-net-worth individuals who are active in our target sectors; and

•	Asset management services to institutional investors and high-net-worth individuals.
   We were founded in 1998 by Thomas W. Weisel, who was Chairman and Chief Executive Officer of Montgomery Securities for more than 20 years. Prior to its acquisition by NationsBank in 1997, Montgomery Securities was one of the four leading growth-focused investment banks, all of which were acquired by large commercial banks between 1996 and 1998. Following the sale of Montgomery Securities and the consolidation of many investment banks in the 1990s, Mr. Weisel and our other founding partners recognized the market opportunity for an independent, full-service investment bank focused on the needs of growth companies and growth investors. Our founding partners invested in our firm along with more than 20 prominent venture capital and private equity investors, including professionals or funds affiliated with Accel Partners, Bessemer Venture Partners, Brentwood Venture Partners, Charlesbank Capital Partners, Citicorp Venture Partners, GE Asset Management, Institutional Venture Partners, Investor AB, James Richardson & Sons, Limited, Madison Dearborn Partners, Mayfield Fund, New Enterprise Associates, Oak Investment Partners, The Queen’s Health Systems, Saunders Karp and Megrue, SunAmerica and Weston Presidio Capital. Since our founding, we have further extended our relationships within the venture capital and private equity communities.
   We have organized our business to focus principally on the technology, healthcare and consumer sectors in order to capitalize on the opportunities being created by innovation, growth and capital investment in these sectors. We believe that the range and depth of our services are well suited to the corporate finance and strategic advisory needs of growth companies. We also believe that our specialized industry knowledge and trade execution capabilities are critical factors in successfully serving growth sector investors. Our reputation has been built on the expertise and leadership of our partners, who possess significant experience advising growth companies and serving sophisticated investors. We believe this expertise and leadership differentiates us from our competitors and positions us well for future growth.
   From our founding through March 31, 2006, we have:

•	Advised companies on 138 mergers and acquisitions, or M&A, transactions representing approximately $99.3 billion in announced transaction value;

•	Lead-managed or co-managed 365 initial public offerings, or IPOs, secondary offerings, follow-on offerings and offerings of convertible debt securities, raising more than $82 billion in aggregate proceeds;

•	Established a leading equity research team providing proprietary research on approximately 525 companies;

•	Increased our revenue-generating trading volume in listed and over-the-counter equity securities from an average of 4.8 million shares per day in 1999 to an average of 18.3 million shares per day in the three months ended March 31, 2006; and

•	Formed venture capital, private equity and fund of funds investment funds, raising total capital commitments of approximately $2.3 billion.
   Our net revenues were $250.9 million for the year ended December 31, 2005 and were $78.0 million for the three months ended March 31, 2006. We recorded a net loss of $7.1 million for the year ended December 31, 2005 and net income of $21.3 million for the three months ended March 31, 2006.
Principal Business Lines
   Our business is organized into four principal business lines: (i) investment banking, (ii) brokerage, (iii) equity research and (iv) asset management.
Investment Banking
   Our team of investment banking professionals specializes in raising capital for, and providing strategic advisory services to, growth companies in our target sectors. We focus on:

•	Identifying promising growth companies early in their development and building close relationships by providing advice and services to these companies as they grow; we refer to this method as our lifecycle approach to investment banking;

•	Offering senior-level attention to clients across all areas of our firm; and

•	Providing clients with a range of services tailored to the needs of growth companies.
   In addition to our traditional equity underwriting business, we offer equity private placement and convertible debt securities placement capabilities. We seek to deliver creative advice to, and effective transaction execution for, our clients.
   Our investment banking revenues were $75.3 million, or 30% of our net revenues, for the year ended December 31, 2005 and were $36.5 million, or 47% of our net revenues, for the three months ended March 31, 2006.
Brokerage
   Our team of brokerage professionals provides in-depth industry and company insights, timely market information and perspectives, as well as trade execution and independent investment advice to institutional investors and high-net-worth individuals. We provide two principal categories of brokerage services: (i) institutional brokerage and (ii) private client services.
   Our institutional brokerage group provides equity and convertible debt securities sales and trading services to more than 500 institutional investor accounts, including many of the world’s leading mutual fund families. Our institutional brokerage group is comprised of position traders, sales traders and institutional sales professionals experienced in serving the needs of growth-oriented institutional investors in our target sectors.
   Our private client services group offers a range of wealth management and brokerage services to high-net-worth individuals. As of March 31, 2006, our private client services team managed or administered approximately $9.3 billion in client assets.
   Our brokerage revenues were $138.5 million, or 55% of our net revenues, for the year ended December 31, 2005 and were $34.4 million, or 44% of our net revenues, for the three months ended March 31, 2006.
Equity Research
   As of March 31, 2006, our team of publishing equity research analysts covered approximately 525 companies, with each of our analysts covering an average of 15 companies, making our research team one of the most productive in the industry, based on data provided by Thomson Financial. From January 1, 2002 to March 31, 2006, we increased the number of companies we cover by more than 44% during a period when many other full-service investment banks were substantially reducing their research coverage, particularly of small and medium-sized companies. As of March 31, 2006, approximately 80% of the companies covered by our research professionals had market capitalizations of $10 billion or less.
   We seek to differentiate our equity research through depth of insight and our ability to identify industry trends. Our analysts combine fundamental analysis of individual companies with theme-based industry and macroeconomic research, as evidenced by the more than 125 industry white papers we have published. We believe that institutional investors and venture capitalists value this approach to investment research.
Asset Management
   Our team of asset management professionals manages private equity funds and provides distribution management services. We manage three groups of investment funds in our private equity group, including (i) a fund group for primary and secondary private equity fund investments, (ii) an early stage venture capital fund group and (iii) a fund group that invests in the emerging life sciences and medical technology sectors.
   We have also historically managed Thomas Weisel Capital Partners, L.P. and its affiliated funds, or TWCP. In November 2005, we completed a transaction through which a new general partner, owned by the senior managers of TWCP, assumed responsibility for the management of TWCP. As a result of these arrangements, we will not recognize future management fees from TWCP; however, we have retained our capital account in TWCP and will receive gain or loss allocations in respect of our capital account balance.
   Our distribution management professionals actively manage securities distributions for private equity and venture capital fund investors, and seek to enhance the returns realized by these investors from distributions made from private equity and venture capital funds.
   Our asset management revenues were $36.7 million, or 15% of our net revenues, for the year ended December 31, 2005 and were $7.0 million, or 9% of our net revenues, for the three months ended March 31, 2006. The management fees and transaction related fees generated by TWCP were $15.7 million, or 6% of our net revenues, for the year ended December 31, 2005.
Market Opportunity
   Our target sectors of technology, including media and telecommunications, healthcare and consumer, represent approximately 53% of all companies listed on the Nasdaq, the New York Stock Exchange, or the NYSE, and the American Stock Exchange, or the AMEX, and generate significant capital markets and M&A activity. From January 1, 2000 through March 31, 2006, offerings by companies in our target sectors represented approximately 55% of the $891 billion of aggregate proceeds raised in U.S. IPOs, secondary offerings and follow-on offerings. For the same period, transactions involving companies in our target sectors represented approximately $3.0 trillion, or 53%, of the $5.7 trillion of total announced U.S. M&A deal value.
   We believe venture capital investment is an important indicator of investment banking activity in our target sectors primarily because venture capital investors typically seek to realize returns on their investments through public offerings or sales of portfolio companies within a target investment period. According to Dow Jones VentureOne, following significant declines from the historic highs experienced during the period from 1999 to 2001, venture capital investing has stabilized at approximately $20 billion per year. In the 10 years from 1995-2004, 35% of the companies that completed IPOs were funded by venture capital firms and more than 90% of all U.S. venture capital investments were made in technology, healthcare and consumer companies.

Furthermore, we estimate that more than 11,300 companies have received venture financing since 1995. Over the past three calendar years, we estimate that, at any given time, there have been approximately 5,000 companies in the portfolios of venture capital firms.
Competitive Strengths
   We believe the following factors position us well for future growth:
Investment Banking

•	Extensive network of venture capital and private equity relationships;

•	Lifecycle approach to serving growth companies in our target sectors;
Brokerage

•	Service-oriented approach to brokerage;

•	Insightful and timely research providing creative, new investment ideas;
Firmwide

•	Well respected and recognized brand built on our commitment to our target sectors;

•	Experienced partners focused on providing clients with senior-level attention; and

•	Entrepreneurial culture with high professional standards.
Strategy
   We intend to build on our competitive strengths by maintaining our commitment to growth companies and growth investors and identifying emerging trends and industries with significant potential to drive economic growth. We plan to capitalize on our knowledge, expertise and extensive relationships to win underwriting and advisory engagements with venture-backed companies and to capture repeat business as these companies grow and their demand for services expands. We plan to execute our strategy by continuing to recruit and retain experienced professionals who share our passion for, and commitment to, growth companies and growth investors.
   We intend to continue to expand our research footprint efficiently. We believe that our focused commitment to research will continue to create revenue opportunities for us and enhance our position within our target sectors.
   Our strategy includes selectively pursuing strategic acquisitions as well as making investments in businesses or products that are complementary to our core businesses. We also intend to explore additional areas of growth within our asset management business, including alternative investment vehicles.
Other Information
   We employed 533 people as of March 31, 2006, including 153 senior professionals, who include our partners and principals, 300 other professionals and 80 other employees. We refer to our most senior professionals as partners.
   Our headquarters are located at One Montgomery Street, San Francisco, California 94104. Our telephone number is (415) 364-2500. We have additional offices in San Francisco, Silicon Valley, Boston, New York and Mumbai, India. We maintain an Internet website at http://www.tweisel.com. The information on our website is not part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA
   The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, the disclosures set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Consolidated Financial Information” as well as in the consolidated financial statements and their notes. Our summary historical financial data reflects our historical operations as a limited liability company and does not reflect as compensation expense amounts paid to our partners as distributions of members’ capital and does not fully reflect the taxes we will pay as a corporation.
   The summary consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the summary consolidated statement of financial condition data as of December 31, 2004 and 2005, are derived from, and qualified by reference to, the audited consolidated financial statements of Thomas Weisel Partners Group, Inc. (formerly Thomas Weisel Partners Group LLC) included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The summary consolidated statement of operations data for the three months ended March 31, 2005 and March 31, 2006, and the summary consolidated statement of financial condition data as of March 31, 2006, are derived from, and qualified by reference to, the unaudited condensed consolidated financial statements of Thomas Weisel Partners Group, Inc. (formerly Thomas Weisel Partners Group LLC) included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The summary consolidated statement of operations data for the year ended December 31, 2002 and the summary consolidated statement of financial condition data as of December 31, 2003 have been derived from audited consolidated financial statements of Thomas Weisel Partners Group LLC not included in this prospectus. The summary consolidated statement of operations data for the year ended December 31, 2001 and the summary consolidated statement of financial condition data as of December 31, 2001 and 2002 have been derived from unaudited consolidated financial statements of Thomas Weisel Partners Group LLC not included in this prospectus.

   The unaudited pro forma data set forth below for the year ended December 31, 2005 and for the three months ended March 31, 2006 has been derived from the pro forma data set forth in “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus. Because our historical earnings do not fully reflect our partner compensation or reflect the level of taxes that we expect to pay as a corporation, we believe that inclusion of this pro forma data is important to provide an accurate depiction of our business.

	As of or for the
	three months ended
	March 31,		As of or for the Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(In thousands)
Statement of Operations Data
REVENUES:
Brokerage	$34,387	$35,873	$138,497	$154,746	$139,391	$172,008	$221,690
Investment banking	36,494	16,285	75,300	84,977	82,414	53,670	107,259
Asset management	6,953	7,920	36,693	44,009	41,598	17,792	8,655
Interest income	2,212	1,071	5,510	3,148	2,116	5,849	11,256

Total revenues	80,046	61,149	256,000	286,880	265,519	249,319	348,860
Interest expense	(2,069)	(1,186)	(5,114)	(3,470)	(3,615)	(5,634)	(11,416)

Net revenues	77,977	59,963	250,886	283,410	261,904	243,685	337,444
EXPENSES EXCLUDING INTEREST:
Compensation and benefits	41,937	40,829	154,163	146,078	127,184	131,486	159,177
Other expenses	25,562	24,871	101,594	112,606	122,921	168,740	169,240

Total expenses	67,499	65,700	255,757	258,684	250,105	300,226	328,417

INCOME (LOSS) BEFORE TAXES	10,478	(5,737)	(4,871)	24,726	11,799	(56,541)	9,027
Provision for taxes (tax benefit)	(10,831)	464	2,187	2,044	1,342	1,386	(125)

NET INCOME (LOSS)	21,309	(6,201)	(7,058)	22,682	10,457	(57,927)	9,152
LESS: PREFERRED DIVIDENDS AND ACCRETION	(1,608)	(4,032)	(15,654)	(15,761)	(15,380)	(14,520)	(6,580)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS AND TO CLASS A, B AND C SHAREHOLDERS	$19,701	$(10,233)	$(22,712)	$6,921	$(4,923)	$(72,447)	$2,572

Statement of Financial Condition Data
Total assets	$389,386		$312,823	$309,174	$312,606	$325,399	$480,164
Total liabilities	217,968		199,428	178,206	182,721	197,444	271,927
Total redeemable convertible preference stock	—		223,792	221,635	216,624	214,070	209,378
Total shareholders’ and members’ equity (deficit)	171,418		(110,397)	(90,667)	(86,739)	(86,115)	(1,141)

	For the Three
	Months Ended	For the Year Ended
	March 31, 2006	December 31, 2005

	(In thousands, except per share data)
PRO FORMA, AS ADJUSTED (UNAUDITED) (a)
Pro forma net revenues (b)	$77,838	$249,116
Pro forma income (loss) before taxes (b)	10,339	(6,641)
Pro forma provision for taxes (tax benefit) (c)	(9,364)	(1,343)
Pro forma net income (loss) (c)	19,703	(5,298)
Pro forma net income (loss) attributable to common stockholders	19,703	(5,298)
Pro forma diluted income (loss) per share (d)	$0.96	$(0.24)
Pro forma weighted average number of common shares outstanding:
Basic	20,238	22,262
Diluted (d)	20,536	22,262

(a)	The pro forma, as adjusted amounts reflect our capital structure and tax status following our initial public offering and the receipt of the net proceeds from our initial public offering. We believe that the pro forma, as adjusted amounts presented more accurately depict the results we would have had as a corporation, as these amounts change tax expense (benefit) to amounts that we expect we would have recorded as a corporation during the year ended December 31, 2005 and the three months ended March 31, 2006. Additionally, these amounts decrease net revenues by the amount of interest expense on notes payable issued to preferred shareholders upon consummation of the reorganization transactions described in “Certain Relationships and Related Transactions — Reorganization Transactions”. The amounts for the year ended December 31, 2005 and the three months ended March 31, 2006 reflect pro forma results of operations as if these transactions had occurred on January 1 of the relevant period.

(b)	Reflects decrease in net revenues and increase in loss before tax of $1.8 million for the year ended December 31, 2005 and a decrease of $0.1 million in net revenues and income before tax for the three months ended March 31, 2006 for the estimated additional interest expense on the notes issued to Class D and D-1 preferred shareholders.

(c)	As a limited liability company, we were generally not subject to income taxes except in foreign and local jurisdictions. The pro forma benefit for income taxes includes adjustments for an additional tax benefit of $3.5 million for the year ended December 31, 2005 and additional tax expense of $1.5 million for the three months ended March 31, 2006. These adjustments include assumed federal, foreign, state and local income taxes as if we were a corporation at an assumed combined federal, foreign, state and local income tax rate of 42% for the year ended December 31, 2005 and 43% for the three months ended March 31, 2006. No pro forma adjustment was made in the pro forma statement of operations information for the year ended December 31, 2005 to recognize a net deferred tax asset of approximately $13.8 million that was recorded in the three months ended March 31, 2006. As a result of our conversion to corporate form, in the first quarter of 2006 the initial recognition of the net deferred tax asset was recorded in our statement of operations.

(d)	The pro forma diluted number of shares outstanding for the year ended December 31, 2005 does not include the effect of the issuance of a warrant to Nomura for 486,486 shares of our common stock, as the warrant would have an antidilutive effect on net loss per share. See “Certain Relationships and Related Transactions — Reorganization Transactions” for additional information. For the pro forma weighted average number of shares outstanding for the three months ended March 31, 2006, the exercise of the warrant was assumed as of the beginning of the period resulting in an incremental 134,394 shares, which represent the difference between the number of shares assumed issued and the number of shares assumed purchased with the proceeds from the exercise of the warrant, and were included in the denominator of the diluted earnings per share computation. The pro forma diluted number of shares outstanding for the year ended December 31, 2005 also does not include the effect of the grant, made upon completion of our initial public offering, of restricted stock units to a broad group of our employees and advisors and each of our independent directors with respect to which an aggregate of 1,869,171 shares of common stock will be deliverable. For the pro forma weighted average number of shares outstanding for the three months ended March 31, 2006, the shares of common stock underlying unvested restricted stock units granted upon completion of our initial public offering are assumed to have been delivered at the time of grant on February 7, 2006 and resulted in incremental shares outstanding of 164,011.

THE OFFERING

Common stock offered by us	2,779,402 shares

Common stock offered by the selling stockholders	2,570,598 shares

Common stock to be outstanding after this offering	25,041,112 shares

Underwriters’ option to purchase additional shares from us	802,500 shares

Voting rights	One vote per share

Use of proceeds	We will receive net proceeds from our sale of shares of common stock in this offering of approximately $57 million, after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds from this offering for general corporate purposes. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Dividend policy	We do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future.

Nasdaq Stock Market symbol	TWPG
   Unless we specifically state otherwise, the information in this prospectus gives effect to this offering, but does not reflect the sale of up to 802,500 shares of common stock which the underwriters have the option to purchase from us or the 1,869,171 shares of common stock underlying the restricted stock units granted to our employees, advisors and independent directors in connection with our initial public offering. All of our partners have been offered the opportunity to participate in this offering as selling stockholders, but each partner was limited to selling only up to 20% of his or her shares. Thomas W. Weisel, our Chairman and Chief Executive Officer, has elected not to participate in this offering as a selling stockholder.

RISK FACTORS
   You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below actually occurred, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock would likely decline, and you could lose all or part of your investment in our common stock.
Risks Related to Our Business
We focus principally on specific sectors of the economy, and a deterioration in the business environment in these sectors generally or decline in the market for securities of companies within these sectors could materially adversely affect our businesses.
   We focus principally on the technology, healthcare and consumer sectors of the economy. Therefore, volatility in the business environment in these sectors generally, or in the market for securities of companies within these sectors particularly, could substantially affect our financial results and the market value of our common stock. The business environment for companies in these sectors has experienced substantial volatility since we were formed, and our financial results have consequently been subject to significant variations from year to year. The market for securities in each of our target sectors may also be subject to industry-specific risks. For example, changes in policies by the United States Food and Drug Administration may affect the market for securities of biotechnology and healthcare companies. Underwriting transactions, strategic advisory engagements and related trading activities in our target sectors represent a significant portion of our businesses. This concentration exposes us to the risk of substantial declines in revenues in the event of downturns in these sectors of the economy. For example, during the period from January 1, 2000 to December 31, 2002, the Nasdaq composite index fell 67% from 4,069 to 1,336, the dollar volume of IPOs by technology companies dropped 95% from $64.6 billion in 2000 to $3.0 billion in 2002 and the dollar volume of mergers and acquisitions involving technology companies declined 91% from $460.0 billion in 2000 to $42.5 billion in 2002. Our revenues during the same period declined 50% from a peak of $486.4 million in 2000 to $243.7 million in 2002. Any future downturns in our target sectors could materially adversely affect our business and results of operations.
Our financial results may fluctuate substantially from period to period, which may impair our stock price.
   We have experienced, and expect to experience in the future, significant periodic variations in our revenues and results of operations. These variations may be attributed in part to the fact that our investment banking revenues are typically earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In most cases we receive little or no payment for investment banking engagements that do not result in the successful completion of a transaction. As a result, our business is highly dependent on market conditions as well as the decisions and actions of our clients and interested third parties. For example, a client’s acquisition transaction may be delayed or terminated because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions or unexpected financial or other problems in the client’s or counterparty’s business. If the parties fail to complete a transaction on which we are advising or an offering in which we are participating, we will earn little or no revenue from the transaction. This risk may be intensified by our focus on growth companies in the technology, healthcare and consumer sectors, as the market for securities of these companies has experienced significant variations in the number and size of equity offerings as well as the after-market trading volume and prices of newly issued securities. Recently, more companies initiating the process of an initial public offering are simultaneously exploring merger and acquisition opportunities. If we are not engaged as a strategic advisor in any such dual-tracked process, our investment banking revenues would be adversely affected in the event that an initial public offering is not consummated. In addition, our investments in our private equity funds are adjusted for accounting purposes to fair value at the end of each quarter and our allocable share of these gains or losses will affect our revenues even when these market fluctuations have no cash impact, which could increase the volatility of our quarterly earnings.
   As a result, we are unlikely to achieve steady and predictable earnings on a quarterly basis, which could in turn adversely affect our stock price.
Our ability to retain our senior professionals is critical to the success of our business, and our failure to do so may materially adversely affect our reputation, business and results of operations.
   Our ability to obtain and successfully execute the business mandates that generate a significant portion of our revenues depends upon the personal reputation, judgment, business generation capabilities and project execution skills of our partners, particularly Thomas W. Weisel, our founder, Chairman and Chief Executive Officer, and the other members of our Executive Committee (David A. Baylor, Timothy J. Heekin, Blake J. Jorgensen, Robert W. Kitts, Mark Manson and Paul C. Slivon). Our partners’ personal reputations and relationships with our clients are a critical element in obtaining and executing client engagements. We encounter intense competition for qualified employees from other companies in the investment banking industry as well as from businesses outside the investment banking industry, such as hedge funds, private equity funds and venture capital funds. From time to time, we have experienced losses of investment banking, brokerage, research and other professionals. During 2004 and 2005, 24 partners left our firm and we hired or promoted 23 partners. Losses of our key personnel may occur in the future. The departure or other loss of Mr. Weisel, any other member of our Executive Committee or any partner who manages substantial client relationships or who possesses substantial experience and expertise, could impair our ability to secure or successfully complete engagements, which could materially adversely affect our business and results of operations.
   As a public company, we face additional retention pressures. In connection with our initial public offering and our conversion to corporate form, our partners received substantial amounts of common stock in exchange for their membership interests. Ownership of, and the ability to realize equity value from, our common stock, unlike that of membership interests in Thomas Weisel Partners Group LLC, does not depend upon a partner’s continued employment and our partners are not restricted from leaving us by the potential loss of the value of their ownership interests. These shares of common stock are subject to certain restrictions on transfer and a portion are pledged to secure our partners’ liquidated damages obligations to us as set forth in the partners’ equity agreement. However, these agreements will survive for only a limited period and will permit our partners to leave us without losing any of their shares of common stock if they comply with these agreements and, in some cases, compliance with these agreements may also be waived. Consequently, the steps we have taken to encourage the continued service of these individuals after our initial public offering may not be effective. In addition, beginning in 2006 we intend to target total annual compensation and benefits expense, including that payable to our partners but excluding expenses relating to equity awards made in connection with our initial public offering, at between 55% and 58% of annual net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities), although we retain the ability to change this rate in the future. For 2005, our total compensation and benefits expense was 63% of net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities). For the three months ended March 31, 2006, our total compensation and benefits expense (excluding expense relating to equity awards made in connection with our initial public offering) was 55% of net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities). We may not be able to retain our senior professionals at compensation levels that are within our target range of compensation and benefits expense (excluding expense relating to equity awards made in connection with our initial public offering) to net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities).
   If any of our partners were to join an existing competitor or form a competing company, some of our clients could choose to use the services of that competitor instead of our services. The compensation arrangements, non-competition agreements and lock-up agreements we have entered into with our partners may not prove effective in preventing our partners from resigning to join our competitors and the non-competition agreements may not be upheld if we were to seek to enforce our rights under these agreements. See “Management — Employment Agreements”, “Management — Partners’ Equity Agreement” and “Management — Pledge Agreements”.
Pricing and other competitive pressures may impair the revenues and profitability of our brokerage business.
   We derive a significant portion of our revenues from our brokerage business, which accounted for more than half of our net revenues in each of the last five years. Along with other brokerage firms, we have experienced intense price competition in this business in recent years. In particular, the ability to execute trades electronically, through the Internet and through other alternative trading systems has increased the pressure on trading commissions and spreads. We expect this trend toward alternative trading systems and pricing pressures in this business to continue. We believe we may experience competitive pressures in these and other areas in the future as some of our competitors seek to obtain market share by competing on the basis of price. In addition, we face pressure from our larger competitors, which may be better able to offer a broader range of complementary products and services to brokerage clients in order to win their trading business. If we are unable to compete effectively with our competitors in these areas, the revenues and profitability of our brokerage business may decline and our business, financial condition and results of operations may be adversely affected.
   In addition, as we are committed to maintaining and improving our comprehensive research coverage in our target sectors to support our brokerage business, we may be required to make substantial investments in our research capabilities. Changes in laws and regulations governing brokerage and research activities could also adversely affect our future efforts in this area. For example, the SEC staff has conducted studies with respect to “soft dollar” practices (i.e., arrangements under which an investment adviser directs client brokerage transactions to a broker in exchange for research products or services in addition to brokerage services) in the brokerage and asset management industries. In October 2005, the SEC proposed interpretive guidance regarding the scope of permitted brokerage and research services in connection with soft dollar practices. The SEC staff has indicated that it is considering additional rulemaking in this area, and we cannot predict the effect that additional rulemaking may have on our brokerage business.
   Fidelity Management & Research Company, one of our largest institutional brokerage clients in terms of commission revenue, has recently announced that it has entered into arrangements with some brokerage firms under which Fidelity will separate payments for research products or services from trading commissions for brokerage services and will pay for research directly in cash, instead of compensating these firms through trading commissions as under soft dollar practices. In March 2006 we entered into such an agreement with Fidelity. If the terms of this agreement had been in place during 2005, we estimate that our brokerage revenues from Fidelity would have been lower than those we recorded in that year. We are unable at this time to predict the effect this arrangement will have on the revenues of our brokerage business because we cannot predict whether and to what extent this arrangement will affect our future trading volume with Fidelity or the losses we may incur when we commit capital to facilitate trades; however, our brokerage revenues from Fidelity in the first quarter of 2006 have decreased compared to recent prior quarters. Furthermore, if other institutional brokerage clients adopt similar practices in the future, competitive pressures on trading commissions and spreads may further increase and the value our clients place on high-quality research may fall, all of which would likely impair the revenues of our brokerage business. Conversely, if we are unable to make similar arrangements with other investment managers that insist on separating trading commissions from research products, volumes and trading commissions in our brokerage business also would likely decrease.
Difficult market conditions could adversely affect our business in many ways.
   Difficult market and economic conditions and geopolitical uncertainties have in the past adversely affected and may in the future adversely affect our business and profitability in many ways. Weakness in equity markets and diminished trading volume of securities could adversely impact our brokerage business, from which we have historically generated more than half of our net revenues. Industry-wide declines in the size and number of underwritings and mergers and acquisitions also would likely have an adverse effect on our revenues. In addition, reductions in the trading prices for equity securities also tend to reduce the deal value of investment banking transactions, such as underwriting and mergers and acquisitions transactions, which in turn may reduce the fees we earn from these transactions. To the extent that we are unable to reduce expenses correspondingly, our net income (loss) and margins may decline.
   As an investment bank focused principally on the growth sectors of the economy, we depend significantly on transactions by venture capital-backed companies for sources of revenues and potential business opportunities. To the extent venture capital investment activities slow down in general or in our target sectors due to difficult market conditions or otherwise, our business, financial condition and results of operations may be adversely affected. In addition, as we are headquartered in California and a substantial percentage of our growth company clients are located in California, a natural disaster or a regional economic downturn in California could harm our businesses even when the market conditions elsewhere are not affected.
   Adverse market or economic conditions or a slowdown of activity in the sectors in which the portfolio companies of our private equity funds operate could have an adverse effect on the earnings of those portfolio companies, and therefore, our earnings, especially if we seek to increase our private equity fund management revenues in the future.
We face strong competition from larger firms.
   The brokerage and investment banking industries are intensely competitive and we expect them to remain so. We compete on the basis of a number of factors, including client relationships, reputation, the abilities of our professionals, market focus and the relative quality and price of our services and products. We have experienced intense price competition in some of our businesses, in particular discounts in large block trades and trading commissions and spreads. In addition, pricing and other competitive pressures in investment banking, including the trends toward multiple book runners, co-managers and multiple financial advisors handling transactions, have continued and could adversely affect our revenues, even as the volume and number of investment banking transactions have started to increase. We believe we may experience competitive pressures in these and other areas in the future as some of our competitors seek to obtain market share by competing on the basis of price.
   We are a relatively small investment bank with 533 employees (including our partners) as of March 31, 2006 and net revenues of $250.9 million in 2005. Many of our competitors in the brokerage and investment banking industries have a broader range of products and services, greater financial and marketing resources, larger customer bases, greater name recognition, more senior professionals to serve their clients’ needs, greater global reach and more established relationships with clients than we have. These larger and better capitalized competitors may be better able to respond to changes in the brokerage and investment banking industries, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally.
   The scale of our competitors has increased in recent years as a result of substantial consolidation among companies in the brokerage and investment banking industries. In addition, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired underwriting or financial advisory practices and broker-dealers or have merged with other financial institutions. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support investment banking with commercial banking, insurance and other financial services in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses. In particular, the ability to provide financing has become an important advantage for some of our larger competitors and, because we do not provide such financing, we may be unable to compete as effectively for clients in a significant part of the brokerage and investment banking market.
   If we are unable to compete effectively, our business, financial condition and results of operations will be adversely affected.
We have incurred losses in recent periods and may incur losses in the future.
   We have incurred losses in several recent periods. We recorded net losses of $57.9 million for the year ended December 31, 2002 and $7.1 million for the year ended December 31, 2005. We also recorded net losses in certain quarters within other fiscal years. We may incur losses in future periods. Historically, most of our financing came through contributions from our venture capital and private equity investors and our partners and we recently raised approximately $66.2 million net of unaffiliated underwriters’ discounts and commissions and expenses in our initial public offering. Prior investors and our partners have no obligation to make further investments in us. If we are unable to raise funds to finance future losses, those losses may have a significant effect on our liquidity as well as our ability to operate.
   In addition, we may incur significant expenses in connection with any expansion of our underwriting, trading and asset management businesses or engage in strategic acquisitions and investments. Accordingly, we will need to increase our revenues at a rate greater than our expenses to achieve and maintain profitability. If our revenues do not increase sufficiently, or even if our revenues increase but we are unable to manage our expenses, we will not achieve and maintain profitability in future periods.
Our capital markets and strategic advisory engagements are singular in nature and do not generally provide for subsequent engagements.
   Our investment banking clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific capital markets or mergers and acquisitions transactions, rather than on a recurring basis under long-term contracts. As these transactions are typically singular in nature and our engagements with these clients may not recur, we must seek out new engagements when our current engagements are successfully completed or are terminated. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements that generate fees from the successful completion of transactions, our business and results of operations would likely be adversely affected.

A significant portion of our brokerage revenues are generated from a relatively small number of institutional clients.
   We target the largest 60 institutional investor accounts in our brokerage business. A relatively small number of these institutional clients generate a substantial portion of our trading revenues. For example, in each of 2004 and 2005, we generated 32% of our brokerage revenues, or approximately 18% of our net revenues, from our ten largest brokerage clients. If any of our key clients departs or reduces its business with us and we fail to attract new clients that are capable of generating significant trading volumes, our business and results of operations will be adversely affected.
Poor investment performance may reduce revenues and profitability of our asset management operations.
   As part of our strategy, we intend to explore additional areas of growth in our asset management business. Our revenues from this business are primarily derived from management fees which are based on committed capital and/or assets under management and incentive fees, which are earned if the return of our private equity funds exceeds certain threshold returns. Our ability to maintain or increase assets under management is subject to a number of factors, including investors’ perception of our past performance, market or economic conditions, competition from other fund managers and our ability to negotiate terms with major investors.
   Investment performance is one of the most important factors in retaining existing clients and competing for new asset management and private equity business. Poor investment performance could reduce our revenues and impair our growth in many ways:

•	existing clients may withdraw funds from our asset management business in favor of better performing products;

•	our incentive fees could decline or be eliminated entirely;

•	firms with which we have business relationships may terminate these relationships with us; and

•	our key employees in the business may depart, whether to join a competitor or otherwise.
   As substantial portions of the investment portfolios in our investment funds have not yet been realized through sales or other transactions, it remains unknown whether these funds will achieve satisfactory investment performance. Even when market conditions are generally favorable, our investment performance may be adversely affected by our investment style and the particular investments that we make. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our asset management business will likely be reduced and our ability to raise new funds will likely be impaired.
Increases in capital commitments in our trading, underwriting and other businesses increases the potential for significant losses.
   The trend in capital markets is toward larger and more frequent commitments of capital by financial services firms in many of their activities. For example, in order to win business, investment banks are increasingly committing to purchase large blocks of stock from publicly-traded issuers or their significant stockholders, instead of the more traditional marketed underwriting process, in which marketing was typically completed before an investment bank committed to purchase securities for resale. We have participated in this trend and expect to continue to do so. As a result, we expect to be subject to increased risk as we commit greater amounts of capital to facilitate primarily client-driven business. Furthermore, we may suffer losses even when economic and market conditions are generally favorable for others in the industry.

   We may enter into large transactions in which we commit our own capital as part of our trading business. The number and size of these large transactions may materially affect our results of operations in a given period. We may also incur significant losses from our trading activities due to market fluctuations and volatility from quarter to quarter. Although we generally do not engage in proprietary trading, we maintain trading positions in the fixed income and equity markets to facilitate client trading activities. To the extent that we own assets, i.e., have long positions, in any of those markets, a downturn in the value of those assets or in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.
Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.
   Liquidity, or ready access to funds, is essential to financial services firms. Failures of financial institutions have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our trading business and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in brokerage transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our trading clients, third parties or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.
   Our private equity business may also create liquidity risk due to increased levels of investments in high-risk, illiquid assets. We have made substantial principal investments in our private equity funds and may make additional investments in future funds, which are typically made in securities that are not publicly traded. There is a significant risk that we may be unable to realize our investment objectives by sale or other disposition at attractive prices or may otherwise be unable to complete any exit strategy. In particular, these risks could arise from changes in the financial condition or prospects of the portfolio companies in which investments are made, changes in national or international economic conditions or changes in laws, regulations, fiscal policies or political conditions of countries in which investments are made. It takes a substantial period of time to identify attractive investment opportunities and then to realize the cash value of our investments through resale. Even if a private equity investment proves to be profitable, it may be several years or longer before any profits can be realized in cash.
   Thomas Weisel Partners LLC, our broker-dealer subsidiary, is subject to the net capital requirements of the SEC and various self-regulatory organizations of which it is a member. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of its assets be kept in relatively liquid form. Any failure to comply with these net capital requirements could impair our ability to conduct our core business as a brokerage firm. Furthermore, Thomas Weisel Partners LLC is subject to laws that authorize regulatory bodies to block or reduce the flow of funds from it to Thomas Weisel Partners Group, Inc. As a holding company, Thomas Weisel Partners Group, Inc. depends on dividends, distributions and other payments from its subsidiaries to fund any dividend payments and to fund all payments on its obligations, including any debt obligations. As a result, regulatory actions could impede access to funds that Thomas Weisel Partners Group, Inc. needs to make payments on obligations, including debt obligations, or dividend payments. In addition, because Thomas Weisel Partners Group, Inc. holds equity interests in the firm’s subsidiaries, its rights as an equity holder to the assets of these subsidiaries may not materialize until the claims of the creditors of these subsidiaries are first satisfied.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk.
   Our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, breach of contract or other reasons. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. As a clearing member firm, we finance our customer positions and could be held responsible for the defaults or misconduct of our customers. Although we regularly review credit exposures to specific clients and counterparties and to specific industries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. If any of the variety of instruments, processes and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses.
Our independent registered public accounting firm has in the past identified material weaknesses in our internal controls; failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.
   In connection with the audit of our consolidated financial statements for the year ended December 31, 2004 and the nine months ended September 30, 2005, our independent registered public accounting firm identified material weaknesses in our internal controls, as defined in the standards established by the American Institute of Certified Public Accountants. The material weakness identified for the year ended December 31, 2004 related to deficiencies in the accounting research and reporting functions within our finance department, which resulted in improper applications of U.S. generally accepted accounting principles, or GAAP, to certain employment contracts that we entered into with our employees. As a result, we recorded a decrease of approximately $2.7 million in compensation expense in our 2004 consolidated financial statements to correct these errors and recorded a corresponding increase to compensation expense in earlier years. The material weakness identified for the nine months ended September 30, 2005 related to our closing and reporting process and our not being as self-sufficient as we needed to be with respect to the selection and application of accounting policies for complex transactions. Because we lacked sufficient resources to perform a timely review of amounts and disclosures in our financial statements, we had errors aggregating approximately $350,000 in the valuation of certain investments in partnerships. Although we were not required to have, nor was our independent registered public accounting firm engaged to perform, an audit of our internal controls over financial reporting, our independent registered public accounting firm did not continue to identify either of the material weaknesses described above in our internal controls in connection with the audit of our consolidated financial statements for the year ended December 31, 2005.
   These historical material weaknesses may indicate a heightened risk that a material misstatement in our annual or interim financial statements will not be prevented or detected or that a material weakness will occur or be identified in the future. In addition, other significant deficiencies or material weaknesses in our internal control over financial reporting may be identified in the future.
   Now that we have become a public company, Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC will require our management to conduct annual assessments of the effectiveness of our internal control over financial reporting and will require a report by our independent registered public accounting firm addressing these assessments, beginning as early as our fiscal year ending December 31, 2007. During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002 for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in our stock price. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from The Nasdaq Stock Market, regulatory investigations and civil or criminal sanctions.
Our operations and infrastructure may malfunction or fail.
   Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across diverse markets, and the transactions we process have become increasingly complex. Our financial, accounting or other data processing systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer an impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.
   We also face the risk of operational failure or termination of any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. We are currently in the process of transitioning to a new clearing broker and order management system in connection with our securities transactions, and we may experience operational failure or termination either before or after the completion of this process. Any such failure or termination could adversely affect our ability to effect transactions and to manage our exposure to risk.
   In addition, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with which we conduct business, whether due to fire, other natural disaster, power or communications failure, act of terrorism or war or otherwise. Nearly all of our employees in our primary locations, including San Francisco, New York and Boston, work in close proximity to each other. If a disruption occurs in one location and our employees in that location are unable to communicate with or travel to other locations, our ability to service and interact with our clients may suffer and we may not be able to implement successfully contingency plans that depend on communication or travel.
   Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize our or our clients’ or counterparties’ confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients’, our counterpar-

ties’ or third parties’ operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.
Strategic investments or acquisitions and joint ventures may result in additional risks and uncertainties in our business.
   We intend to grow our core businesses through both internal expansion and through strategic investments, acquisitions or joint ventures. To the extent we make strategic investments or acquisitions or enter into joint ventures, we face numerous risks and uncertainties combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners. In the case of joint ventures, we are subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control. In addition, conflicts or disagreements between us and our joint venture partners may negatively impact our businesses.
   In 2006 we plan to further enhance our research capabilities and engage in other business initiatives through our office in Mumbai, India. To the extent that we pursue business opportunities outside the United States, we will be subject to political, economic, legal, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls and other restrictive governmental actions, as well as the outbreak of hostilities. In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. We are also subject to the enhanced risk that transactions we structure might not be legally enforceable in the relevant jurisdictions.
Evaluation of our prospects may be more difficult in light of our limited operating history.
   Our company was formed in 1998 and we have a limited operating history upon which to evaluate our business and prospects. As a relatively young enterprise, we are subject to the risks and uncertainties that face a company during its formative development. Some of these risks and uncertainties relate to our ability to attract and retain clients on a cost-effective basis, expand and enhance our service offerings, raise additional capital and respond to competitive market conditions. We may not be able to address these risks adequately, and our failure to do so may adversely affect our business and the value of an investment in our common stock.
Risks Related to Our Industry
We face risks associated with regulatory impact on capital markets.
   Highly-publicized financial scandals in recent years have led to investor concerns over the integrity of the U.S. financial markets, and have prompted Congress, the SEC, the NYSE and Nasdaq to significantly expand corporate governance and public disclosure requirements. To the extent that private companies, in order to avoid becoming subject to these new requirements, decide to forgo initial public offerings, our equity underwriting business may be adversely affected. In addition, provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules imposed by self-regulatory organizations have diverted many companies’ attention away from capital market transactions, including securities offerings and acquisition and disposition transactions. In particular, companies that are or are planning to be public are incurring significant expenses in complying with the SEC and accounting standards relating to internal control over financial reporting, and companies that disclose material weaknesses in such controls under the new standards may have greater difficulty accessing the capital markets. These factors, in addition to adopted or proposed accounting and disclosure changes, may have an adverse effect on our business.
Financial services firms have been subject to increased scrutiny over the last several years, increasing the risk of financial liability and reputational harm resulting from adverse regulatory actions.
   Firms in the financial services industry have been operating in a difficult regulatory environment. The industry has experienced increased scrutiny from a variety of regulators, including the SEC, the NYSE, the NASD and state attorneys general. Penalties and fines sought by regulatory authorities have increased substantially over the last several years. This regulatory and enforcement environment has created uncertainty with respect to a number of transactions that had historically been entered into by financial services firms and that were generally believed to be permissible and appropriate. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. We also may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. Among other things, we could be fined, prohibited from engaging in some of our business activities or subject to limitations or conditions on our business activities. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.
   In addition, financial services firms are subject to numerous actual or perceived conflicts of interest. The SEC and other federal and state regulators have increased their scrutiny of potential conflicts of interest. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and regularly seek to review and update our policies, controls and procedures. However, appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with conflicts of interest. Our policies and procedures to address or limit actual or perceived conflicts may also result in increased costs, additional operational personnel and increased regulatory risk. Failure to adhere to these policies and procedures may result in regulatory sanctions or client litigation. For example, the research areas of investment banks have been and remain the subject of heightened regulatory scrutiny which has led to increased restrictions on the interaction between equity research analysts and investment banking personnel at securities firms. Several securities firms in the United States, including our wholly-owned broker-dealer subsidiary, reached a global settlement in 2003 and 2004 with certain federal and state securities regulators and self-regulatory organizations to resolve investigations into equity research analysts’ alleged conflicts of interest. Under this settlement, the firms have been subject to certain restrictions and undertakings, which have imposed additional costs and limitations on the conduct of our businesses. Potential civil lawsuits implicating investment research analysts’ conflicts of interest were not settled as part of the global settlement. Our total potential liability in respect of such civil cases cannot be reasonably estimated but could be material to our results of operations. The global settlement also did not resolve potential charges involving individual employees, including supervisors, and regulatory investigations are continuing.
   Asset management businesses have experienced a number of highly publicized regulatory inquiries concerning market timing, late trading and other activities that focus on the mutual fund industry. These inquiries have resulted in increased scrutiny within the industry and new rules and regulations for mutual funds, investment advisers and broker-dealers. Although we do not act as an investment adviser to mutual funds, the regulatory scrutiny and rulemaking initiatives may result in an increase in operational and compliance costs or the assessment of significant fines or penalties against our asset management business, and may otherwise limit our ability to engage in certain activities. In addition, the SEC staff has conducted studies with respect to soft dollar practices in the brokerage and asset management industries. In October 2005, the SEC proposed interpretive guidance regarding the scope of permitted brokerage and research services in connection with soft dollar practices. The SEC staff has indicated that it is considering additional rulemaking in this area, and we cannot predict the effect that additional rulemaking may have on our asset management or brokerage business.
Our exposure to legal liability is significant, and damages that we may be required to pay and the reputational harm that could result from legal action against us could materially adversely affect our businesses.
   We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities offerings and other transactions, potential liability for “fairness opinions” and other advice we provide to participants in strategic transactions and disputes over the terms and conditions of complex trading arrangements. We are also subject to claims arising from disputes with employees for alleged discrimination or harassment, among other things. For example, in December 2005, we received letters from counsel purporting to represent at least six of our former partners, claiming, among other things, their right to return of certain capital contributions made by them and these claims remain unresolved. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.
   As a brokerage and investment banking firm, we depend to a large extent on our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, it may be more damaging in our business than in other businesses. Moreover, our role as advisor to our clients on important underwriting or mergers and acquisitions transactions involves complex analysis and the exercise of professional judgment, including rendering “fairness opinions” in connection with mergers and other transactions. Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties, including stockholders of our clients who could bring securities class actions against us. Our investment banking engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be enforceable in all cases. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our results of operations or cause significant reputational harm to us, which could seriously harm our business and prospects. For more information, see “Business — Legal Proceedings”.
Employee misconduct could harm us and is difficult to detect and deter.
   There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur at our company. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases, and we may suffer significant reputational harm for any misconduct by our employees.

Risks Related to Ownership of Our Common Stock
We are controlled by our partners whose interests may differ from those of other stockholders.
   Following the completion of this offering, our partners will collectively own 41.1% of the total shares of common stock outstanding. Of these partners, Thomas W. Weisel will beneficially own approximately 9.5% of our common stock and he and the six other members of our Executive Committee will collectively own approximately 18.9% of our common stock. In addition, adult children of Thomas W. Weisel who are not partners of the firm will beneficially own 107,422 shares of our common stock (representing an additional 0.4% of our common stock) after giving effect to this offering.
   As a result of these shareholdings, our partners are effectively able to elect our entire board of directors, control our management and policies and, in general, determine without the consent of the other stockholders the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. Our partners effectively will be able to prevent or cause a change in control of us. These actions may be taken even if other stockholders oppose them.
Provisions of our organizational documents may discourage an acquisition of us.
   Our organizational documents contain provisions that will impede the removal of directors and may discourage a third party from making a proposal to acquire us. For example, our board of directors may, without the consent of stockholders, issue preferred stock with greater voting rights than our common stock. If a change of control or change in management that stockholders might otherwise consider to be favorable is prevented or delayed, the market price of our common stock could decline. See “Description of Capital Stock — Certain Anti-Takeover Matters” for a discussion of these anti-takeover provisions.
Future sales of our common stock could cause our stock price to decline.
   Sales of substantial amounts of common stock by our partners, employees and other stockholders, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities.
   Following the completion of this offering, there will be 25,041,112 shares of our common stock outstanding. Of these shares, the 6,900,000 shares sold in our initial public offering are freely transferable without restriction or further registration under the Securities Act of 1933 as will be the 5,350,000 shares being offered in this offering. Subject to certain exceptions, the remaining 12,791,112 shares of common stock will become available for future sale upon the expiration or the waiver of transfer restrictions or in accordance with registration rights. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.
The market price of our common stock may decline.
   The price of our common stock may fluctuate widely, depending upon many factors, including our perceived prospects and those of the financial services industry in general, differences between our actual financial and operating results and those expected by investors, changes in general economic or market conditions, broad market fluctuations and failure to be covered by securities analysts. Declines in the price of our stock may adversely affect our ability to recruit and retain key employees, including our partners.
Our historical and unaudited pro forma financial information may not permit you to predict our costs of operations.
   The historical consolidated financial information in this prospectus does not reflect the added costs that we expect to incur as a public company or the resulting changes that have occurred in our capital structure and operations. Because we historically operated through partnerships and limited liability companies prior to our transition to corporate form, we paid little or no taxes on profits and paid limited salaries to our partners. We have also publicly disclosed unaudited pro forma consolidated financial information, which was prepared based on various estimates relating to our operations and expenses as a public company. The estimates we used in our unaudited pro forma financial information may not be similar to our actual experience as a public corporation.
We may be required to make payments under certain indemnification agreements.
   In connection with our initial public offering and our conversion to corporate form, we entered into agreements that provide for the indemnification of our members, partners, directors, officers and certain other persons authorized to act on our behalf against certain losses that may arise out of our initial public offering or the related reorganization transactions, certain liabilities of our partners relating to the time they were members of Thomas Weisel Partners Group LLC, and certain tax liabilities of our members that may arise in respect of periods prior to our initial public offering when we operated as a limited liability company. We may be required to make payments under these indemnification agreements, which could adversely affect our financial condition. For more information on our indemnification arrangements, see “Certain Relationships and Related Transactions — Reorganization Transactions”, “Certain Relationships and Related Transactions — Director and Officer Indemnification” and “Certain Relationships and Related Transactions — Tax Indemnification Agreement and Related Matters”.
We do not expect to pay any cash dividends in the foreseeable future.
   We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends in the foreseeable future. Accordingly, our stockholders must rely on sales of their shares of common stock after price appreciation, which may never occur, as the only way to realize any future gains on an investment in our common stock. Investors seeking cash dividends should not purchase our common stock.
We have broad discretion over the use of the net proceeds to us from this offering.
   We have broad discretion to use the net proceeds to us from this offering and our initial public offering, and you will be relying on the judgment of our board of directors and our management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, including support and expansion of our underwriting, trading and asset management businesses and strategic acquisitions and investments, we have not allocated these net proceeds for specific purposes. In addition, we may not be successful in investing the net proceeds from this offering to yield a favorable return. For more information, see “Use of Proceeds”.
Our common stock has only been publicly traded since February 2, 2006 and we expect that the price of our common stock will fluctuate substantially.
   There has only been a public market for our common stock since February 2, 2006 and during such time our stock price has fluctuated from a low of $18.71 to a high of $24.12. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;

•	announcements by us or our competitors or significant acquisitions, strategic partnerships or divestitures;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales of our common stock by our directors and officers or by our other principal stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
   We have made statements under the captions “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks outlined under “Risk Factors” in this prospectus.
   These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
   Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.
   Forward-looking statements include, but are not limited to, the following:

•	the discussion in “Business — Market Opportunity”, and related summary in “Prospectus Summary — Market Opportunity,” of significant market opportunities for us created by demands in our target sectors, a strong venture capital investment backlog, consolidation within the investment banking industry and structural changes in the brokerage business;

•	the statement in “Business — Competitive Strengths” and related summary in “Prospectus Summary — Competitive Strengths” as to our expectation that our future growth may result from our competitive strengths;

•	the statements in “Business — Strategy” and related summary in “Prospectus Summary — Strategy” as to our plans, goals, intentions, expectations and beliefs concerning building on our competitive strengths, maintaining our commitment to growth companies and growth investors, identifying emerging trends and industries, expanding our research footprint efficiently, exploring additional areas of growth in alternative asset management and other complementary businesses and selectively pursuing strategic acquisitions and investments, as well as the statement in “Business — Strategy” about our belief that our recent initial public offering will enhance our stature and recognition within the investment banking community and aid our recruiting and business development efforts;

•	the statement about our intention that beginning in 2006 we will target total compensation and benefits expense, including that payable to our partners but excluding expenses relating to equity awards made in connection with our initial public offering, to be within the range of 55% to 58% of annual net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities) in “Prospectus Summary — Summary Consolidated Financial Data”, “Risk Factors — Risks Related to Our Business,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Expenses”;

•	the statement about our plan to further enhance our research capabilities in 2006 through our office in Mumbai, India in “Business — Principal Business Lines — Equity Research” and “Risk Factors — Risks Related to Our Business”;

•	the statement about our expectation to raise follow-on or new private equity funds in the future in “Business — Principal Business Lines — Asset Management”;

•	the statement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” about our belief in the long-term market opportunity for our services;

•	the discussion of our ability to meet liquidity and regulatory capital requirements for the foreseeable future with our current level of equity capital, net proceeds to us from our recent initial public offering and this offering and funds anticipated to be provided by operating activities in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”; and

•	the statements about our potential investment banking activity in “Business — Market Opportunity — Investment Banking”.

DIVIDEND POLICY
   We do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and growth of our businesses.

USE OF PROCEEDS
   We will receive net proceeds from our sale of shares of common stock in this offering of approximately $57 million, after deducting underwriting discounts and commissions and estimated offering expenses. The above amounts do not include underwriting discounts that will be received by Thomas Weisel Partners LLC as an underwriter in this offering. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.
   We intend to use the net proceeds from this offering for general corporate purposes. Although we have not specifically earmarked funds for any expansion initiative, we may use the net proceeds from this offering to expand our underwriting, trading and asset management businesses as well as for strategic acquisitions and investments.

CAPITALIZATION
   The following table sets forth our capitalization as of March 31, 2006 on an historical basis and as adjusted basis to reflect this offering.
   This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Condensed Consolidated Financial Information” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2006

		As Adjusted for
	Historical	This Offering

	(In thousands, except share and
	per share data)
Capital lease obligations & notes payable	$38,754	$38,754

Stockholders’ equity:
Common stock, par value $0.01 per share, 100,000,000 shares authorized, 22,261,710 shares issued and outstanding and 25,041,112 shares issued and outstanding on an as adjusted basis for this offering	223	250	(a)
Additional paid-in capital	270,321	327,278	(a)
Accumulated deficit	(98,820)	(98,820)
Accumulated other comprehensive income (loss)	(306)	(306)

Total stockholders’ equity	$171,418	$228,402

Total capitalization	$210,172	$267,156

(a)	Reflects the estimated net proceeds from the sale by us of 2,779,402 shares of common stock pursuant to this offering, after deducting underwriting discounts and commissions and estimated offering expenses.

MARKET PRICE OF COMMON STOCK
   Our common stock has been traded on The Nasdaq Stock Market under the symbol “TWPG” since February 2, 2006. The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported by The Nasdaq Stock Market:

Fiscal Year 2006	High	Low

First Quarter (commencing February 2, 2006)	$24.00	$18.71
Second Quarter (through May 17, 2006)	$24.12	$19.75
   On May 17, 2006, the last reported price of our common stock on The Nasdaq Stock Market was $22.33 per share. As of May 17, 2006, we had approximately 125 stockholders of record.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
   The following Unaudited Pro Forma Condensed Consolidated Financial Information is based upon our historical consolidated financial statements. The Unaudited Pro Forma Condensed Consolidated Statement of Operations Information for the year ended December 31, 2005 and the three months ended March 31, 2006 was prepared as if the reorganization transactions and the related transactions described under “Certain Relationships and Related Transactions — Reorganization Transactions” had taken place on January 1, 2005 and January 1, 2006, respectively. As permitted by the rules and regulations of the SEC, the Unaudited Pro Forma Condensed Consolidated Financial Information is presented on a condensed basis.
   Prior to our initial public offering, we were organized as a limited liability company, and a portion of payments to our partners were distributions rather than compensation. As a result, our compensation and benefits expense has not reflected all of the payments to our partners and therefore may understate the expected operating costs to be incurred by us after our recent initial public offering. We intend to maintain annual total compensation and benefits expense, including that payable to our partners but excluding equity awards made in connection with our initial public offering, at between 55% and 58% of net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities) each year beginning in 2006, although we retain the ability to change this rate in the future. For 2005, our total compensation and benefits expense was 63% of our net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities).
   Likewise, as a limited liability company, we were not subject to U.S. federal or state income taxes. As a result, our reported tax expense understates the level of taxes that we will now pay as a public corporation.
   In order to reflect our compensation, tax and capital structure following our recent initial public offering, the Unaudited Pro Forma Condensed Consolidated Financial Information gives effect to the following items:

•	a provision (benefit) for income taxes as a corporation at an assumed combined federal, foreign, state and local income tax rate of 42% and 43% of our pre-tax income (loss) adjusted for non-deductible items for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively;

•	the reorganization transactions and the related transactions described under “Certain Relationships and Related Transactions — Reorganization Transactions”, including the principal reorganization transactions summarized below:

•	merger of a newly formed wholly-owned subsidiary of Thomas Weisel Partners Group, Inc. into Thomas Weisel Partners Group LLC immediately prior to the completion of our initial public offering, with the latter surviving the merger, followed by a subsequent merger of Thomas Weisel Partners Group LLC into Thomas Weisel Partners Group, Inc., with the latter surviving the merger;

•	automatic exchange of membership interests of our current partners and certain former partners and our Class C redeemable preference shares for shares of common stock of Thomas Weisel Partners Group, Inc. immediately prior to the completion of our recent initial public offering;

•	automatic exchange of our Class D redeemable convertible preference shares held by CalPERS and Class D-1 redeemable convertible preference shares held by Nomura for shares of common stock, notes payable and, in the case of Nomura, a warrant, of Thomas Weisel Partners Group, Inc. immediately prior to the completion of our recent initial public offering; and

•	The sale by us of common stock pursuant to our initial public offering.

   These items are collectively referred to as the “Pro Forma Adjustments”. We did not adjust total compensation and benefits expenses in 2005 because actual compensation and benefits expenses exceeded 58% of our net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities). We did not adjust total compensation and benefits for the three months ended March 31, 2006 because we applied our post-initial public offering compensation policy for that entire period.
   The Unaudited Pro Forma Condensed Consolidated Financial Information does not give effect to the arrangements regarding Thomas Weisel Capital Partners, L.P. described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenues — Asset Management”.
   The Pro Forma Adjustments are based upon available information and certain assumptions that management believes are reasonable. The Unaudited Pro Forma Condensed Consolidated Financial Information and accompanying notes should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.
   The Unaudited Pro Forma Condensed Consolidated Financial Information presented is not necessarily indicative of the results of operations or financial position that might have occurred had the Pro Forma Adjustments actually taken place as of the dates specified, or that may be expected to occur in the future.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS INFORMATION

	Year Ended December 31, 2005

							Total	Pro Forma
		Pro Forma					Pro Forma,	Adjustments
		Adjustments		Total Pro	Pro Forma		as Adjusted for	for our
		for		Forma, as	Adjustments		Corporate Tax	Initial	Total Pro
		Corporate		Adjusted for	for the		and the	Public	Forma, as
	Historical	Tax		Corporate Tax	Reorganization		Reorganization(f)	Offering	Adjusted

	(In thousands, except per share data)
Net revenues	$250,886	$—		$250,886	$(1,770	)(a)	$249,116	$—	$249,116
Compensation and benefits	154,163	—	(b)	154,163	—		154,163	—	154,163
Other expenses	101,594	—		101,594	—		101,594	—	101,594

Total expenses	255,757	—		255,757	—		255,757	—	255,757

Income (loss) before taxes	(4,871)	—		(4,871)	(1,770)		(6,641)	—	(6,641)
Provision for taxes (tax benefit)	2,187	(2,783	)(c)	(596)	(747	)(c)	(1,343)	—	(1,343)

Net income (loss)	$(7,058)	$2,783		$(4,275)	$(1,023)		$(5,298)	$—	$(5,298	)(e)

Less Preferred dividends:
Class D redeemable convertible shares	$(7,000)	$—		$(7,000)	$7,000	(d)	$—	$—	$—
Class D-1 redeemable convertible shares	(3,750)	—		(3,750)	3,750	(d)	—	—	—
Less: Accretion of Class C redeemable preference stock	(4,904)	—		(4,904)	4,904	(d)	—	—	—

Net income (loss) attributable to common stockholders	$(22,712)	$2,783		$(19,929)	$14,631		$(5,298)	$—	$(5,298)

Weighted average shares used in the computation of per share data:
Basic weighted average shares outstanding				13,274 (h)			17,347		22,262(i	)
Diluted weighted average shares outstanding				13,274			17,347 (g)		22,262(g	)(i)
Earnings per share:
Basic earnings per share				$(1.50)			$(0.31)		$(0.24)
Diluted earnings per share				$(1.50)			$(0.31)		$(0.24)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS INFORMATION

	Three Months Ended March 31, 2006

							Total	Pro Forma
							Pro Forma,	Adjustments
		Pro Forma		Total Pro	Pro Forma		as Adjusted for	for our
		Adjustments		Forma, as	Adjustments		Corporate Tax	Initial	Total Pro
		for Corporate		Adjusted for	for the		and the	Public	Forma, as
	Historical	Tax		Corporate Tax	Reorganization		Reorganization(f)	Offering	Adjusted

	(In thousands, except per share data)
Net revenues	$77,977	$—		$77,977	$(139	)(a)	$77,838	$—	$77,838
Compensation and benefits	41,937	—	(b)	41,937	—		41,937	—	41,937
Other expenses	25,562	—		25,562	—		25,562	—	25,562

Total expenses	67,499	—		67,499	—		67,499	—	67,499

Income (loss) before taxes	10,478	—		10,478	(139)		10,339	—	10,339
Provisions for taxes (tax benefit)	(10,831)	1,527	(c)	(9,304)	(60	)(c)	(9,364)	—	(9,364)

Net income (loss)	$21,309	$(1,527)		$19,782	$(79)		$19,703	$—	$19,703	(e)

Less Preferred dividends:
Class D redeemable convertible shares	$(710)	$—		$(710)	$710	(d)	$—	$—	$—
Class D-1 redeemable convertible shares	(380)	—		(380)	380	(d)	—	—	—
Less: Accretion of Class C redeemable preference stock	(518)	—		(518)	518	(d)	—	—	—

Net income (loss) attributable to common stockholders	$19,701	$(1,527)		$18,174	$1,529		$19,703	$—	$19,703

Weighted average shares used in the computation of per share data:
Basic weighted average shares outstanding	20,238			20,238			20,238		20,238	(j)
Diluted weighted average shares outstanding	20,536			20,536			20,536		20,536	(j)(k)
Earnings per share:
Basic earnings per share	$0.97			$0.90			$0.97		$0.97
Diluted earnings per share	$0.96			$0.88			$0.96		$0.96
The accompanying notes are an integral part of the
Unaudited Pro Forma Condensed Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS INFORMATION
   (a) CalPERS held all of the issued and outstanding Class D redeemable convertible shares. Nomura held all of the issued and outstanding Class D-1 redeemable convertible shares. Upon reorganization, Class D and D-1 shares were converted into shares of common stock and notes payable and, in the case of Nomura, a warrant. CalPERS received $10 million principal amount of an unsecured, senior floating-rate note which was recorded at the estimated fair value of the debt of $9.1 million, and $10 million principal amount of an unsecured, senior non-interest bearing note, which was recorded at the estimated fair value of the debt of $8.7 million. Nomura received $13 million principal amount of an unsecured, senior floating-rate note, which was recorded at the estimated fair value of the debt of $11.9 million, as well as a warrant with a fair value of $4.6 million.
   On a pro forma basis, net revenues were decreased by the estimated interest expense for the notes payable to CalPERS and Nomura. Unsecured, senior five-year floating-rate notes payable to CalPERS and Nomura bear interest at a rate per annum equal to the mid-term applicable federal rate, as defined in Section 1274(d) of the Internal Revenue Code of 1986. The payments on these notes will be made on a monthly basis in the amount of such interest over the next five years, until repayment of the principal at the end of the five-year term. The notes payable to CalPERS and Nomura have been recorded at the net present value of the interest and principal payments of $9.1 million and $11.9 million, respectively. The interest expense for these notes is calculated on a monthly basis by applying our estimated incremental borrowing rate as of February 7, 2006, the Reorganization Date, of 6.77% per annum, to the carrying value of each note at the beginning of each month. The annual incremental borrowing rate was estimated as the interest rate on five-year treasury securities as of February 7, 2006 of 4.52% plus 2.25%.
   A second note payable to CalPERS provides for payments as and when certain distributions are made from Thomas Weisel Capital Partners, L.P. The payments on this note are made in the amount of such distributions over the next five years with certain amortization amounts, until $10 million aggregate amounts are paid under this note. This note has been recorded at the net present value of the estimated distributions of $8.7 million, and interest expense for the note is calculated on a monthly basis by applying our estimated incremental borrowing rate as of February 7, 2006, the Reorganization Date, of 6.77% per annum, to the carrying value of the note at the beginning of each month. The annual incremental borrowing rate was estimated as the interest rate on five-year treasury securities as of February 7, 2006 of 4.52% plus 2.25%.
   On a pro forma basis, details of net incremental interest expense on notes payable to CalPERS and Nomura for the year ended December 31, 2005 are as follows, as if these notes were outstanding for the year from January 1, 2005:

		Carrying
		Value as of	Annual	Increase in
	Principal	January 1,	Interest	Interest
	Amount	2005	Rate	Expense

	($ in thousands)
Addition of net incremental interest expense for the year ended December 31, 2005:
Unsecured, senior floating-rate note payable to CalPERS	$10,000	$9,125	6.77%	$605
Unsecured, senior non-interest bearing note payable to CalPERS	10,000	8,741	6.77%	380
Unsecured, senior floating-rate note payable to Nomura	13,000	11,862	6.77%	786

Net incremental interest expense	$33,000	$29,728		$1,771

   On a pro forma basis, details of net incremental interest expense on notes payable to CalPERS and Nomura for the three months ended March 31, 2006 are as follows, as if these notes were outstanding for the period from January 1, 2006:

		Carrying
		Value as of	Annual	Increase in
	Principal	January 1,	Interest	Interest
	Amount	2006	Rate	Expense

	($ in thousands)
Addition of net incremental interest expense for the three months ended March 31, 2006:
Unsecured, senior floating-rate note payable to CalPERS	$10,000	$9,125	6.77%	$45
Unsecured, senior non-interest bearing note payable to CalPERS	10,000	8,741	6.77%	35
Unsecured, senior floating-rate note payable to Nomura	13,000	11,862	6.77%	59

Net incremental interest expense	$33,000	$29,728		$139

   If actual interest rates were 0.125% per annum higher or lower than the rates used in the calculation of interest expense for the notes payable to CalPERS and Nomura, changes in pro forma income (loss) before taxes and pro forma net income (loss) would be immaterial for the year ended December 31, 2005 and the three months ended March 31, 2006.
   (b) Prior to our initial public offering we were a limited liability company and certain payments to our partners during this period were distributions of members’ capital rather than compensation. As a corporation, we will include all payments for services rendered by our partners in our compensation and benefits expense.
   We intend to maintain annual total compensation and benefits expense, including that payable to our partners but excluding equity awards to be made in connection with our initial public offering, at between 55% and 58% of net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities) each year beginning in 2006, although we retain the ability to change this rate in the future. We have not adjusted total compensation and benefits expense for the year ended December 31, 2005 because actual compensation and benefits expense exceeded 58% of our net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities). We have not adjusted total compensation and benefits expense for the three months ended March 31, 2006 because we applied our post-initial public offering compensation policy for that entire period.
   (c) As a limited liability company, we were generally not subject to income taxes except in certain foreign and local jurisdictions. The pro forma provision for taxes (tax benefit) for the year ended December 31, 2005 and the three months ended March 31, 2006 includes adjustments for additional tax benefit of $3.5 million and an additional tax expense of $1.5 million, respectively. These adjustments include assumed federal, foreign, state and local income taxes as if we were a corporation from January 1 in each period at an assumed combined federal, foreign, state and local income tax rate of 42% and 43% of our pre-tax income (loss) adjusted for non-deductible items for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively. The Unaudited Pro Forma Condensed Consolidated Financial Information does not include the effect, if any, of the tax indemnification described in “Certain Relationships and Related Transactions — Tax Indemnification Agreement and Related Matters”.
   (d) Income (loss) attributable to common stockholders was adjusted for the amount of preferred return on Class D and D-1 redeemable convertible shares and accretion on Class C redeemable preference shares. All Class C, D and D-1 redeemable preference shares were automatically converted into shares of common stock, notes payable and, in the case of Class D-1 redeemable convertible shares, a warrant immediately prior to the completion of our recent initial public offering.
   (e) The following table reconciles historical net income (loss) to pro forma net income (loss), as adjusted, for the periods indicated.

		Three months
	Year ended	ended
	December 31,	March 31,
	2005	2006

Net income (loss)	$(7,058)	$21,309
Tax expense (benefit)	2,187	(10,831)

Income (loss) before tax	(4,871)	10,478
Interest on CalPERS and Nomura notes	(1,770)	(139)

Pro forma income (loss) before tax	(6,641)	10,339
Pro forma tax expense (benefit)	(1,343)	(9,364)

Pro forma net income (loss)	$(5,298)	$19,703

   (f) Upon completion of our initial public offering, a broad group of our employees and advisors and each of our independent directors received a grant of restricted stock units with respect to which an aggregate of 1,869,171 shares of common stock will be deliverable. With respect to these grants, beginning in the first quarter of 2006, in accordance with SFAS No. 123-R, Share-Based Payment, we will record non-cash compensation expense ratably over the requisite service period of three years, based upon the initial public offering price of $15 per share. We currently estimate that the total expense will approximate $22.5 million. No adjustment has been made for these charges in the pro forma condensed consolidated statement of operations information for the year ended December 31, 2005 or the three months ended March 31, 2006. The historical compensation and benefits expense for the three months ended March 31, 2006 reflects the actual amounts accrued for these charges of $1.1 million for the period from February 7, 2006 to March 31, 2006.
   The allocation of these grants to the employees was determined on a discretionary basis and grants to independent directors were determined in accordance with our director compensation policy. Subject to the employee’s continued employment on the relevant vesting dates, the common stock underlying the restricted stock units awarded in connection with our initial public offering generally will vest in equal installments on the first, second and third anniversaries of the date of the completion of our initial public offering and will generally be deliverable in equal installments on or about the third, fourth and fifth anniversaries of the date of the completion of our initial public offering, although the common stock may be deliverable earlier in the event of a change in control. While these restricted stock units are outstanding, amounts equal to any regular cash dividends that would have been paid on the common stock underlying these units if the common stock had been actually issued will be paid in cash at about the same time that the dividends are paid generally to our stockholders.
   Non-cash compensation expense associated with the initial grant of restricted stock units under the equity incentive plan of approximately $7.5 million will be recorded in each of the first three years following the grant of the restricted stock units (or approximately $1.9 million for each fiscal quarter). As the underlying shares of common stock are delivered, common stock will be increased for the par value of such shares.
   When the shares of common stock underlying these units are delivered, such shares will be included in basic shares outstanding. Restricted stock units outstanding are considered common stock equivalents until the underlying shares of common stock are delivered, and are included within dilutive shares outstanding using the treasury stock method in accordance with SFAS No. 128, Earnings per Share, unless their effect is antidilutive.
   (g) The pro forma diluted number of shares outstanding for the year ended December 31, 2005 does not include the effect of the issuance of a warrant to Nomura for 486,486 shares of our common stock, as the warrant would have an antidilutive effect on net loss per share for this period. See “Certain Relationships and Related Transactions” for additional information. The pro forma diluted number of shares outstanding for the year ended December 31, 2005, as adjusted, also does not include the effect of the grant, made upon completion of our initial public offering, of restricted stock units to a broad group of our employees and advisors and each of our independent directors with respect to which an aggregate of 1,869,171 shares of common stock will be deliverable.
   (h) On a pro forma basis, the basic shares outstanding that relate to the conversion to a corporation is based on 13,274,218 shares, the number of shares held by our current and former partners prior to our initial public offering.
   (i) Reflects the sale by us of 4,914,440 shares of common stock pursuant to our initial public offering.
   (j) The historical and pro forma weighted average basic number of shares outstanding for the three months ended March 31, 2006 are calculated assuming exchange of the Class C, D and D-1 redeemable convertible preference shares and Class A and A-1 shares for the shares of common stock, notes payable and a warrant as if these transactions had been consummated on January 1, 2006. The shares of common stock sold by us pursuant to our initial public offering are considered outstanding from the date of the initial public offering.
   (k) The historical and pro forma weighted average diluted number of shares outstanding for the three months ended March 31, 2006 are calculated using the treasury stock method to reflect the potential dilutive effect of the unvested restricted stock units, warrant and unexercised stock options. For purposes of computing dilutive shares outstanding using the treasury stock method, (a) the shares of common stock underlying unvested restricted stock units are assumed to have been delivered at the time of grant on February 7, 2006 and resulted in incremental shares outstanding of 164,011, (b) exercise of the warrant was assumed at the beginning of the period and resulted in incremental shares outstanding of 134,394 and (c) unexercised stock options were excluded as their effect was anti-dilutive.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
   The following selected consolidated financial and other data of Thomas Weisel Partners Group LLC should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Condensed Consolidated Financial Information” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.
   The selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated statement of financial condition data as of December 31, 2004 and 2005, are derived from, and qualified by reference to, the audited consolidated financial statements of Thomas Weisel Partners Group, Inc. (formerly Thomas Weisel Partners Group LLC) included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The selected consolidated statement of operations data for the three months ended March 31, 2005 and 2006, and the selected consolidated statement of financial condition data as of March 31, 2006, are derived from, and qualified by reference to, the unaudited condensed consolidated financial statements of Thomas Weisel Partners Group, Inc. (formerly Thomas Weisel Partners Group LLC) included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The selected consolidated statement of operations data for the year ended December 31, 2002 and the selected consolidated statement of financial condition data as of December 31, 2003 have been derived from audited consolidated financial statements of Thomas Weisel Partners Group LLC not included in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 2001 and the selected consolidated statement of financial condition data as of December 31, 2001 and 2002 have been derived from unaudited consolidated financial statements of Thomas Weisel Partners Group LLC not included in this prospectus. The Selected Data and Ratios have been obtained or derived from our records.
   The unaudited pro forma data set forth below for the year ended December 31, 2005 and the three months ended March 31, 2006 has been derived from the pro forma data set forth in “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus. Because our historical earnings do not fully reflect our partner compensation or reflect the level of taxes that we expect to pay as a corporation, we believe that inclusion of this pro forma data is important to provide an accurate depiction of our business.

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(In thousands, except selected data and ratios)
Statement of Operations Data:
REVENUES:
Brokerage	$34,387	$35,873	$138,497	$154,746	$139,391	$172,008	$221,690
Investment banking	36,494	16,285	75,300	84,977	82,414	53,670	107,259
Asset management	6,953	7,920	36,693	44,009	41,598	17,792	8,655
Interest income	2,212	1,071	5,510	3,148	2,116	5,849	11,256

Total revenues	80,046	61,149	256,000	286,880	265,519	249,319	348,860
Interest expense	(2,069)	(1,186)	(5,114)	(3,470)	(3,615)	(5,634)	(11,416)

Net revenues	77,977	59,963	250,886	283,410	261,904	243,685	337,444
EXPENSES EXCLUDING INTEREST:
Compensation and benefits	41,937	40,829	154,163	146,078	127,184	131,486	159,177
Other expenses	25,562	24,871	101,594	112,606	122,921	168,740	169,240

Total expenses	67,499	65,700	255,757	258,684	250,105	300,226	328,417

INCOME (LOSS) BEFORE TAXES	10,478	(5,737)	(4,871)	24,726	11,799	(56,541)	9,027
Provision for taxes (tax benefit)	(10,831)	464	2,187	2,044	1,342	1,386	(125)

NET INCOME (LOSS)	$21,309	$(6,201)	$(7,058)	$22,682	$10,457	$(57,927)	$9,152
LESS: PREFERRED DIVIDENDS AND ACCRETION	(1,608)	(4,032)	(15,654)	(15,761)	(15,380)	(14,520)	(6,580)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS AND CLASS A, B AND C SHAREHOLDERS	$19,701	$(10,233)	$(22,712)	$6,921	$(4,923)	$(72,447)	$2,572

		As of December 31,
	As of
	March 31, 2006	2005	2004	2003	2002	2001

	(In thousands, except selected data and ratios)
Statement of Financial Condition Data:
Total assets	$389,386	$312,823	$309,174	$312,606	$325,399	$480,164
Total liabilities	217,968	199,428	178,206	182,721	197,444	271,927
Total redeemable convertible preferred stock	—	223,792	221,635	216,624	214,070	209,378
Total shareholders’ and members’ equity (deficit)	171,418	(110,397)	(90,667)	(86,739)	(86,115)	(1,141)

	As of or for
	Three Months Ended
	March 31,		As of or for Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Selected Data and Ratios:
Investment Banking:
Number of transactions	20	17	63	88	62	42	52
Revenue per transaction ($ in millions)	$1.8	$0.8	$1.15	$0.93	$1.23	$1.24	$1.98
Brokerage:
Average daily customer trading volume (in millions of shares)	18.31	19.35	17.70	19.20	15.60	15.25	17.44
Average daily brokerage revenue ($ in millions)	$0.56	$0.59	$0.55	$0.61	$0.55	$0.68	$0.89
Research:
Publishing analysts	36	35	39	32	33	36	34
Companies covered	527	498	565	469	474	462	373
Number of companies covered per publishing analyst	15	14	14	15	14	13	11
Other:
Average number of employees and partners	542	554	548	540	525	649	770

	Three Months Ended	Year Ended
	March 31, 2006	December31, 2005

	(In thousands, except per share data)
PRO FORMA, AS ADJUSTED (UNAUDITED) (a)
Pro forma net revenues (b)	$77,838	$249,116
Pro forma income (loss) before taxes (b)	10,339	(6,641)
Pro forma provision for taxes (tax benefit) (c)	(9,364)	(1,343)
Pro forma net income (loss) (c)	19,703	(5,298)
Pro forma net income (loss) attributable to common stockholders	19,703	(5,298)
Pro forma diluted income (loss) per share (d)	$0.96	$(0.24)
Pro forma weighted average number of common shares outstanding:
Basic	20,238	22,262
Diluted (d)	20,536	22,262

(a)	The pro forma, as adjusted, amounts reflect our capital structure and tax status following our initial public offering and the receipt of the net proceeds from our initial public offering. We believe that the pro forma, as adjusted, amounts presented more accurately depict the results we would have had as a corporation, as these amounts change tax expense (benefit) to amounts that we expect we would have recorded as a corporation during the year ended December 31, 2005 and the three months ended March 31, 2006. Additionally, these amounts decrease net revenues by the amount of interest expense on notes payable issued to preferred stockholders upon consummation of the reorganization transactions described in “Certain Relationships and Related Transactions — Reorganization Transactions”. The amounts for the year ended December 31, 2005 and the three months ended March 31, 2006 reflect pro forma results of operations as if these transactions had occurred on January 1 of the relevant period.

(b)	Reflects decrease in net revenues and increase in loss before tax of $1.8 million for the year ended December 31, 2005 and a decrease of $0.1 million in net revenues and income before tax for the three months ended March 31, 2006 for the estimated additional interest expense on the notes issued to Class D and D-1 preferred stockholders.

(c)	As a limited liability company, we were generally not subject to income taxes except in foreign and local jurisdictions. The pro forma provision for taxes (tax benefit) includes adjustments for additional tax benefit of $3.5 million for the year ended December 31, 2005 and additional tax expense of $1.5 million for the three months ended March 31, 2006. This adjustment includes assumed federal, foreign, state and local income taxes as if we were a corporation at an assumed combined federal, foreign, state and local income tax rate of 42% for the year ended December 31, 2005 and 43% for the three months ended March 31, 2006.

No pro forma adjustment was made in the pro forma statement of operations information for the year ended December 31, 2005 to recognize the net deferred tax asset of approximately $13.8 million that was recorded in the three months ended March 31, 2006. As a result of our conversion to corporate form, in the first quarter of 2006 the initial recognition of this net deferred tax asset was recorded in our statement of operations.

(d)	The pro forma diluted number of shares outstanding for the year ended December 31, 2005 does not include the effect of the issuance of a warrant to Nomura for 486,486 shares of our common stock, as the warrant would have an antidilutive effect on net loss per share. For the three months ended March 31, 2006, the exercise of the warrant was assumed at the beginning of the period, resulting in an incremental 134,394 shares, which represent the difference between the number of shares assumed issued and the number of shares assumed purchased with the proceeds from the exercise of the warrant, and were included in the denominator of the diluted earnings per share computation. The pro forma diluted number of shares outstanding for the year ended December 31, 2005 also does not include the effect of the grant, made upon completion of our initial public offering, of restricted stock units to a broad group of our employees and advisors and each of our independent directors with respect to which an aggregate of 1,869,171 shares of common stock will be deliverable. For the pro forma weighted average number of shares outstanding for the three months ended March 31, 2006, the shares of common stock underlying unvested restricted stock units granted upon completion of our initial public offering are assumed to have been delivered at the time of grant on February 7, 2006 and resulted in incremental shares outstanding of 164,011. See “Certain Relationships and Related Transactions — Reorganization Transactions” for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
   The following discussion should be read in conjunction with our consolidated financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors”.
Overview
   We are an investment bank focused principally on the technology, healthcare and consumer sectors of the economy. We were founded in 1998 and initially capitalized through investments from our founding partners and more than 20 venture capital and private equity firms. We subsequently received investments from California Public Employees’ Retirement System, or CalPERS, in January 2000 and from Nomura America Investment, Inc., or Nomura, in October 2001.
   On February 7, 2006, Thomas Weisel Partners Group, Inc. succeeded to the business of Thomas Weisel Partners Group LLC and completed an initial public offering of its common stock.
   Our business is managed as a single operating segment and we generate revenues from three principal sources: brokerage, investment banking and asset management. Our brokerage group provides equity and convertible debt securities sales and trading services to institutional investors, and offers brokerage, advisory and cash management services to high-net-worth individuals and corporate clients. Our investment banking group is comprised of two disciplines: corporate finance and strategic advisory. Our asset management group is divided into two units: private equity and distribution management.
   Our culture and approach to client engagements allow us to operate in a highly coordinated and integrated manner. We believe that our commitment of significant time and resources to our target sectors, combined with our integrated business model, provides significant value to growth companies and growth investors in these sectors. This specialization, however, exposes us to volatility and trends in our target sectors, independent of general securities market conditions and economic trends. Moreover, in order to provide this value to clients we have elected to make a long-term commitment to maintaining a substantial, full-service platform notwithstanding significant volatility in our target sectors.
   Since our firm was founded in 1998, the U.S. economy in general, and our target sectors in particular, have experienced expansion, followed by periods of contraction, uncertainty and cautious optimism. Throughout these challenging and uncertain periods, we have continued to maintain our dedication and focus while capitalizing on opportunities as they arise. We remain confident in the long-term market opportunity for our services primarily due to favorable long-term investment and economic trends in our target sectors and favorable trends in the U.S. and global venture capital industry.
Revenues
   Our revenues and results of operations depend on a number of market factors. These factors include market conditions and valuations for companies in the technology, healthcare and consumer sectors, as well as general securities market conditions. Trends in the securities markets are also affected by general economic trends, including fluctuations in interest rates, flows of funds into and out of the markets and other conditions. In addition to these market factors, our revenues from period to period are substantially affected by the timing of transactions in which we are involved. Fees for many of the services we provide are earned only upon the completion of a transaction. Accordingly, our results of operations in any individual year or quarter may be affected significantly by whether and when significant transactions are completed.
     Brokerage
   Our brokerage revenues include (i) commissions paid by customers from brokerage transactions in listed and over-the-counter, or OTC, equity and convertible debt securities, (ii) trading gains and losses which result from market making activities and from our commitment of capital to facilitate customer transactions, (iii) advisory fees paid to us by high-net-worth individuals and institutional clients of our private client services group, which are generally based on the value of the assets we manage, and (iv) fees paid to us for equity research. The amount of asset-based fee revenue that was included within brokerage revenues was $15.6 million, $11.9 million and $10.7 million for 2005, 2004 and 2003, respectively and $4.2 million and $3.4 million for the first quarter of 2006 and the first quarter of 2005, respectively.
   Our brokerage revenues may vary between periods, in part depending on commission rates, trading volumes and the perceived value of and our ability to continue to deliver research and other value-added services we provide to our clients. The ability to execute trades electronically, through the Internet and through other alternative trading systems, have increased pricing pressure on full-service trading commissions and we expect the trend toward alternative trading systems to continue to put pricing pressure on trading commissions in our brokerage business. To counteract the effect of this trend on our brokerage revenues we work to increase our volume of shares traded for customers by building on the competitive strengths of our brokerage business. Those competitive strengths include the following:

•	We believe the senior professionals in our brokerage and research divisions differentiate themselves through their focus on delivering high-level client service.

•	We place a premium on dialogue and interaction with clients, in an effort to have our clients view us as a trusted advisor and not merely as a financial intermediary. Conversely, many of our larger brokerage competitors have sought to automate much of their brokerage businesses by deploying trading technologies that minimize or eliminate broker-client dialogue and reduce the number of stocks covered by their research departments in an effort to lower their costs.
   In 2003 the combined average daily volume on the New York Stock Exchange and Nasdaq was approximately 3.03 billion shares and our combined average daily customer trading volume (listed and over-the-counter) was 15.6 million shares. In 2004 the combined average daily volume on the New York Stock Exchange and Nasdaq was approximately 3.15 billion shares, a 4.3% increase from 2003, and our combined average daily customer trading volume (listed and over-the-counter) was 19.2 million shares, a 23% increase from 2003. In 2005 the combined average daily volume on the New York Stock Exchange and Nasdaq was approximately 3.25 billion shares, a 3% increase from 2004, and our combined average daily customer trading volume (listed and over-the-counter) was 17.7 million shares, an 8% decrease from 2004. In the first quarter of 2006 the combined average daily volume on the New York Stock Exchange and Nasdaq was approximately 3.70 billion shares, a 6.3% increase from the first quarter of 2005, and our combined average daily customer trading volume (listed and over-the-counter) was 18.3 million shares, a 5.4% decrease from the first quarter of 2005.
   We are, to some extent, compensated by our clients through brokerage commissions for the value of our research. These “soft dollar” practices have been the subject of discussion among regulators, the investment banking community and our brokerage clients. Fidelity Management & Research Company, one of our largest institutional brokerage clients in terms of commission revenue, has recently announced that it has entered into arrangements with some brokerage firms under which Fidelity will separate payments for research products or services from trading commissions for brokerage services and will pay for research directly in cash, instead of compensating these firms through trading commissions as under soft dollar practices. In March 2006, we entered into such an arrangement with Fidelity. If the terms of this agreement had been in place during 2005, we estimate that our brokerage revenues from Fidelity would have been lower than those we recorded in that year. We are unable at this time to predict the effect this arrangement will have on the revenues of our brokerage business because we cannot predict whether and to what extent this arrangement will affect our future trading volume with Fidelity or the losses we may incur when we commit capital to facilitate trades; however, our brokerage revenues from Fidelity in the first quarter of 2006 have decreased compared to recent prior quarters. If other institutional brokerage clients adopt similar practices in the future, there may be additional pricing pressure on trading commissions and the value our clients place on high-quality research may fall, both of which would likely reduce the revenues of our brokerage business.
   The concentration in brokerage revenues among our ten largest brokerage clients increased from 25% in 2003 to 32% in 2004 and remained at 32% in 2005. In the first quarter of 2006, the concentration in brokerage revenues among our ten largest brokerage clients was 31%.
     Investment Banking
   Our investment banking revenues include (i) management fees, underwriting fees, selling concessions and agency placement fees earned through our participation in public offerings and private placements of equity and convertible debt securities and (ii) fees earned as strategic advisor in mergers and acquisitions and similar transactions. Investment banking revenues are typically recognized at the completion of each transaction. As a result, our investment banking revenues have and likely will continue to vary significantly between periods. Our investment banking engagements typically relate to only one potential transaction and do not provide us with long-term contracted sources of revenue. Underwriting revenues are presented net of related expenses. Unreimbursed expenses associated with private placement and advisory transactions are recorded as non-compensation expenses.
   Our investment banking revenues are, to some extent, driven by the overall level of capital raising activity in the marketplace and, in particular, in our target sectors. In the first quarter of 2006, the technology, healthcare and consumer sectors generated significant capital markets activity.

•	For the first quarter of 2006, securities offerings by companies in our target sectors accounted for approximately $18.5 billion of gross proceeds raised in U.S. IPOs, secondary offerings and follow-on offerings, or 51% of the $36.3 billion of aggregate gross proceeds raised in all U.S. IPOs, secondary offerings and follow-on offerings. By comparison, during 2005 the quarterly average of gross proceeds raised in U.S. IPOs, secondary offerings and follow-on offerings by companies in our target sectors was $13.0 billion, or 37.8% of the $34.4 billion of aggregate quarterly average gross proceeds raised in all U.S. IPOs, secondary offerings and follow-on offerings during 2005.

•	According to Dealogic, for the first quarter of 2006 total fees generated from equity capital markets transactions, including IPOs, secondary offerings and convertible debt securities offerings, by companies in our target sectors were $830 million. By comparison, according to Dealogic, during 2005 the quarterly average of total fees generated from equity capital markets transactions, including IPOs, secondary offerings and convertible debt securities offerings, by companies in our target sectors were $630 million.
   Our investment banking revenues are also, to some extent, driven by the overall level of mergers and acquisitions activity in the marketplace and, in particular, in our target sectors. In the first quarter of 2006, the technology, healthcare and consumer sectors generated significant mergers and acquisitions activity, although the number of transactions and transaction values were somewhat lower than in 2005.

•	For the first quarter of 2006, according to Securities Data Corp., there were approximately 267 announced acquisitions and mergers of U.S. companies in our target sectors, or 54% of the approximately 493 announced transactions in all market sectors. By comparison, during 2005 the quarterly average of the number of announced acquisitions and mergers of U.S. companies in our target sectors was 278, or 53% of the approximately 524 announced transactions in all market sectors.

•	According to Securities Data Corp., for the first quarter of 2006 the total value of announced acquisitions and mergers of U.S. companies in our target sectors (excluding the $89.4 billion BellSouth/ AT&T merger) was approximately $106 billion, or 35% of the approximately $300 billion total value of all announced acquisitions and mergers of U.S. companies (excluding the $89.4 billion BellSouth/ AT&T merger). By comparison, during 2005 the quarterly average of the total value of announced acquisitions and mergers of U.S. companies in our target sectors was approximately $141 billion, or 52% of the approximately $269 billion total value of all announced acquisitions and mergers of U.S. companies.
   The total amount of underwriting revenues including private placements that were included within investment banking revenues was $43.4 million, $56.9 million and $56.8 million for 2005, 2004 and 2003, respectively. The total amount of underwriting revenues including private placements that were included within investment banking revenues was $31.9 million and $10.0 million for the first quarter of 2006 and the first quarter of 2005, respectively. The total amount of merger and acquisition fees and other advisory service revenues that were included within investment banking revenues was $31.9 million, $28.1 million and $25.6 million for 2005, 2004 and 2003, respectively. The total amount of merger and acquisition fees and other advisory service revenues that were included within investment banking revenues was $4.6 million and $6.3 million for the first quarter of 2006 and the first quarter of 2005, respectively.
     Asset Management
   Our asset management revenues include (i) private equity management revenue consisting of fees that we earn from investment partnerships we manage, allocation of the appreciation and depreciation in the fair value of our investments in the underlying partnerships and incentive fee allocations from the partnerships we manage when investment returns exceed certain thresholds, (ii) distribution management revenue that we earn from the management of equity distributions received by our clients from their investments and (iii) other asset management-related realized and unrealized gains and losses on investments not associated with investment partnerships, primarily equity securities.
   Private equity management fees that we earn are generally based on committed capital or net assets of the partnerships. In certain investment partnerships we have elected to waive receipt of management fees in lieu of making direct cash capital contributions. These waived management fees are treated as deemed contributions by us to the partnerships, satisfy the capital commitments to which we would otherwise be subject as general partner and are recognized in revenue when the investment partnership generates gains and allocates the gains to the general partner in respect of previously waived management fees. Because waived management fees are contingent upon the recognition of gains by the investment partnership, the recognition in revenue is deferred until the contingency is satisfied in accordance with generally accepted accounting principles. For 2005, 2004, and 2003, the total amount of management fees that were waived in lieu of making cash capital contributions was $2.0 million, $2.5 million and $2.1 million, respectively. The total amount of management fees that were waived in lieu of making cash capital contributions was $1.1 million and $0.6 million for the first quarter of 2006 and the first quarter of 2005, respectively. Accordingly, these amounts were not recognized in revenue. As of March 31, 2006 and December 31, 2005, the total amount of waived management fees available to be recognized as revenue in the future was $16.3 million and $17.8 million, respectively. Should this remaining amount be realized, we expect it would be recorded incrementally over a number of years. If the partnerships do not recognize investment gains we will not recognize any of these waived management fees in revenues.
   In November 2005, we completed a transaction through which a new general partner, owned by the senior managers of Thomas Weisel Capital Partners L.P. (“TWCP”) assumed responsibility for the management of TWCP and its affiliated funds for which we were previously responsible and from which we received private equity management fees. The management fees and transaction related fees from TWCP that have been reflected in our historical results of operations were $15.7 million, $16.9 million and $17.5 million for the years 2005, 2004 and 2003, respectively. In the future, we will no longer receive management fees from TWCP. However, we have retained our capital account in TWCP and will receive gain or loss allocations in respect of our capital account balance. In connection with the closing of this transaction, we recorded a loss of approximately $2.3 million in the fourth quarter of 2005. As of December 31, 2005 the value of our TWCP capital account reflected on our statement of financial condition was $13.6 million.
   We have entered into a preliminary agreement with certain of our current employees responsible for the management of Thomas Weisel Healthcare Venture Partners L.P., a venture fund investing in healthcare portfolio companies, under which these employees would depart and establish a third-party investment management company to provide sub-advisory management services to the fund. The completion of the transaction is subject to satisfaction of certain conditions. Under the agreement we would continue to be the general partner responsible for the fund and entitled to receive management fees, our carried interest and our capital account in the fund and would pay a sub-advisory fee to the new sub-advisor.
   In the first quarter of 2006 we committed approximately $15 million to an investment in a Mauritius private equity fund focused on infrastructure investing in India. This commitment may be called in full at any time, although we currently anticipate the funding of this commitment will occur over a three to four year period. We currently anticipate transferring this investment and the related commitment to a private equity fund we sponsor.
     Interest
   Interest and dividend income primarily consists of interest and dividends on trading and investment securities and net interest on balances maintained in proprietary accounts at our clearing firm. These assets included money market instruments, short-term investment products, U.S. Government securities and margin debit balances with the clearing broker.
Expenses
     Compensation and Benefits
   Compensation and benefits expenses to secure the services of our partners and employees have been the largest component of our expenses. Compensation and benefits expense includes salaries, overtime, bonuses, commissions, benefits, employment taxes and other employee costs. We have a discretionary bonus plan based on a combination of firm and individual performance, a portion of the payments under which are retention bonuses. Particularly for our senior professionals, these bonuses make up a large portion of total compensation. We accrue for the estimated amount of payments under this bonus plan over the applicable service period, which, in the case of retention bonus payments, begins at the date of grant and ends at the date of payment. We generally pay bonuses at selected times and intend to make these payments in February and July. A portion of these bonuses will be paid in the form of equity awards granted under our Equity Incentive Plan. The timing of cash bonus payments may have a greater impact on our cash position and liquidity as they are paid than would otherwise be reflected in our consolidated statement of operations.
   Because we operated as a limited liability company prior to the completion of our initial public offering, certain cash payments in 2004 to our partners were in the form of distributions to partners of members’ capital. These distributions totaled $13.8 million in 2004. These distribution payments to partners are not reflected in our GAAP compensation and benefits expense. Any future payments to our partners, other than dividends, will be recorded as compensation and benefits expense.
   We intend to maintain our aggregate compensation expense, excluding expenses relating to equity awards made in connection with our initial public offering, within the range of 55% to 58% of our net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities) beginning in 2006, although we retain the ability to change this rate in the future. For 2005, our total compensation and benefits expense was 63% of our net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities). For the first quarter of 2006, our total compensation and benefits expense (excluding expense relating to equity awards made in connection with our initial public offering) was 55% of our net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities).
   Upon completion of our initial public offering, we granted to a broad group of our employees and advisors and each of our independent directors restricted stock units with respect to which an aggregate of 1,869,171 shares of our common stock are deliverable. The allocation of these grants to the employees was determined on a discretionary basis and the grants to our independent directors were determined in accordance with our director compensation policy. These restricted stock units will vest in three equal installments on February 7, 2007, 2008 and 2009, subject to the employee’s continued employment with us, but will vest earlier in the event of a change of control. After full vesting, the shares of common stock underlying these restricted stock units will be deliverable in three equal installments on or about February 7, 2009, 2010 and 2011, but may be deliverable earlier in the event of a change in control. We are accounting for the grant of these restricted stock units in accordance with SFAS No. 123-R, Share-Based Payment, and we currently estimate that the non-cash compensation expense associated with the grant of these restricted stock units will approximate $22.5 million to be accrued ratably over the three year service period. For the period from February 7, 2006, the date these restricted stock units were granted, through March 31, 2006, we accrued $1.1 million of non-cash compensation expense in respect of these restricted stock units and we currently expect to accrue $1.9 million of non-cash compensation expense for the second quarter of 2006 and each other subsequent complete fiscal quarter thereafter for the remainder of the three year service period.
     Non-Compensation Expenses
   The balance of our operating expenses include floor brokerage and execution, communications and data processing, depreciation and amortization, marketing and promotion, occupancy and equipment and other expenses.

Consolidated Results of Operations for Three Months Ended March 31, 2006 and 2005
   The following table sets forth our net revenues, total expenses, provision for taxes (tax benefit) and net income (loss) for the three months ended March 31, 2006 and 2005:

	For Three Months
	Ended March 31,

	2006	2005

	(In thousands)
Net revenues	$77,977	$59,963
Total expenses	67,499	65,700
Provision for taxes (tax benefit)	(10,831)	464

Net income (loss)	$21,309	$(6,201)

   First Quarter of 2006 versus First Quarter of 2005. We had net income of $21.3 million in the first quarter of 2006, whereas in the first quarter of 2005 we incurred a net loss of $6.2 million. Our increase in net income in the first quarter of 2006 was primarily attributable to an $18.0 million, or 30%, increase in our net revenues as compared to the first quarter of 2005 and the fact that we had a tax benefit of $10.8 million in the first quarter of 2006 as compared to a provision for taxes of $0.5 million in the first quarter of 2005.
   Our total expenses of $67.5 million in the first quarter of 2006 represented an increase of $1.8 million, or 3%, from the first quarter of 2005. As a result, total expenses as a percentage of net revenues decreased to 87% in the first quarter of 2006 from 110% in the first quarter of 2005.
   The increase in our net revenues from the first quarter of 2005 to the first quarter of 2006 was primarily attributable to a $20.2 million, or 124%, increase in our investment banking revenues, partially offset by a $1.5 million or 4% decline in our brokerage revenues and a $0.9 million, or 11%, decline in our asset management revenues.
   Our tax benefit of $10.8 million in the first quarter of 2006 resulted primarily from our recognition of a one-time net deferred tax benefit of $13.8 million in connection with our conversion from a limited liability company to a corporation. This one-time net deferred tax benefit results from the establishment of a deferred tax asset balance of $22.4 million, partially offset by a valuation allowance of $8.6 million, which allowance may be subject to future adjustments.
   The financial results described above include, in accordance with GAAP, the effect in the first quarter of 2006 of the following, each of which arose in connection with our initial public offering, which closed on February 7, 2006:

•	We converted from a limited liability company to a corporation and established beginning balances in our deferred tax assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109, Accounting For Income Taxes. As a result, in the first quarter of 2006 we recognized a one-time net deferred tax benefit of $13.8 million in connection with the establishment of a deferred tax asset balance of $22.4 million, partially offset by a valuation allowance of $8.6 million, which allowance may be subject to future adjustments.

•	We made an initial grant to a broad group of our employees and advisors and each of our independent directors of restricted stock units with respect to which an aggregate of 1,869,171 shares of common stock will be deliverable. With respect to these grants, beginning in the first quarter of 2006, in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, we will record non-cash compensation expense ratably over the requisite service period of three years. For the period from February 7, 2006, the date these restricted stock units were granted, through March 31, 2006, we accrued

$1.1 million of non-cash compensation expense in respect of these restricted stock units, resulting in an after-tax non-cash expense of $0.6 million.

•	Also as a result of our conversion from a limited liability company to a corporation, we became subject to federal and state income taxes as of February 7, 2006 and incurred in the first quarter of 2006 federal and state income tax of $2.1 million, offset by $12.9 million of net deferred tax adjustments (including the one-time net deferred tax benefit described above). This result reflects our effective tax rate of (103)% for the first quarter of 2006. As described in Note 11 — Income Taxes of the notes to our unaudited condensed consolidated financial statements, for the first quarter of 2006, our effective combined federal and state income tax rate before the one-time events described above was 43%.

   In addition to reporting our net income and earnings per share for the first quarter of 2006, we also report in the table below our net income and earnings per share for the first quarter of 2006 on a non-GAAP operating basis by:

•	excluding the effect of the $13.8 million one-time net deferred tax benefit;

•	excluding the after-tax non-cash expense associated with our initial grant of restricted stock units of $0.6 million; and

•	including additional income tax expense of $1.5 million because we estimate that we would have incurred additional income tax expense for the period January 1, 2006 to February 7, 2006 equal to our net income for the period January 1, 2006 through February 7, 2006 of $3.6 million multiplied by our effective rate before the one-time events described above of 43%, or $1.5 million.
   In the future we do not expect that a similar conversion-related deferred tax benefit will arise, because we do not expect to change our corporate form again, and we expect to be subject to state and federal income tax at a combined effective federal and state income tax of approximately 43%, subject to adjustments to reflect future tax events. Also, although we expect to grant restricted stock units and other share-based compensation in the future, we do not expect to make any such substantial grants outside of our regular compensation process, as we did when we granted the 1,869,171 restricted stock units in connection with our initial public offering.
   Our management has utilized a non-GAAP calculation of net income and earnings per share that are adjusted to exclude the effect of the net deferred tax benefit, include additional income tax expense and exclude the expense associated with our initial grant of restricted stock units, to aid in understanding and analyzing our financial results in the first quarter of 2006. Our management believes that these non-GAAP measures will allow for a better evaluation of the operating performance of our business and facilitate meaningful comparison of our results in the current period to those in prior periods and future periods that did not and likely will not include certain of the adjusted items. Our reference to these measures should not, however, be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and our prospects for the future. Specifically, our management believes that the non-GAAP measures provide useful information to both management and investors by excluding certain items that may not be indicative of our core operating results and business outlook.
   A limitation of utilizing these non-GAAP measures of net income and earnings per share is that the GAAP accounting effects of these events do in fact reflect the underlying financial results of our business and these effects should not be ignored in evaluating and analyzing our financial results. Therefore, management believes that both our GAAP measures of net income and earnings per share and these non-GAAP measures of our financial performance should be considered together.

For Three
Months Ended
March 31, 2006

(In millions)
Net income	$21.3
Exclusion of the effect of recording net deferred tax benefit	(13.8)
Inclusion of additional income tax expense	(1.5)
Exclusion of the effect of recording expense associated with initial grant of restricted stock units	0.6

Non-GAAP net income (loss) excluding the effect of recording net deferred tax benefit, including additional income tax expense and excluding expense associated with initial grant of restricted stock units	$6.6

   We calculate earnings per share in accordance with FASB Statement No. 128, Earnings per Share. Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Common shares outstanding for the three months ended March 31, 2006 are comprised of the weighted average of (i) the 17,347,270 shares issued in connection with our reorganization from a limited liability company to a corporation, as if such issuance had occurred on January 1, 2006, and (ii) the 4,914,440 shares issued in our initial public offering on February 7, 2006. Diluted earnings per share includes the determinants of basic earnings per share plus all dilutive potential common shares that were outstanding during the period. We use the treasury stock method to reflect the potential dilutive effect of the unvested restricted stock units, warrant and unexercised stock options. Dilutive potential common shares included in diluted earnings per share for the three months ended March 31, 2006 are (i) the 1,869,171 restricted stock units issued to a broad group of our employees and advisors and each of our independent directors in connection with our initial public offering and (ii) the 486,486 shares issuable upon exercise of the warrant held by Nomura. In applying the treasury stock method, the increase to diluted weighted average shares outstanding was 164,011 and 134,394, respectively. The equity options we issued during the three months ended March 31, 2006 to our Board of Directors were anti-dilutive and not considered in the determination of diluted earnings per share.
   The following table sets forth our basic and diluted weighted average shares outstanding and basic and diluted earnings per share for the three months ended March 31, 2006.

For Three
Months Ended
March 31, 2006

Weighted average shares used in computation of earnings per share:
Basic	20,238,423
Diluted	20,536,828
Earnings per share:
Basic	$0.97
Diluted	$0.96
   For the same reasons, and subject to the same limitations, described above with respect to our use of a non-GAAP measure of net income, we report in the table below each of our basic and diluted weighted average shares used in the computation of earnings per share and our basic and diluted earnings per share for the first quarter of 2006 on a non-GAAP operating basis by:

•	using $6.6 million as the numerator of the non-GAAP earnings per share calculation, which amount is derived by beginning with net income available to common stockholders of

$19.7 million and adjusting to (i) exclude the effect of the $13.8 million net deferred tax benefit, (ii) include additional income tax expense of $1.5 million, (iii) exclude the after-tax non-cash expense associated with our initial grant of restricted stock units of $0.6 million and (iv) exclude the $1.6 million of preferred dividends and accretion from January 1, 2006 through February 7, 2006; and

•	increasing the weighted average shares used as the denominator of the non-GAAP earnings per share calculation by 2,023,287, which is the amount by which weighted average shares would have increased had the 4,914,440 shares we issued in our initial public offering been outstanding for the entire first quarter of 2006.

   Our management believes that increasing the non-GAAP number of weighted average shares used as the denominator in calculating a non-GAAP measure of earnings per share by an amount by which weighted average shares would have increased had our initial public offering occurred at the beginning of the first quarter of 2006 is appropriate in order to be consistent with calculating a non-GAAP measure of net income which excludes the effect of one-time events which arose in connection with our initial public offering.

For Three
Months Ended
March 31, 2006

Non-GAAP adjusted weighted average shares used in computation of non-GAAP earnings per share:
Basic	22,261,710
Diluted	22,560,115
Non-GAAP earnings per share excluding the effect of recording net deferred tax benefit, including additional income tax expense, excluding expense associated with initial grant of restricted stock units and excluding preferred dividends and accretion from January 1, 2006 through February 7, 2006:

Basic	$0.30
Diluted	$0.29
   We measure our net income as a percentage of net revenues, a financial measure commonly referred to as net income margin and that we utilize in analyzing our profitability. For example, in the first quarter of 2006 our net revenues were $78.0 million, our net income was $21.3 million, and, as a result, our net income margin was 27%. For the same reasons, and subject to the same limitations, described above with respect to our use of a non-GAAP measure of net income, we can also measure our net income margin on a non-GAAP basis by dividing (i) non-GAAP net income excluding the effect of recording net deferred tax benefit, including additional income tax expense and excluding expense associated with the initial grant of restricted stock units of $6.6 million by (ii) net revenues of $78.0 million to obtain a non-GAAP net income margin of 8.5%.
   We believe that our operating model provides for significant leverage over our operating margin because we believe that the generation of higher revenues is not necessarily dependant on incurring correspondingly higher non-compensation expenses in order to generate those revenues. Because our brokerage revenues have remained relatively constant in recent years, we believe that the ability to achieve higher net income margins will depend largely on increasing our investment banking revenues and asset management revenues while keeping our non-compensation costs stable and keeping our compensation and benefits expense within our target range. At the same time, if our brokerage revenues decrease or our compensation and benefits expense exceed our target range, we would not be able to achieve higher net income margins.

Revenues
   The following table sets forth our revenues for the three months ended March 31, 2006 and 2005, both in thousand dollar amounts and as a percentage of net revenues for these periods:

	For Three Months
	Ended March 31,

	2006	2005

	(In thousands,
	except percentages)
Revenues:
Brokerage	$34,387	$35,873
Investment banking	36,494	16,285
Asset management	6,953	7,920
Interest income	2,212	1,071

Total revenues	80,046	61,149
Interest expense	(2,069)	(1,186)

Net revenues	$77,977	$59,963

Percentage of net revenues:
Brokerage	44%	60%
Investment banking	47	27
Asset management	9	13
Interest income	3	2

Total revenues	103	102
Interest expense	(3)	(2)

Total	100%	100%

Brokerage Revenue
   First Quarter of 2006 versus First Quarter of 2005. Brokerage revenues declined 4% to $34.4 million in the first quarter of 2006 from $35.9 million in the first quarter of 2005. The decline was primarily attributable to a $3.7 million, or 11%, reduction in revenues from trading in equity securities in the first quarter of 2006 as compared to the first quarter of 2005. This reduction in revenues from trading in equity securities was primarily the result of a 5% reduction in our volume of shares traded for our customers coupled with a decline in our average commissions per share in the first quarter of 2006 as compared to the first quarter of 2005, partially offset by reduced trading losses in the first quarter of 2006 related to our market making activities.
   Revenues related to trading in convertible debt securities increased to $2.0 million in the first quarter of 2006 compared to a loss of $0.1 million in the first quarter of 2005. Losses in the first quarter of 2005 were the result of difficult market conditions in the convertible debt market in the first quarter of 2005. For example, the Convertible Arbitrage Credit Suisse/ Tremont Hedge Fund Index, which was down almost 3% during the first quarter of 2005, was up 6% during the first quarter of 2006.
   In addition, brokerage revenues include fees paid for investment advisory services provided through our private client services group to both institutional and high-net-worth individuals, generally based on the value of assets under management. The amount of asset-based fee revenue that was included within brokerage revenues was $4.2 million and $3.4 million for the first quarter of 2006 and the first quarter of 2005, respectively, representing a 23% increase in the first quarter of 2006 from the first quarter of 2005. The increase was primarily attributable to an increase in assets under management in our asset management consulting service.

Investment Banking Revenue
   The following table sets forth our total investment banking revenues for the three months ended March 31, 2006 and 2005, and the amount of investment banking revenues attributable to (1) capital raising (underwriting and private placements) and (2) merger and acquisition fees and other advisory service revenues.

	Three Months
	Ended
	March 31,

	2006	2005

	(In millions)
Investment Banking Revenues:
Capital raising (underwriting and private placements) revenues	$31.9	$10.0
Merger and acquisition fees and other advisory service revenues	4.6	6.3

Total	$36.5	$16.3

   First Quarter of 2006 versus First Quarter of 2005. Investment banking revenues increased by 124%, to $36.5 million in the first quarter of 2006 from $16.3 million in the first quarter of 2005. The increase in our investment banking revenues was primarily the result of our average revenue per transaction increasing to $1.8 million in the first quarter of 2006 from $0.8 million in the first quarter of 2005. This increase in the average revenue per transaction was primarily attributable to an increase in the average size of the initial public offerings, follow-on equity offerings and convertible debt transactions we participated in. The increase in investment banking revenues was also partially a result of our total investment banking transactions closed in the first quarter of 2006 increasing to 20 compared to 17 in the first quarter of 2005. Our investment banking revenues benefitted from a strong market, as in the market as a whole, within our target sectors, the number of capital raising and strategic advisory transactions increased 33% and 14%, respectively, in the first quarter of 2006 as compared to the first quarter of 2005.
   Capital raising revenues grew to account for 87% of our investment banking revenues in the first quarter of 2006 compared to 61% in the first quarter of 2005, due in part to a strong capital raising market in our target sectors, as discussed above. Our capital raising revenues increased 219% to $31.9 million in the first quarter of 2006 compared to $10.0 million in the first quarter of 2005. The increase resulted primarily from higher average revenues per transaction, which increased 138% to $1.9 million in the first quarter of 2006 from $0.8 million in the first quarter of 2005, and from higher transaction volumes, with 17 capital raising transactions in the first quarter of 2006 as compared to 13 in the first quarter of 2005. We book-managed our own initial public offering during the first quarter of 2006 and included that transaction in our transaction count, but did not recognize any revenue relating to that transaction in our condensed consolidated financial statements or our measure of revenue per transaction.
   As a percentage of our total investment banking revenue, strategic advisory revenues declined to 13% in the first quarter of 2006 compared to 39% in the first quarter of 2005. Strategic advisory revenues declined 27% to $4.6 million in the first quarter of 2006 from $6.3 million in the first quarter of 2005. We completed three strategic advisory transactions in the first quarter of 2006 as compared to four in the first quarter of 2005. The decrease in our strategic advisory revenues also reflected lower average transaction sizes in the transactions in the first quarter of 2006, which resulted in lower average revenues per transaction.

Asset Management Revenue
   First Quarter of 2006 versus First Quarter of 2005. Asset management revenues decreased $0.9 million, or 11%, to $7.0 million in the first quarter of 2006 from $7.9 million in the first quarter of 2005. The decrease was primarily the result of lower management fees due to the fact that we no longer manage Thomas Weisel Capital Partners L.P. (“TWCP”), partially offset an increase in investment gains in partnerships and other securities.
   Management fees were $3.4 million during the first quarter of 2006 compared to $8.2 million in the first quarter of 2005. After excluding $5.2 million of fees generated in the first quarter of 2005 from TWCP, management fees increased 14% from the first quarter of 2005. TWCP is a late-stage private equity fund, whose management was transferred to a third party in the fourth quarter of 2005. We no longer receive management fees from TWCP, however, we have retained our capital account in TWCP and will receive gain and loss allocations in respect of our capital account balance.
   Investment gains in partnerships and other securities were $3.6 million in the first quarter of 2006, an increase of $3.9 million from the first quarter of 2005.
Operating Expenses and Employees
   The following table sets forth information relating to our operating expenses and number of employees for the three months ended March 31, 2006 and 2005:

	For Three Months
	Ended March 31,

	2006	2005

	(In thousands,
	except number of
	employees)
Expenses Excluding Interest:
Compensation and benefits	$41,937	$40,829
Floor brokerage and trade execution	6,696	7,186
Communications and data processing	4,349	4,637
Depreciation and amortization	2,354	2,336
Marketing and promotion	2,933	3,477
Occupancy and equipment	4,660	3,345
Other expense	4,570	3,890

Total expenses	$67,499	$65,700

Compensation and Benefits Expense:
Employees	$30,828	$28,979
Partners	11,109	11,850

Total compensation and benefits expense	$41,937	$40,829

Average number of employees and partners	542	554
Compensation and Benefits Expense
   First Quarter of 2006 versus First Quarter of 2005. Compensation and benefits expense increased $1.1 million, or 3%, to $41.9 million in the first quarter of 2006 from $40.8 million in the first quarter of 2005. Compensation and benefits expense in the first quarter of 2006 included $1.1 million of non-cash compensation expense in accordance with SFAS No. 123(R) relating to equity awards made in connection with our initial public offering. Compensation and benefits expense (excluding expense relating to equity awards made in connection with our initial public offering), as a percentage of net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities) decreased from 68% in the first quarter of 2005 to 55% in the first quarter of 2006. In connection with our initial public offering, we indicated that beginning in 2006 we intend to maintain our aggregate compensation and benefits expense, excluding expenses relating to equity awards made in connection with our initial public offering, within the range of 55% to 58% of our net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities), although we retain the ability to change this rate in the future. Our accruals for compensation and benefits expense in the first quarter of 2006 were determined in a manner consistent with this policy.
Non-Compensation Expenses
   First Quarter of 2006 versus First Quarter of 2005. Non-compensation expenses increased $0.7 million, or 3%, to $25.6 million in the first quarter of 2006 from $24.9 million in the first quarter of 2005. This $0.7 million increase includes the effect of a $1.5 million occupancy-related charge, as described below, with respect to our leased space in Menlo Park, California, which was recorded in the first quarter of 2006. Overall, non-compensation expenses as a percentage of net revenues decreased to 33% in the first quarter of 2006 from 41% in the first quarter of 2005.
   Floor brokerage and trade execution expense decreased to $6.7 million in the first quarter of 2006 from $7.2 million in the first quarter of 2005, a 7% decrease, primarily reflecting lower trade clearing charges as a result of lower share volume in equity trading and lower execution cost for both listed and over-the-counter business, offset partially by higher clearing cost as the number of trades increased and the average shares per trade declined. We are converting to a new clearing broker in the second quarter of 2006 and expect to realize lower clearing cost as a result of this conversion.
   Communications and data processing expense includes telecommunications, data communication, certain equipment cost and software. These costs decreased $0.3 million, to $4.3 million, or 6%, in the first quarter of 2006 compared to the first quarter of 2005. The cost reduction was primarily due to transferring certain lines to lower cost providers and negotiating lower usage charges with existing vendors.
   Depreciation and amortization expense remained unchanged at $2.4 million in both the first quarter of 2006 and the first quarter of 2005. Included in the first quarter 2006 depreciation and amortization is an amount of $0.2 million attributable to the acceleration of depreciation expense on certain furniture, as the useful life of the furniture was shortened from the useful life originally assigned.
   Marketing and promotion expense includes travel and entertainment, conferences and promotional supplies and advertising expenses. These expenses decreased $0.5 million, or 16%, in the first quarter of 2006 from the first quarter of 2005, primarily because we incurred lower conference-related expenses in the first quarter of 2006.
   Occupancy and equipment expenses increased $1.3 million, or 39%, in the first quarter of 2006 from the first quarter of 2005 primarily due to a $1.5 million charge recorded in the first quarter of 2006 related to our leased premises in Menlo Park. We recorded the additional reserve for the subleased space as the current subtenant notified us in March 2006 that they would not be exercising their option to extend their sublease and current lease rates for commercial office space in Menlo Park are substantially lower than the current sublease rate for these premises.
   Other expense includes legal and professional services, printing, insurance, business and property taxes, and supplies. These expenses increased $0.7 million, or 18%, in the first quarter of 2006 from the first quarter of 2005, primarily due to increased auditing and insurance expenses relating to our becoming a public company.

Consolidated Results of Operations for Years Ended 2005, 2004 and 2003
   The following table sets forth our net revenues, total expenses and net income (loss) for 2005, 2004 and 2003:

	For Year Ended December 31,

	2005	2004	2003

	(In $ thousands)
Net revenues	$250,886	$283,410	$261,904
Total expenses and taxes	257,944	260,728	251,447

Net income (loss)	(7,058)	22,682	10,457
Preferred dividends and accretion	(15,654)	(15,761)	(15,380)

Income (loss) attributable to Class A, B and C shareholders	$(22,712)	$6,921	$(4,923)

     2005 versus 2004
   We incurred a net loss of $7.1 million in 2005, whereas in 2004 we had net income of $22.7 million. Our net loss in 2005 was primarily attributable to a $32.5 million, or 11%, decline in our net revenues. The decline in net revenues was primarily attributable to decreases in levels of activity in our brokerage and investment banking businesses and a decline in the level of fee based assets within our asset management businesses, while our total expenses remained essentially unchanged. In particular, the number of investment banking transactions in which we participated decreased from 88 in 2004 to 63 in 2005, or 28%, and the average daily volume of shares we traded for our customers decreased from 19.2 million to 17.7 million, or 8%, during the same period. Our total expenses in 2005 decreased by $2.8 million, or 1%, from 2004. Total expenses as a percentage of net revenues increased to 103% in 2005 from 92% in 2004.
   Our loss attributable to Class A, B and C shareholders for 2005 was $22.7 million, compared to income attributable to Class A, B and C shareholders for 2004 of $6.9 million. Our income (loss) attributable to Class A, B and C shareholders was calculated by deducting from our net income (loss) the preferred dividends and accretion on our redeemable convertible preference stock (neither of which adjustments apply following the completion of our initial public offering).
     2004 versus 2003
   We had net income of $22.7 million in 2004, whereas in 2003 we had net income of $10.5 million. This increased net income was primarily attributable to increased levels of activity in our brokerage and investment banking businesses, while the amount of our expenses increased to a lesser extent. Net revenues increased by $21.5 million, or 8%, to $283.4 million in 2004 from $261.9 million in 2003. The number of investment banking transactions in which we participated increased from 62 in 2003 to 88 in 2004, or 42%, and the average daily volume of shares we traded for our customers increased from 15.6 million to 19.2 million, or 23%, during the same period. Our total expenses in 2004 increased by $8.6 million, or 3.4%. Total expenses as a percentage of net revenue decreased to 92% in 2004 from 96% in 2003. Our improved profitability in 2004 was aided by our 2003 initiatives to restructure certain facility obligations and related costs, resulting in a decrease in occupancy and equipment expense and depreciation and amortization expense of approximately $12.4 million.
   Our income attributable to Class A, B and C shareholders in 2004 was $6.9 million, compared to a loss attributable to Class A, B and C shareholders of $4.9 million in 2003.

Revenues
   The following table sets forth our revenues for 2005, 2004 and 2003, both in thousand dollar amounts and as a percentage of net revenues for these periods:

	For Year Ended December 31,

	2005	2004	2003

Revenues:
Brokerage	$138,497	$154,746	$139,391
Investment banking	75,300	84,977	82,414
Asset management	36,693	44,009	41,598
Interest income	5,510	3,148	2,116

Total revenues	256,000	286,880	265,519
Interest expense	(5,114)	(3,470)	(3,615)

Net revenues	$250,886	$283,410	$261,904

Percentage of net revenues:
Brokerage	55%	54%	53%
Investment banking	30	30	31
Asset management	15	16	16
Interest income	2	1	1

Total revenues	102	101	101
Interest expense	(2)	(1)	(1)

Total	100%	100%	100%
     Brokerage Revenue
   2005 versus 2004. Brokerage revenues decreased by $16.3 million, or 11%, to $138.5 million in 2005 from $154.7 million in 2004. The decline in brokerage revenues was primarily attributable to lower revenues from trading in equity securities, which declined by $17.8 million, or 14% from 2004, on lower volume of shares traded for customers, as average daily trading volume of shares we traded for customers fell by 8%. Brokerage revenues in 2004 benefited from particularly favorable equity market conditions in our target sectors for the first quarter of 2004 when revenues were reported at $48.7 million as compared to the average quarterly revenues over the three remaining quarters of 2004 of $35.4 million. Average commissions per share also declined in 2005, partially offset by a reduction in trading losses related to our commitment of capital to facilitate customer transactions. Revenues relating to trading in convertible debt securities decreased by $3.3 million from 2004, primarily due to trading losses attributable to difficult market conditions in the convertible debt market in the first quarter of 2005. In addition, brokerage revenues include fees paid for investment advisory services provided through our private client services group to both institutional and high-net-worth individuals, based on the value of assets under management. The amount of fee-based revenue that was included within brokerage revenues was $15.6 million and $11.9 million for 2005 and 2004, respectively, or an increase of $3.7 million, or 31%, primarily due to higher average client assets in our asset management consulting product.
   2004 versus 2003. Brokerage revenues increased by $15.3 million, or 11%, to $154.7 million in 2004 from $139.4 million in 2003. The increase in brokerage revenues in 2004 was primarily attributable to an increase in revenues from trading in equity securities, which increased by $12.9 million, or 12% from 2003. The average daily trading volume of shares we traded for customers increased 23%. As noted above, brokerage revenues for the first quarter of 2004 benefited from particularly favorable equity market conditions in our target sectors and we reported 2004 first quarter brokerage revenues that were $13.3 million higher than the average for the remaining three quarters of 2004. Revenues related to trading in convertible debt securities remained relatively stable, increasing just $104 thousand from 2003 to 2004. The overall increase in brokerage revenues was partially offset by a decrease in the average commission per share and an increase in trading losses from our commitment of capital to facilitate customer transactions in 2004.
     Investment Banking Revenue
   The following table sets forth our total investment banking revenues for 2005, 2004 and 2003, and the amount of investment banking revenues attributable to (1) underwriting, including private placements and (2) merger and acquisition fees and other advisory service revenues.

	Years Ended December 31,

	2005	2004	2003
Investment Banking Revenues:
	(In $ millions)
Underwriting revenues including private placements	$43.4	$56.9	$56.8
Merger and acquisition fees and other advisory service revenues	31.9	28.1	25.6

Total	$75.3	$85.0	$82.4

   2005 versus 2004. Investment banking revenues decreased by $9.7 million, or 11%, to $75.3 in 2005 from $85.0 million in 2004. The decline in our investment banking revenues resulted primarily from lower levels of activity in our corporate finance business, as the number of revenue generating transactions decreased to 63 in 2005 from 88 in 2004, or 28%. In the market as a whole, the total number of technology, healthcare and consumer IPOs decreased from 127 in 2004 to 92 in 2005, or 28%. Comparing our activity in 2005 to 2004, the total number of IPOs and follow-on equity offerings in which we participated decreased from 31 to 18 and from 24 to 19, respectively. The number of strategic advisory transactions in which we participated decreased from 19 to 15. Nevertheless, revenues from our strategic advisory services increased to $31.9 million in 2005 from $28.1 million in 2004. Strategic advisory revenues for 2005 included approximately $13.2 million of revenues generated from multiple advisory services we performed for a single client. The decrease in our volume of investment banking transactions in 2005 was partially offset by a 24% increase in the average fee per transaction to $1.15 million in 2005 from $0.93 million in 2004. The increase in the average fee per transaction was primarily attributable to an increase in the average size of follow-on equity offerings and strategic advisory transactions.
   2004 versus 2003. Investment banking revenues increased by $2.6 million, or 3%, to $85.0 million in 2004 from $82.4 million in 2003. The increase in investment banking revenues was primarily due to an increase in the number of revenue-generating transactions from 62 in 2003 to 88 in 2004, or 42%. The increase in the number of transactions in 2004 included a trebling (from 9 to 31) in the number of initial public offerings in which we participated. Additionally, we earned fees from 19 strategic advisory engagements in 2004 compared to 14 transactions in 2003. These increases in transaction numbers were partially offset by a reduction in the number of convertible debt transactions from 12 in 2003 to 5 in 2004. The increase in our volume of investment banking transactions in 2004 was substantially offset by a 24% decrease in the average fee per transaction to $0.93 million in 2004 from $1.23 million in 2003. The reduction in average fee per transaction in 2004 was primarily attributable to a reduction in the average size and a lower percentage of lead-managed follow-on equity offerings and private placements as well as a reduction in the average size of strategic advisory transactions.
     Asset Management Revenue
   2005 versus 2004. Asset management revenues decreased by $7.3 million, or 17%, in 2005 to $36.7 million from $44.0 million in 2004. Approximately $5.2 million of the decrease was attributable to a reduction in management fees, in accordance with our decision to wind-up one private equity fund and one equity investment management product, and the end of the investment period for TWCP. In 2005, investment gains attributable to investments in partnerships and other securities totaled $7.5 million, while investment gains in 2004 were $9.1 million. Included within the 2005 investment gain amount is a gain on the sale of our New York Stock Exchange seat of $1.6 million and allocations of investment gains to our capital account for management fees we previously waived as well as gains in certain other equity positions.
   2004 versus 2003. Asset management revenues of $44.0 million in 2004 represented an increase of $2.4 million, or 6%, from $41.6 million in 2003. Asset management fee revenues remained relatively stable, increasing by approximately $1 million from 2004 to 2003. The total investment gains for 2004 and 2003, the substantial majority of which was attributable to allocation of investment gains on investment partnerships were $9.1 million and $7.7 million, respectively.
Operating Expenses and Employees
   The following table sets forth information relating to our operating expenses, distributions to partners and number of employees for 2005, 2004 and 2003:

	For Year Ended December 31,

	2005	2004	2003

	(In $ thousands)
Expenses Excluding Interest:
Compensation and benefits	$154,163	$146,078	$127,184
Floor brokerage and trade execution	26,873	31,105	30,777
Communications and data processing	17,457	18,818	23,593
Depreciation and amortization	9,146	10,055	16,789
Marketing and promotion	11,898	13,776	11,973
Occupancy and equipment	15,884	18,551	24,226
Other	20,336	20,301	15,563

Total expenses	$255,757	$258,684	$250,105

Compensation & Benefits Expense:
Employees	$113,761	$108,660	$87,767
Partners	40,402	37,418	39,417

Compensation & benefits expense	154,163	146,078	127,184
Partner distributions	—	13,750	—

Total compensation & benefits	$154,163	$159,828	$127,184

Average number of employees (including partners)	548	540	525
Compensation and Benefits Expense
     2005 versus 2004
   Compensation and benefits expense increased $8.1 million, or 6%, to $154.2 million in 2005 from $146.1 million in 2004. Compensation and benefits expense as a percentage of net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities) increased from 53% in 2004 to 63% in 2005. The $5.1 million increase in compensation and benefits expense-employees in 2005 was primarily attributable to higher bonus and commission accrual, increased use of temporary employees and consultants and increased employee overtime. The average number of partners and employees remained relatively stable.
   We believe that the appropriate measure of our partner compensation includes partner compensation and benefits expense combined with distributions to partners of members’ capital, because this measure reflects the payments we have made to our partners both as employees and as owners of our firm. Our total compensation and benefits decreased $5.6 million, or 4%, to $154.2 million in 2005 from $159.8 million in 2004. The decrease in 2005 was primarily attributable to the fact that no distributions to partners occurred during 2005 as compared to $13.8 million in distributions to partners during 2004, partially offset by a higher level of partner bonuses in 2005 as compared to 2004, and by the $5.1 million increase in employee compensation and benefits expense discussed above.
     2004 versus 2003
   Compensation and benefits expense increased $18.9 million, or 15%, to $146.1 million in 2004 from $127.2 million in 2003. Compensation and benefits expense as a percentage of net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities) increased to 53% in 2004 from 50% in 2003. The increase in employee compensation and benefits expense in 2004 from 2003 primarily resulted from an increase in the average compensation per employee and an increase in the average number of employees (excluding partners) to 475 in 2004 from 462 in 2003.
   Our total of compensation and benefits increased $32.6 million, or 26%, to $159.8 million in 2004 from $127.2 million in 2003. This increase in 2004 was primarily attributable to $13.8 million in distributions to partners during 2004 compared to no distributions to partners in 2003 and a higher level of retention bonuses for both partners and employees in 2004 as compared to 2003.
Non-Compensation Expenses
     2005 versus 2004
   Non-compensation expenses decreased $11.0 million, or 10%, to $101.6 million in 2005 from $112.6 million in the 2004. Overall, non-compensation expenses as a percentage of net revenues remained at 40% in 2005, unchanged from 2004.
   Floor brokerage and trade execution expense decreased $4.2 million, or 14%, in 2005 from 2004, primarily reflecting lower trade clearing charges as a result of lower transaction volume in equity trading and lower clearing costs per transaction. Communications and data processing expense decreased $1.4 million, or 7%, in 2005 from 2004 primarily because we migrated to lower cost laptop and desktop computers near the end of 2004. Depreciation and amortization expense decreased $0.9 million, or 9%, in 2005 from 2004, primarily because we wrote off certain leasehold improvements on office space we exited in 2004 and because we completed amortization of certain leasehold improvements on other office space in 2004. Marketing and promotion expense decreased $1.9 million, or 14%, in 2005 from 2004, primarily reflecting lower spending on conferences. Occupancy and equipment expenses decreased $2.7 million, or 14%, in 2005 from 2004 because we exited certain office space in 2004.
     2004 versus 2003
   Non-compensation expenses decreased $10.3 million, or 8.4%, to $112.6 million in 2004 from $122.9 million in 2003. Overall, non-compensation expenses as a percentage of net revenues decreased to 40% for 2004 from 47% for 2003.
   Floor brokerage and trade execution expense increased $0.3 million, or 1%, in 2004 from 2003, primarily due to increased trading volume. Communications and data processing expense decreased $4.8 million, or 20%, in 2004 from 2003, primarily a result of expiring leases on equipment we subsequently purchased and continued to use. Depreciation and amortization expense decreased $6.7 million, or 40%, in 2004 from 2003, primarily because we wrote off assets related to office space we subleased or exited in 2003, and because certain software, telecommunications and technology equipment assets were completely depreciated. Marketing and promotion expense increased $1.8 million, or 15%, in 2004 from 2003, primarily due to increased travel expense and more employees in 2004. Occupancy and equipment expense decreased $5.7 million, or 23%, in 2004 from 2003, as we subleased excess office space, negotiated a temporary partial rent forbearance for certain of our office space, and experienced a reduction in office leasehold improvement write-offs. Other expenses increased $4.7 million, or

30%, in 2004 from 2003, primarily due to settlement of a legal dispute with an outside business consultant, write-off of the remaining unamortized intangible asset of $1.4 million upon closing our value strategies business in 2004, and increased professional services expenses related to our asset management business and research groups.
Provision for Taxes
   Before completion of our initial public offering on February 7, 2006, we were a limited liability company and all of our income and losses were reportable by our individual members in accordance with the Internal Revenue Code and, accordingly, the U.S. federal and state income taxes payable by our members, based upon their share of our net income, had not been reflected in our historical consolidated financial statements, although we were liable for local unincorporated business tax on business conducted in New York City, City of San Francisco business tax and income tax on current income realized by our foreign subsidiary.
   In connection with our initial public offering we reorganized from a limited liability company into a corporation and following that reorganization we became subject to U.S. federal and state income taxes. We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities based upon temporary differences between the financial reporting and tax bases of our assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. For the three months ended March 31, 2006, we recognized a one-time tax benefit of $13.8 million in connection with the establishment of our deferred tax asset balances of $22.4 million, partially offset by establishing a valuation allowance of $8.6 million. The valuation allowance has been recorded because management has concluded that a portion of the deferred tax benefit, which results from unrealized capital losses, more likely than not will not be realized due to the uncertainty of our ability to generate future capital gains to offset such capital losses.
Liquidity and Capital Resources
   We have historically satisfied our capital and liquidity requirements through capital raised from our partners and strategic investors, internally generated cash from operations and available credit from market sources. In February of 2006 we completed our initial public offering, raising $66.2 million in net proceeds. As of March 31, 2006, we had liquid assets primarily consisting of cash and cash equivalents of $116.8 million. In addition, we have a revolving line of credit for up to $10 million from First Republic Bank that is secured by certain of our investment banking receivables. As of March 31, 2006, there was no outstanding balance under this facility. In connection with our private equity investment business, we also historically maintained a revolving line of credit of $5 million with Silicon Valley Bank, however, this facility was determined to be no longer necessary and was terminated in February 2006. We have a secured financing arrangement with General Electric Capital Corporation that is secured by furniture, equipment and leasehold improvements, with a 3-year term and a variable interest rate at LIBOR plus 2.85%. As of March 31, 2006, the outstanding balance under this facility was $10.3 million.
   The timing of bonus and retention compensation payments to our partners and other employees may significantly affect our cash position and liquidity from period to period. While our partners and other employees are generally paid salaries semi-monthly during the year, bonus and retention compensation payments, which make up a larger portion of total compensation, are generally paid at selected times during the year. Bonus and retention compensation payments for a given year are generally paid in February and July of the following year.
   In connection with our initial public offering, we issued $33 million in principal amount of redeemable unsecured senior notes to our former Class D and Class D-1 shareholders and are required to make principal and interest payments on these notes in accordance with their terms.

   Thomas Weisel Partners LLC, our wholly-owned subsidiary and a registered securities broker-dealer, is subject to the net capital requirements of the NYSE and the SEC’s uniform net capital rule. NYSE and SEC regulations also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, 2004 and 2003, Thomas Weisel Partners LLC had excess net capital of $34.6 million, $42.4 million and $18.1 million, respectively, and at March 31, 2006, Thomas Weisel Partners LLC had excess net capital of $45.8 million. Regulatory net capital requirements change based on certain investment and underwriting activities. In connection with our transitioning to a new clearing broker, in November 2005 we terminated our previous subordinated borrowing facility with the affiliate of our current clearing broker and established a subordinated borrowing facility of $40 million with our new clearing broker. This new facility is in the form of a revolving note and subordination agreement. The terms of the revolving note are defined in an agreement approved by the NYSE and such borrowings, if and when drawn, will be considered in computing the net capital of our affiliated broker-dealer and available to support our investment banking and brokerage business. No amounts have been drawn under the new facility.
   Because of the nature of our investment banking and brokerage businesses, liquidity is of critical importance to us. Accordingly, we regularly monitor our liquidity position, including our cash and net capital positions. We believe that our current level of equity capital, which includes the net proceeds to us from our initial public offering, and funds anticipated to be provided by operating activities, will be adequate to meet our liquidity and regulatory capital requirements for the next 12 months.
   The following table provides a summary of our contractual obligations as of March 31, 2006:

	Remainder			2011-
	of 2006	2007-2008	2009-2010	Thereafter	Total

	(In thousands)
Notes payable(1)	$6,800	$7,466	$1,697	$25,500	$41,463
Capital leases	188	197	—	—	385
Operating leases	13,137	35,449	32,724	42,896	124,206
General partner commitment to invest in private equity funds(2)	7,761	13,148	178	—	21,087
Guaranteed compensation payments	9,300	4,100	—	—	13,400

Total	$37,186	$60,360	$34,599	$68,396	$200,541

(1)	Includes the notes payable with the remaining principal amount of $31.2 million as of March 31, 2006 that were issued in connection with our initial public offering. Also, includes secured fixed asset financing of $10.3 million. Does not include interest payable at variable rates on the notes payable.

(2)	The private equity fund commitments have no specified contractual contribution dates. The timing of these contributions are presented based upon estimated contribution dates.
   The following table provides a summary of our contractual obligations as of December 31, 2005:

				2011-
	2006	2007-2008	2009-2010	Thereafter	Total

	(In $ thousands)
Notes payable(1)	$9,128	$9,966	—	—	$19,094
Capital leases	272	209	—	—	481
Operating leases	17,257	35,013	32,533	42,557	127,360
General partner commitment to invest in private equity funds(2)	3,124	3,268	415	—	6,807
Guaranteed compensation payments	2,922	5,318	—	—	8,240

Total(3)	$32,703	$53,774	$32,948	$42,557	$161,982

(1)	The table does not include interest payable at variable rates on notes payable which are based on LIBOR and prime rates. As of December 31, 2005, the weighted average interest rate payable on these variable-rate instruments was 6.28% per annum. The table does not include our unsecured, senior floating rate notes payable to CalPERS and Nomura with principal amounts of $10 million and $13 million, respectively, or our unsecured, senior non-interest bearing note payable to CalPERS with a principal amount of $10 million, each of which was issued upon our reorganization in February 2006.

(2)	The private equity fund commitments have no specific contractual contribution dates, but we are subject to capital calls from the private equity funds when made. The timing of these capital calls are based upon estimated contribution dates.

(3)	The table does not include preferred dividends payable in respect of our Class D and Class D-1 redeemable convertible shares or amounts payable under redemption features of members’ Class C shares pursuant to their terms. In connection with our reorganization in February 2006, these shares were exchanged for common stock and the three notes described above in the first footnote of this table.
Cash Flows
   During the three months ended March 31, 2006, we received cash proceeds of approximately $66.1 million from our initial public offering, net of unaffiliated underwriters’ discount and other expenses.
   First Quarter of 2006. Our cash and cash equivalents were $116.8 million at March 31, 2006, an increase of $26.6 million from December 31, 2005. Operating activities provided $11.4 million of cash, including cash generated from changes in operating assets and liabilities of $1.7 million and net income of $21.3 million less noncash items of $11.6 million. Our noncash items principally consist of depreciation and amortization of $2.4 million, offset by deferred tax benefit of $12.9 million and unrealized gains on partnership investments of $3.7 million. Cash provided by operating assets and liabilities of $1.7 million also resulted from a decrease in the balance due from our clearing broker of $11.8 million and an increase in accrued expenses and other liabilities of $14.5 million, partially offset by a $9.0 million increase in securities owned and a reduction in accrued compensation of $16.5 million, reflecting year-end payments of incentive compensation. Investing activities used $32.4 million of cash, including the purchase of $31.7 million of municipal and auction-rate securities, investment in private equity partnerships of $0.5 million and purchase of furniture, equipment and leasehold improvements of $0.9 million. Financing activities provided $47.6 million of cash, including cash proceeds received during the three months ended March 31, 2006 from issuance of common stock, net of expenses, of $66.1 million, partially offset by repayments of notes payable of $10.6 million and net distributions to members and withdrawal of capital of $7.8 million.
   First Quarter of 2005. Our cash and cash equivalents were $79.1 million at March 31, 2005, an increase of $21.1 million from December 31, 2004. Operating activities provided $31.3 million of cash, including cash generated from changes in operating assets and liabilities of $35.0 million, partially offset by a net loss of $6.2 million less noncash items of $2.5 million. Our noncash items principally consist of depreciation and amortization of $2.3 million. Cash generated by operating assets and liabilities of $31.3 million also resulted from a decrease in our net securities position of $33.4 million and a decrease in amounts due from our clearing broker of $5.4 million and an increase in accrued expense and other liabilities of $5.9 million, partially offset by a reduction in accrued compensation of $11.8 million, reflecting year-end payment of incentive compensation. Investing activities used $4.1 million of cash, including restricted cash deposits of $2.0 million, investment in private equity partnerships of $1.3 million and purchase of furniture, equipment and leasehold improvements of $0.5 million. Financing activities used

$6.1 million of cash, including repayments of notes payable of $1.0 million and net distributions to members and withdrawal of capital of $4.9 million.
   2005. Our cash and cash equivalents were $90.2 million at December 31, 2005, an increase of $32.2 million from December 31, 2004. Operating activities provided $40.3 million of cash, including cash generated from changes in operating assets and liabilities of $43.3 million, partially offset by a net loss of $7.1 million less noncash items of $4.0 million. Our noncash items principally consist of depreciation and amortization of $9.1 million, partially offset by unrealized gains on partnership investments of $7.7 million. Cash generated by operating assets and liabilities of $43.3 million resulted from a decrease in net securities position of $31.0 million and distributions from investment partnerships of $8.6 million. Investing activities used $2.7 million of cash, including investment in private equity partnerships of $2.7 million and deposits of restricted cash of $2.3 million, partially offset by proceeds from sale of investments of $3.3 million. Financing activities used cash of $5.4 million, including net distributions to members and withdrawal of capital of $8.3 million and repayment of capital lease obligations of $1.0 million, partially offset by net proceeds from notes payable of $3.8 million.
   2004. Our cash and cash equivalents were $58.0 million at December 31, 2004, a decrease of $16.8 million from December 31, 2003. Operating activities provided $25.5 million of cash, including net income of $22.7 million, noncash items of $7.4 million, principally consisting of depreciation and amortization of $10.1 million, partially offset by unrealized gains on partnership investments of $9.5 million, and $4.5 million of cash used in net changes in operating assets and liabilities, principally consisting of an increase in net securities positions and clearing broker balances of $23.7 million, partially offset by an increase in accrued compensation of $12.5 million. Investing activities used cash of $10.4 million, including net investments in our private equity partnerships of $8.6 million. Financing activities used cash of $31.9 million, including net distributions to members and withdrawal of capital of $30.1 million.
   2003. Our cash and cash equivalents were $74.8 million at December 31, 2003, an increase of $3.8 million from December 31, 2002. Operating activities provided $24.1 million of cash, including net income of $10.5 million and noncash items of $15.5 million, principally consisting of depreciation and amortization of $16.8 million, partially offset by unrealized gains on partnership investments of $7.7 million. Operating assets and liabilities were essentially unchanged, as a decrease in accrued compensation of $9.0 million was offset by a decrease in net securities positions and clearing broker balances of $11.7 million. Investing activities used $6.0 million of cash, including investment in private equity partnerships of $0.8 million and deposits of restricted cash of $3.0 million. Financing activities used $14.3 million of cash, including net repayments of notes payable of $10.0 million and net distributions to members and withdrawal of capital of $1.5 million.
Market Risk
   Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Our exposure to market risk is directly related to our role as a financial intermediary in customer trading and to our market-making and investment activities. Market risk is inherent in financial instruments.
   We trade in equity and convertible debt securities as an active participant in both listed and OTC equity and convertible markets. We typically maintain securities in inventory to facilitate our market making activities and customer order flow. We may use a variety of risk management techniques and hedging strategies in the ordinary course of our trading business, including establishing position limits by product type and industry sector, closely monitoring inventory turnover, maintaining long and short positions in related securities, and using exchange-traded equity options and other derivative instruments. We do not use derivatives for speculative purposes.
   In connection with our trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities seek to ensure that trading strategies are within acceptable risk tolerance parameters, particularly when we commit our own capital to facilitate client trading. Our accounting department is actively involved in ensuring the integrity and clarity of the daily profit and loss statements, to the extent that we maintain trading positions for a period longer than one day. Activities include price verification procedures, position reconciliation and review of transaction booking. We believe that these procedures, which stress timely communications between our traders, institutional brokerage management and senior management, are important elements of the risk management process.
Equity Price Risk
   Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities in both listed and OTC equity markets. We attempt to reduce the risk of loss inherent in our inventory of equity securities by establishing position limits, monitoring inventory turnover and entering into hedging transactions, including the use of equity options, designed to mitigate our market risk profile.
Interest Rate Risk
   Interest rate risk represents the potential loss from adverse changes in market interest rates. As we may hold U.S. Treasury securities and other fixed income securities as well as convertible debt securities and incur interest-sensitive liabilities from time to time, we are exposed to interest rate risk arising from changes in the level and volatility of interest rates and in the shape of the yield curve. In particular, as discussed in “Certain Relationships and Related Transactions — Relationships with CalPERS and Nomura”, we issued floating rate notes to CalPERS and Nomura in connection with our reorganization on February 7, 2006. Certain interest rate risk is managed through the use of short positions in U.S. government and corporate debt securities and other instruments.
Credit Risk
   Our broker-dealer subsidiary places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers’ securities and provides financing to customers. The majority of our transactions, and consequently the concentration of our credit exposure, is with our clearing broker. The clearing broker is also the primary source of our short-term financing (securities sold, not yet purchased), which is collateralized by cash and securities owned by us and held by the clearing broker. Our securities owned may be pledged by the clearing broker. The amount receivable from the clearing broker represents amounts receivable in connection with the trading of proprietary positions and the clearance of customer securities transactions. As of December 31, 2005 and March 31, 2006, our cash on deposit with the clearing broker was not collateralizing any liabilities to the clearing broker. In addition to the clearing broker, we are exposed to credit risk from other brokers, dealers and other financial institutions with which we transact business.
   Through indemnification provisions in our agreement with our clearing organization, customer activities may expose us to off-balance-sheet credit risk. We may be required to purchase or sell financial instruments at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. We seek to control the risks associated with brokerage services for our customers through customer screening and selection procedures as well as through requirements that customers maintain margin collateral in compliance with governmental and self-regulatory organization regulations and clearing organization policies.
Effects of Inflation
   Because our assets are generally liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects our expenses, such as employee compensation, office leasing costs and communications charges, which may not be readily recoverable in the price of services offered by us. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.
Critical Accounting Policies and Estimates
   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and their notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the presentation of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.
Fair Value of Financial Instruments
   “Securities owned” and “Securities sold, but not yet purchased” in our consolidated statements of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in our results of operations. The use of fair value to measure these financial instruments, with related unrealized gains and losses recognized immediately in our results of operations, is fundamental to our financial statements and is one of our most critical accounting policies. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
   Fair values of our financial instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are non-marketable securities and, therefore, have little or no price transparency, we value these instruments using methodologies such as the present value of known or estimated cash flows and generally do not adjust underlying valuation assumptions unless there is substantive evidence supporting a change in the value of the underlying instrument or valuation assumptions (such as similar market transactions, changes in financial ratios and changes in credit ratings of the underlying companies).
   Financial instruments we own (long positions) are marked to bid prices and instruments we have sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is reasonably expected to affect its prevailing market price, our valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management’s estimates are used to determine this adjustment.
Private Equity Investment Partnerships
   Investments in partnerships include our general partnership interests in investment partnerships. These interests are carried at fair value based on our percentage interest in the underlying partnerships. The net assets of the investment partnerships consist primarily of investments in marketable and non-marketable securities. The underlying investments held by such partnerships are valued based on quoted market prices, or estimated fair value if there is no public market. Such estimates of fair value of the partnerships’ non-marketable investments are ultimately determined by us or our affiliates in our capacity as general partner. Due to the inherent uncertainty of valuation, fair values of these non-marketable investments may differ from the values that would have been used had a ready market existed for these investments, and the differences could be material. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. Downward adjustments are also made, in the absence of third-party transactions, if we determine that the expected realizable value of the investment is less than the carrying value. In reaching that determination, we consider many factors including, but not limited to, the operating cash flows and financial performance of the companies relative to budgets or projections, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.
   We earn management fees from the investment partnerships which we manage. Such management fees are generally based on the net assets or committed capital of the underlying partnerships. In addition, we are entitled to allocations of the appreciation and depreciation in the fair value of the underlying partnerships from our general partnership interests in the partnerships. Such allocations are based on the terms of the respective partnership agreements. We have agreed in certain cases to waive management fees, in lieu of making a cash contribution, in satisfaction of the general partner investment commitments to the investment partnerships. In these cases, we generally recognize our management fee revenues at the time when we are allocated our special profit interests in the gain from these partnerships upon the realization of a partnership investment.
   We are entitled to receive incentive fee allocations from the investment partnerships when the return exceeds certain threshold returns. Incentive fees are based on investment performance over the life of each investment partnership, and future investment underperformance may require amounts previously distributed to us to be returned to the partnership.
Liability for Lease Losses
   Our accrued expenses and other liabilities include a liability for lease losses related to office space that we sub-leased or abandoned due to staff reductions. The liability for lease losses was $7.4 million at March 31, 2006 and $6.5 million, $7.5 million and $8.7 million at December 31, 2005, 2004 and 2003, respectively, and will expire with the termination of the relevant facility leases through 2010. We estimate our liability for lease losses as the net present value of the differences between lease payments and receipts under sublease agreements, if any. This liability is affected by our estimate of future facility requirements and sublease assumptions. If we subsequently determine that we will not utilize space or decide to sublease additional space, this liability could increase with a corresponding charge to expenses.
   During the first quarter of 2006 we recorded a $1.5 million charge related to our leased premises in Menlo Park. We recorded the additional reserve for the subleased space as the current subtenant notified us in March 2006 that they would not be exercising their option to extend their sublease and current lease rates for commercial office space in Menlo Park are substantially lower than the current sublease rate for these premises.
Legal and Other Contingent Liabilities
   We are involved in various pending and potential complaints, arbitrations, legal actions, investigations and proceedings related to our business. Some of these matters involve claims for substantial amounts, including claims for punitive and other special damages. The number of complaints, legal actions, investigations and regulatory proceedings against financial institutions like us has been increasing in recent years. We have, after consultation with counsel and consideration of facts currently known by management, recorded estimated losses in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, to the

extent that a claim may result in a probable loss and the amount of the loss can be reasonably estimated. The determination of these reserve amounts requires significant judgment on the part of management and our ultimate liabilities may be materially different. In making these determinations, management considers many factors, including, but not limited to, the loss and damages sought by the plaintiff or claimant, the basis and validity of the claim, the likelihood of successful defense against the claim and the potential for, and magnitude of, damages or settlements from such pending and potential complaints, legal actions, arbitrations, investigations and proceedings, and fines and penalties or orders from regulatory agencies.
   If a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves during any period, our results of operations in that period and, in some cases, succeeding periods could be materially adversely affected. For more information, see “Business — Legal Proceedings”.
Allowance for Doubtful Accounts
   Our receivables include corporate finance and syndicate receivables relating to our investment banking or advisory engagements. We also have receivables from our clearing broker in connection with the clearing of our brokerage transactions. We indemnify the clearing broker for any losses as a result of a customer’s nonperformance. In addition, we record an allowance for doubtful accounts on revenue receivables on a specific identification basis. Management is continually evaluating our receivables for collectibility and possible write-off by examining the facts and circumstances surrounding each specific case where a loss is deemed a possibility.
Deferred Tax Valuation Allowance
   As a corporation, we are subject to federal and state income taxes. In determining our provision for income taxes, we recognize deferred tax assets and liabilities based on the difference between the carrying value of assets and liabilities for financial and tax reporting purposes. For our investments in partnerships, adjustments to their carrying value are made based on determinations of the fair value of underlying investments held by such partnerships. Both upward and downward adjustments to the carrying value of investment partnerships, which are recorded as unrealized gains and losses in the consolidated statement of operations, represent timing differences until such time as these gains and losses are realized. As of March 31, 2006, we have net unrealized capital losses on these investment partnerships. To the extent we are not able to generate future realized capital gains, we would not be able to recognize our deferred tax asset as a tax benefit. Due to the uncertainty of our ability to generate future realized capital gains to offset capital losses, we recorded a valuation allowance for the deferred tax asset attributable to net unrealized losses in our investment partnerships. As of March 31, 2006, the deferred tax asset recorded to reflect these net unrealized losses is $8.6 million. The valuation allowance is also $8.6 million.

Recently Issued Accounting Pronouncements
   In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46-R, Consolidation of Variable Interest Entities (FIN 46-R). FIN 46-R replaced FIN No. 46, which was issued in January 2003. FIN 46-R defines variable interests and specifies the circumstances under which the consolidation of a variable interest entity (VIE) will be required. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. For all public enterprises that are not small business issuers; FIN 46-R is applied to variable interest entities by the end of the first reporting period ending after March 15, 2004, i.e., our fiscal year ended December 31, 2004. We evaluated the requirements under FIN No. 46-R and determined that we do not have any variable interest entities where we are the primary beneficiary.
   Emerging Issues Task Force Issue No. 04-5 (EITF 04-5). In June 2005, the EITF reached a consensus on EITF 04-5, Determining whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights. This consensus applies to entities not within the scope of FIN 46-R, in which the investor is the general partner in a limited partnership. The consensus requires the general partner to consolidate the limited partnership unless it overcomes the presumption of control. The general partner may overcome this presumption and not consolidate the limited partnership if the limited partners have: (a) the ability to liquidate the limited partnership or otherwise remove the general partner through substantive “kick-out rights” that can be exercised without having to demonstrate cause; or (b) substantive participating rights in managing the partnership. This consensus became effective on June 29, 2005 for all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified. For all other general partnerships, the consensus is effective no later than the beginning of the first reporting period beginning after December 15, 2005, i.e., our fiscal year ending December 31, 2006. Our asset management subsidiaries currently manage a number of private equity limited partnerships as general partners. We evaluated the requirements under EITF 04-5 and determined that the adoption did not have a material impact on our consolidated financial statements.
   In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), Share-Based Payment. This statement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, and its related implementation guidance. The statement establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods and services. The primary focus of this statement is accounting for transactions in which an entity obtains employee services in share-based payment transactions; requiring public companies to expense employee share-based payments at their fair value through earnings as such awards vest. This statement was originally effective for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In April 2005, the Securities and Exchange Commission (“SEC”) announced that the effective date was delayed to no later than fiscal years beginning after June 15, 2005. We have adopted, beginning January 1, 2006, and report share-based compensation in accordance with, the provisions of SFAS No. 123(R). Prior to February 7, 2006, we operated as a limited liability company and had not historically issued share-based compensation awards. Accordingly, the impact of adopting SFAS No. 123(R) was not material for the first quarter of 2006. Because we did not have share-based payment awards outstanding prior to the adoption of SFAS No. 123(R), we were not required to apply any of the transition requirements of this standard.

BUSINESS
Overview
   We are an investment bank specializing in the growth sectors of the economy. We provide investment banking, brokerage, equity research and asset management services tailored to meet the particular needs of our clients. Our dedication to growth companies and growth investors, combined with our extensive network of business relationships and execution capabilities, has made us a trusted advisor to our corporate clients and a valued resource to investors.
   We were founded in 1998 by Thomas W. Weisel, who was Chairman and Chief Executive Officer of Montgomery Securities for more than 20 years. Prior to its acquisition by NationsBank in 1997, Montgomery Securities was one of the four leading growth-focused investment banks, all of which were acquired by large commercial banks between 1996 and 1998. Following the sale of Montgomery Securities and the consolidation of many investment banks in the 1990s, Mr. Weisel and our other founding partners recognized the market opportunity for an independent, full-service investment bank focused on the needs of growth companies and growth investors. Our founding partners invested in our firm along with more than 20 prominent venture capital and private equity investors, including professionals or funds affiliated with Accel Partners, Bessemer Venture Partners, Brentwood Venture Partners, Charlesbank Capital Partners, Citicorp Venture Partners, GE Asset Management, Institutional Venture Partners, Investor AB, James Richardson & Sons, Limited, Madison Dearborn Partners, Mayfield Fund, New Enterprise Associates, Oak Investment Partners, The Queen’s Health Systems, Saunders Karp and Megrue, SunAmerica and Weston Presidio Capital. Since our founding, we have further extended our relationships within the venture capital and private equity communities.
   On February 7, 2006, Thomas Weisel Partners Group, Inc. succeeded to the business of Thomas Weisel Partners Group LLC and completed an initial public offering of its common stock.
   We have organized our business to focus principally on the technology, healthcare and consumer sectors. We believe that this focus allows us to capitalize on the business opportunities created by many of the primary drivers of innovation, growth and capital investment in the U.S. economy. Our industry focus and knowledge, as well as our extensive relationships, particularly within the venture capital and private equity communities, enable us to identify growth companies early in their development.
   We seek to enhance our client relationships by offering our clients a broad range of resources across our firm. Our investment banking professionals, backed by their industry knowledge and our strong distribution platform, seek to establish and maintain relationships with our corporate clients and to provide them with capital raising and strategic advisory services. Our institutional brokerage professionals, distinguished by their industry knowledge, long-standing relationships with growth investors and trade execution capabilities, provide equity and convertible debt securities sales and trading services to institutional growth investors. Our research analysts provide growth investors with thought leadership on emerging industry trends and developments as well as insights into specific growth companies. Our industry expertise and our network of business relationships have also enabled us to develop our asset management and private equity investing services for institutional investors and high-net-worth individuals.
   Our strategy is to take a lifecycle approach to serving growth companies in our target sectors and to provide a service-oriented brokerage model to institutional investors. Our execution capabilities and range of service offerings position us to advise each of our corporate clients throughout its lifecycle as it engages in more complex capital markets and strategic transactions. We believe that our lifecycle approach distinguishes us from both the largest full-service, or “bulge bracket”, investment banks, which we believe lack our specialized focus, and boutique investment banks which we believe may lack our overall operating scale. Our industry and company knowledge allows us to identify trends and uncover market opportunities to deliver creative and timely investment opportunities.
   We are headquartered in San Francisco, with additional offices in Silicon Valley, Boston, New York City and Mumbai, India. As of March 31, 2006, we had 533 employees (including our partners). We refer to our most senior professionals as partners. Our partners and other senior professionals draw upon their significant experience and market expertise to provide differentiated advice and customized execution services for our clients. We believe our professionals are attracted to our firm by our specialized market focus, entrepreneurial culture and commitment to our clients. None of our employees is represented by collective bargaining agreements. We have not experienced any work stoppages and believe our relationship with our employees to be good.
Market Opportunity
   We believe that a number of economic and market factors create a significant market opportunity for us to increase our market share in our investment banking and brokerage businesses.

Investment Banking
 Demand for investment banking services in our target sectors
   Our target sectors have generated significant capital markets and mergers and acquisitions activity. From January 1, 2000 through March 31, 2006, securities offerings by companies in our target sectors represented approximately 55% of the $891.0 billion of aggregate gross proceeds raised in U.S. IPOs, secondary offerings and follow-on offerings. According to Dealogic, total fees generated from equity capital markets transactions, including IPOs, secondary offerings and convertible debt securities offerings, by companies in our target sectors were approximately $3.0 billion in 2004, $2.5 billion in 2005 and $0.83 billion in the first quarter of 2006. In addition, from January 1, 2000 through March 31, 2006, transactions involving companies in our target sectors represented approximately $3.0 trillion, or 53%, of the $5.7 trillion of total announced U.S. mergers and acquisitions deal value. We believe that growth companies in these sectors will continue to require significant capital investment to finance their growth as well as strategic advisory services over the long term.
 Strong venture capital investment backlog
   We believe venture capital investment is an important indicator of investment banking activity in our target sectors because venture capital investors typically seek to realize returns on their investments through public offerings or sales of portfolio companies within a target investment period. Over the past 10 years, 35% of companies that completed IPOs were funded by venture capital firms. According to Dow Jones VentureOne, following significant declines from the historic highs experienced during the period from 1999 to 2001, venture capital investing has stabilized at approximately $20 billion per year. Over the last 10 years, more than 90% of all U.S. venture capital investments were made in technology, healthcare and consumer companies.
U.S. Venture Capital Investment (1996-2005)

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

	($ in billions)
Total amount invested	$9.9	$13.0	$17.7	$48.5	$91.9	$34.7	$21.0	$18.4	$20.4	$20.7
Sector Distribution
Technology	56%	58%	60%	58%	63%	65%	60%	56%	56%	53%
Healthcare	27%	25%	20%	10%	10%	19%	27%	32%	33%	31%
Consumer	15%	15%	19%	31%	26%	15%	11%	11%	9%	13%
Other	2%	2%	1%	0%	1%	1%	2%	1%	2%	3%
Source: Dow Jones VentureOne
   Based on this history of venture capital investing, we believe there are currently a large number of companies in the portfolios of venture capital firms. We estimate that, as of March 31, 2006,

more than 11,300 companies have received venture funding since 1995. Over the past three calendar years, we estimate that, at any given time, there have been approximately 5,000 companies in the portfolios of venture capital firms.

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

Approximate number of venture- backed companies	1,300	1,600	2,000	2,600	3,800	5,600	5,700	5,300	5,000	5,000	5,300
Source: Thomas Weisel Partners LLC estimates based on Dow Jones VentureOne data
   We believe this backlog of venture capital-backed companies represents future business opportunities for capital markets and strategic advisory transactions because we believe venture capital investors will seek to realize returns on many of these investments over the next several years.
 Industry consolidation
   Financial services companies have experienced substantial consolidation over the past 10 years, and we believe this consolidation has created a significant market opportunity for an investment bank dedicated to serving the specialized needs of growth companies and growth investors. Since 1994, there have been approximately 30 acquisitions involving U.S. securities brokerage and investment banking firms that, by virtue of their middle market and/or growth sector expertise, would have been considered our direct peers and competitors. Between 1996 and 1998, Robertson Stephens & Company Group, L.L.C., Hambrecht & Quist Group, Alex. Brown & Sons Incorporated and Montgomery Securities, long perceived as the four premier growth-focused investment banks, were acquired by large commercial banks. We believe there has been a tendency for acquired firms, once part of larger organizations, to focus their business on larger market capitalization companies, larger transactions and more mature industries.
   In the wake of consolidation, boutique investment banking firms focused on growth companies and investors have emerged. However, we believe many such banking firms lack the execution capabilities and range of services that we believe are required to serve the evolving needs of growth companies and growth investors. Growth companies require a range of services delivered by expert, knowledgeable professionals, including research, sales and trading coverage and a broad range of investment banking capabilities designed to meet their needs throughout their lifecycle. Growth investors require a broad range of brokerage services and specialized research that enable them to capitalize on investment opportunities resulting from the complex and dynamic technologies, products and distribution channels specific to the growth sectors we target.

Brokerage
 Demand for brokerage services in our target sectors
   As of December 31, 2005, our target sectors of technology, including media and telecommunications, healthcare and consumer represent 53% of all companies listed on the Nasdaq, NYSE and AMEX, 53% of all such companies with a market capitalization of less than $10 billion and 35% and 39% of the 2005 operating earnings of the S&P 500 and S&P small-cap indices, respectively. We believe institutional investors in our target sectors will continue to demand brokerage services in these sectors.
 Structural changes in the brokerage business demanding the provision of higher value services to institutional investors
   Recent developments in the brokerage industry, including decimalization and the growth of electronic communications networks, or ECNs, have reduced commission rates and profitability in the brokerage industry and ultimately affected the provision of services to institutional investors. Many large investment banks have responded to lower margins within their equity brokerage divisions by reducing research coverage, particularly for smaller companies, consolidating sales and trading services, and reducing headcount of more experienced sales and trading professionals in order to transition to a low-touch brokerage model focused increasingly on large market capitalization companies.
   Similarly, many large institutional investors have responded to regulatory and business pressures by developing internal research and trading capabilities, particularly for large capitalization companies, while continuing to use independent research to support their investment and trading in small and mid-capitalization companies. We believe that many of the larger institutional investors will direct their trading to fewer brokerage firms and will increasingly require these firms to commit capital and provide liquidity to facilitate trading activities. For example, Fidelity Management Research Company, one of the largest consumers of institutional brokerage services, has recently reached arrangements with several brokerage firms, including us, under which Fidelity will separate payments for research products or services from trading commissions for brokerage services.
   In addition, we believe the recent proliferation of small and mid-sized traditional and alternative investment managers represents a significant opportunity for us. We believe these managers will increasingly rely on providers of independent outside research for research on small and mid-capitalization companies that comprise an important part of their investment portfolios.
   We have sought to maintain and enhance our brokerage revenues by serving the needs of both large and small capitalization companies in our target sectors as well as their investors, including committing our own capital as appropriate to facilitate client trading. We intend to continue to direct our research primarily toward coverage of small and mid-capitalization companies, and we believe that both large institutional investors as well as smaller investment funds will continue to value this research.
Competitive Strengths
   We believe the following factors favorably differentiate us from our competitors and position us well for future growth.
Investment Banking
 Extensive network of venture capital and private equity relationships
   Our professionals have developed and maintained relationships with the venture capital and private equity communities. Our founding partners were joined by more than 20 prominent venture capital and private equity investors, who helped us capitalize our business. Our professionals have subsequently built upon these and other relationships through dedicated service to growth investors and venture capital-backed portfolio companies. We believe this extensive network of relationships positions us well among venture capital professionals and venture-backed companies for transactions in our target sectors.
 Lifecycle approach to serving growth companies in our target sectors
   We have a lifecycle approach to investment banking. We combine our industry knowledge within our target sectors with our extensive corporate, venture capital and professional relationships to identify leading growth companies for our services. We then seek to build lasting relationships with these companies by providing a range of services through the many stages of their development. As these companies grow and mature, we sustain these relationships through equity and convertible debt securities offerings, institutional brokerage, strategic advisory services and research coverage. Furthermore, our execution capabilities and range of service offerings enable us to continue serving these growth companies throughout their lifecycle as they engage in more complex capital markets and strategic transactions. For example, we seek to deliver strong after-market trading support, which we believe is a key differentiator with our investment banking clients.

Brokerage
 Service-oriented approach to brokerage
   We believe the senior professionals in our brokerage and research divisions differentiate themselves through their focus on delivering high-level client service. We place a premium on dialogue and interaction with clients, in an effort to have our clients view us as a trusted advisor and not merely as a financial intermediary. Conversely, many of our larger brokerage competitors have sought to automate much of their brokerage businesses by deploying trading technologies that minimize or eliminate broker-client dialogue and reduce the number of stocks covered by their research departments in an effort to lower their costs. We believe this has created an opportunity to gain market share with our largest clients as many of our brokerage competitors move resources away from client interaction and towards a technology driven business model.
 Insightful and timely research providing creative, new investment ideas
   We emphasize quality and focus in our research and in our client service, rather than breadth and performance in polls. We define quality as depth of insight, originality of perspective and consistent application of professional craft. We believe that clients view us as a source for creative market insights and new investment ideas. Our research professionals use their industry and company knowledge to identify trends and uncover market opportunities. Our research is designed to be a tool for investors to monitor dynamic industries and companies closely, as well as a practical aid to assist investors in implementing investment strategies. Our analysts cover industries and companies that are generally characterized by rapid change and complex and technical disciplines. We believe that our consistent, focused and disciplined approach to research differentiates us from other non-sector focused research providers and enables our institutional sales team to deliver creative and timely investment opportunities to our brokerage clients.
Firmwide
 Well respected and recognized brand built on our commitment to our target sectors
   We were founded with a commitment to the technology, healthcare and consumer sectors, and have maintained that commitment even as these sectors experienced a significant contraction from 2001 to 2003. We believe our industry expertise positions us well to serve the needs of growth companies and growth investors in our target sectors. Our brand, Thomas Weisel Partners, has been built on this commitment and focus as well as our track record of achievement and success for companies and investors in our target sectors. In 2005, we ranked third in the number of IPOs underwritten in our target sectors with 15 offerings, including a third place ranking in technology IPOs with six offerings and a second place ranking in healthcare IPOs with six offerings. From our inception through March 31, 2006, we have advised on strategic mergers and acquisitions representing over $99 billion in announced transaction value and lead-managed or co-managed 365 IPOs, secondary offerings and convertible debt securities offerings representing more than $82 billion in aggregate proceeds.
 Experienced partners focused on providing clients with senior-level attention
   Our partners possess significant experience advising growth companies. As of March 31, 2006, there were 65 partners at our firm, who have significant securities industry experience at major investment banks and specialized industry-focused banking firms. We are committed to offering our clients more senior level attention across our business lines than may be available from our competitors. Throughout the entirety of a transaction, individual clients command the attention of our senior-level personnel and have access to key decision-makers within our firm. We believe this expertise and focus on providing senior-level attention differentiates us from our competitors and position us well for future growth.

 Entrepreneurial culture with high professional standards
   Our founding partners brought an entrepreneurial approach to the organization and development of our firm. As a result, we tend to share a common entrepreneurial mindset with our clients, who are similarly creating and sustaining growth companies. We believe this mindset aids us in attracting professionals to our firm who share a commitment to serving these growth companies and growth investors. Foremost, we have built a professional culture that stresses a commitment to high ethical standards, placing clients’ interests first, a team approach to every client engagement and meritocracy in the workplace.
Strategy
   We intend to build on our competitive strengths by maintaining our commitment to growth companies and growth investors and identifying emerging trends and industries with significant potential to drive economic growth. We plan to capitalize on our knowledge, expertise and extensive relationships with venture capital professionals and portfolio companies to win underwriting and advisory engagements with venture-backed companies and to capture repeat business across our service offerings as these companies develop and their demand for services expands.
   We plan to execute our strategy by continuing to recruit and retain experienced professionals who share our passion for, and commitment to, growth companies and growth investors. Since the beginning of 2004, we have added a number of senior professionals to our investment banking team in the technology, consumer and healthcare sectors and plan to continue to opportunistically add to our investment banking team. We believe that becoming a publicly traded company will further enable us to offer attractive incentives to talented professionals and benefit from an enhanced stature and recognition within the investment banking community, which will aid our recruiting and business development efforts.
   We intend to continue to efficiently expand our research footprint. To that end, we plan to further enhance our research capabilities in 2006 through our office in Mumbai, India. We believe that this focused commitment to research will continue to create opportunities for our brokerage, investment banking and asset management businesses and enhance our position within our target sectors.
   Our strategy includes selectively pursuing strategic acquisitions as well as investments in businesses or products that are complementary to our core businesses. In executing this strategy over the past two years, we have expanded our reach through strategic relationships with individuals and firms doing business outside the United States and we will continue to evaluate similar opportunities in the future.
   Our extensive network of business relationships, coupled with our industry expertise, enables us to provide private equity investing services to institutional investors and high-net-worth individuals. These relationships represent a strong source of potential deal flow as well as a source of funds for our asset management business. We support these efforts with the resources in our various business units, including our research analysts’ knowledge of companies in our target sectors, which helps provide investment ideas for our private equity funds. We intend to explore additional areas of growth within our asset management business, including alternative investment vehicles. By combining the talents and resources of our professionals and our business relationships, we believe that our asset management businesses are well positioned for growth.
Principal Business Lines
   Our business is organized into four service offerings: investment banking, brokerage, equity research and asset management.

Investment Banking
   Our investment bankers provide two types of services: (i) corporate finance and (ii) strategic advisory. Our corporate finance practice is comprised of industry coverage groups that are dedicated to establishing long-term relationships and executing capital raising transactions. Our strategic advisory practice focuses on developing solutions tailored to client goals and objectives through industry knowledge, transaction experience and corporate relationships with leading growth companies in our target sectors. In addition, through our commitment to providing senior-level attention, we focus on building and maintaining long-term strategic advisory relationships with growth companies. Since the beginning of 2004, we have invested heavily to support and build our investment banking business, including significant additions to our healthcare and technology groups. As of March 31, 2006, we had approximately 85 professionals in our investment banking group, including 17 partners.
   Corporate Finance. Our corporate finance practice advises on and structures capital raising solutions for our corporate clients through public and private offerings of equity and convertible debt securities. Our capital raising capabilities are supported by our industry coverage groups and our capital markets group. We offer a wide range of financial services designed to meet the needs of growth companies, including initial public offerings, or IPOs, follow-on and secondary offerings, equity-linked offerings, private investments in public equity, or PIPEs, and private placements. Within corporate finance, our capital markets group executes underwritten securities offerings, assists clients with investor relations advice and introduces companies seeking to raise capital to investors that we believe will be supportive, long-term investors. We support the efforts of our corporate finance practice by providing aftermarket trading support for our corporate finance clients.
   Strategic Advisory. Our strategic advisory services include general strategic advice as well as transaction specific advice regarding mergers and acquisitions, divestitures, spin-offs, privatizations, special committee assignments and takeover defenses. We seek to become a trusted advisor to the leading growth companies in our target sectors and seek to achieve a balance between our buy-side and sell-side assignments. Our sell-side assignments are generated through our network of business relationships and our reputation for quality execution. Our buy-side engagements generally result from relationships developed through consistent and creative idea generation reflecting our industry knowledge. Our strategic advisory services are also supported by our capital markets professionals, who provide assistance in acquisition financing in connection with mergers and acquisitions transactions.
   Lifecycle Approach. We combine our industry knowledge base within our target sectors with our corporate, venture capital and professional relationships to identify leading growth companies for our services. Our investment banking professionals focus on serving these companies. The execution capabilities of our investment banking professionals enable us to provide these companies with a full range of investment banking services, including equity and convertible debt securities offerings and strategic advisory services throughout their lifecycle as they engage in more complex capital markets and strategic transactions.
Brokerage
   We provide two principal categories of services within our brokerage operations: (i) institutional brokerage, which comprises institutional sales, sales trading and trading and (ii) private client services.
   As of March 31, 2006, we had approximately 95 professionals, including 19 partners, in our brokerage division. We believe the senior professionals in our brokerage division differentiate themselves based upon their high-service model of client service, which seeks to leverage their years of experience and industry knowledge. Through their proactive approach to client service and experience in the brokerage business, our senior professionals have established and maintained relationships with leading growth investors. We believe our firm has established a well-regarded reputation among growth investors as a leading trader and distributor for securities of growth companies in our target sectors, including the recognition that we are prepared, where appropriate, to commit our capital to facilitate client trading activities.
   Institutional Brokerage. We provide equity and convertible debt securities sales and trading services to more than 500 institutional investor accounts, including many of the world’s leading mutual fund families. Of these institutional investors, we target the largest 60 traditional institutional investor accounts, which generate the majority of our trading business. We believe these targeted efforts have gained us one of the highest quality institutional investor account bases of any growth-focused investment bank. We have ranked high with our customers in research and sales coverage both in independent and internal surveys.
   Institutional Sales. Our experienced institutional sales group provides equity and convertible debt securities sales services to institutional investors. We concentrate on those areas where we believe we are able to provide growth investors with access to creative and timely insights and new investment ideas. Our institutional sales professionals seek to earn the trust and confidence of the portfolio managers they serve by developing target sector expertise and working closely with our equity research department. Our institutional sales professionals focus on a select list of growth companies that our equity research department identifies as high-quality market leaders, and our professionals seek to develop a thorough, current understanding of those companies.
   Sales Trading. Our sales traders are experienced in the industry and possess in-depth knowledge of both the markets for growth company securities and the institutional traders who buy and sell them. Through our sales trading professionals in San Francisco, Boston and New York, we connect with the largest and most active buy-side trading desks in the United States and Europe.
   Trading. Our trading professionals provide valuable support to our institutional clients in their pursuit of best execution, including by committing capital, facilitating block trades and otherwise providing liquidity. We have increased our revenue-generating trading volume in listed and over-the-counter equity securities from an average of 4.8 million shares per day in 1999 to an average of 17.7 million shares per day in 2005. According to AutEx BlockData, as of December 31, 2005 we ranked No. 15 in listed trading volume and No. 16 in over-the-counter trading volume among full-service brokers.
   Private Client Services. Our private client services department offers brokerage and advisory services to high-net-worth individuals and cash management services to corporate clients. Our experienced professionals emphasize capital preservation through prudent planning and work closely with clients to customize solutions that address their individual needs. We believe our private clients are attracted to us because of our unbiased approach to asset allocation, our use of independent investment managers and our reliance on third-party advisors to review these managers. As of March 31, 2006, the aggregate value of assets in our client accounts was $9.3 billion.

Equity Research
   Our research analysts perform independent research to help our clients understand the dynamics that drive the sectors and companies they cover. We seek to differentiate ourselves through originality of perspective, depth of insight and ability to uncover industry trends. As of March 31, 2006, approximately 80% of the companies covered by our research professionals had market capitalizations of $10 billion or less.
Equity Research by Market Capitalization
(as of March 31, 2006)
   Our equity research focuses principally on our target sectors. The industry components within equity research in our target sectors as of March 31, 2006 are set forth in the table below:

Technology	Healthcare	Consumer
Hardware
• Communications Components
• Communications Equipment: Access
• Communications Equipment: Storage
• Communications Equipment:
Core & Wireless
• Enterprise Hardware
• Semiconductor Capital Equipment
• Semiconductors: Broadline
• Semiconductors: Specialty
• Biopharmaceuticals
• Biotechnology
• Biotechnology: Small & Mid-Cap
• Healthcare Services
• Healthcare Technology and Pharmaceutical Services
• LifeScience Technology
• Medical Devices
• Medical Technology
• Medical Technology: Orthopedics
• Pharmaceuticals: Specialty
• Small and Midcap Biotech
• Specialty Pharmaceuticals	• Multimedia Entertainment & e-Commerce
• Financial Products
• Gaming & Lodging and Interactive Market Services
• Lifestyles/ Sports Retailers
• Restaurants
• Retail: Hardlines & Broadlines
• Retail: Specialty
Software & Services • Applications • Communications & Applications • Infrastructure • Security & Enterprise Content Management • Electronic Supply Chain • Information & Financial Technology Services
Media & Telecom
• Internet & Media: China
• Internet Services & Publishing
• Media & Broadcasting
• Telecom Services:
Alternative & Specialty
• Telecom Services: Wirelines & Wireless
• Telecom Services: International Wireline & Wireless Carriers

In addition, our research analysts publish research in other areas that we believe demonstrate potential for high growth, such as energy, including alternative energy, and the industrial growth sector, which currently includes the following industry components: Applied Technologies, Autos/ Automotive Technologies, Defense & Security and Industrial Services.
Equity Research by Sector
(based on number of companies covered as of March 31, 2006)
   Our research analysts analyze major trends, publish original research on new areas of growth, provide fundamental, company-specific coverage and work with our institutional clients to identify and evaluate public equity investment opportunities. They periodically publish comprehensive “white-paper” studies of an industry or a long-term investment theme. Our research analysts provide insightful analysis and commentary on growth companies in the technology, healthcare and consumer sectors, as well as detailed primary research on the most attractive investment opportunities in those sectors.
   Our equity research group annually hosts several conferences targeting growth companies and investors, including our Technology Conference, Internet Conference, Healthcare Conference and Consumer Conference. We use these specialized events to showcase innovative and exciting companies to institutional investors focused on investing in these growth sectors. We believe that our conferences represent an important industry event for senior corporate officers and investment decision makers and that these conferences differentiate us from smaller investment banks that may lack the relationships and resources to host a broadly attended industry event.
   We believe it is important to promote research analysts from within our firm. Many of our analysts published their first research report at our firm. Typically, we recruit associates with significant existing industry and technical expertise and train them to become research professionals.
   As of March 31, 2006, we had 36 publishing research analysts covering approximately 525 companies, with each analyst covering an average of 15 companies. During the period from January 2002 through March 31, 2006, we increased the number of companies under our research coverage by more than 44%, while during the same period many of our competitors significantly reduced the number of companies covered.
   We have been able to increase our coverage primarily due to our ability to provide research in a cost-effective manner, a strong training program and our ability to successfully retain talented senior professionals. We plan to further enhance our research capabilities in 2006 through our office in Mumbai, India.

Asset Management
   Our asset management division is divided into two principal units: private equity and distribution management.
   Private Equity. We manage three groups of investment funds in our private equity group:

•	Thomas Weisel Global Growth Partners consists of a fund of funds for private equity investments with a capital commitment of $287.6 million and a fund for secondary private equity investments with a capital commitment of $130.9 million. These funds were formed in 2000 and 2002, respectively. As of March 31, 2006, the total amount that has been invested by these funds was $332.1 million.

•	Thomas Weisel Venture Partners is a venture capital fund that invests in information technology companies, particularly in the broadly defined software and communications industries. The fund was formed in 2000 with an original capital commitment of approximately $252.5 million, $163.2 million of which has been invested as of March 31, 2006.

•	Thomas Weisel Healthcare Venture Partners is a healthcare venture capital fund that invests in the emerging life sciences and medical technology sectors. The fund was formed in 2003 with an original capital commitment of approximately $121.8 million, $52 million of which has been invested as of March 31, 2006. We have entered into an agreement with Kearny Street Capital, LLC, a third-party venture capital management company owned and controlled by three of our former employees, to provide sub-advisory management services to Thomas Weisel Healthcare Venture Partners.
   We have also historically managed Thomas Weisel Capital Partners, L.P., or TWCP, which was formed in 1999 with an original capital commitment of approximately $1.3 billion. From March 2004 to November 2005, TWCP was managed by our affiliate Tailwind Capital Partners LLC, or Tailwind. In November 2005, we completed a transaction through which a new general partner, owned by the senior managers of TWCP, assumed responsibility for the management of TWCP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenues — Asset Management”.
   We believe our industry knowledge and experience within our target sectors, along with our network of business relationships, enable us to identify attractive investment opportunities in these sectors and to attract potential investors to our funds. We are currently in the process of sponsoring and raising follow-on or new private equity funds and expect to continue to do so in the future.
   Distribution Management. Distribution management actively manages securities distributions for private equity and venture capital fund investors. We seek to enhance the returns realized by these investors from distributions made from private equity and venture capital funds. Our target distribution management clients are large, sophisticated institutions for which we create customized solutions for centralized stock distribution services, including dedicated portfolio management, execution, consolidated reporting and administrative support.
Competition
   As an investment bank, all aspects of our business are intensely competitive. Our competitors are other brokerage firms, investment banking firms, merchant banks and financial advisory firms. We compete with some of our competitors nationally and with others on a regional, product or business line basis. Many of our competitors have substantially greater capital and resources than we do and offer a broader range of financial products. We believe that the principal factors affecting competition in our business include client relationships, reputation, the abilities of our professionals, market focus and the relative quality and price of our services and products.

   In recent years there has been substantial consolidation and convergence among companies in the financial services industry. Legislative and regulatory changes in the United States have allowed commercial banks to enter businesses previously limited to investment banks, and a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or merged with other financial institutions. This trend toward consolidation and convergence has significantly increased the capital base and geographic reach of many of our competitors. Many of our competitors have the ability to offer a wider range of products and services that may enhance their competitive position. They may also have the ability to support investment banking and securities products and services with commercial banking, insurance and other financial services capabilities in an effort to gain market share, which could result in pricing pressure in our businesses.
   We have experienced intense price competition in some of our businesses, in particular discounts in large block trades and trading commissions and spreads. The ability to execute trades electronically, through the Internet and through other alternative trading systems, has increased the pressure on trading commissions and spreads. We believe that this trend toward alternative trading systems will continue. In addition, the trend, particularly in the equity underwriting business, toward multiple book runners and co-managers has increased the competitive pressure in the investment banking industry, and may lead to lower average transaction fees. We may experience competitive pressures in these and other areas in the future as some of our competitors seek to increase market share by reducing prices.
   As we expand our asset management business, we face competition both in the pursuit of investors for our investment funds and in the identification and completion of investments in attractive portfolio companies. We compete for individual and institutional clients on the basis of price, the range of products we offer, the quality of our services, financial resources and product and service innovation. We may be competing with other investors and corporate buyers for the investments that we make.
   Competition is also intense for the recruitment and retention of qualified professionals. Our ability to continue to compete effectively in our businesses will depend upon our continued ability to attract new professionals and retain and motivate our existing professionals.
Regulation
   Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and elsewhere. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. In the United States, the Securities and Exchange Commission, or SEC, is the federal agency responsible for the administration of the federal securities laws. Thomas Weisel Partners LLC, our wholly-owned subsidiary, is registered as a broker-dealer with the SEC and the National Association of Securities Dealers, Inc., or NASD, and in all 50 states and the District of Columbia. Accordingly, Thomas Weisel Partners LLC is subject to regulation and oversight by the SEC and the NASD, a self-regulatory organization which is itself subject to oversight by the SEC and which adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including Thomas Weisel Partners LLC. State securities regulators also have regulatory or oversight authority over Thomas Weisel Partners LLC. In addition, Thomas Weisel Partners LLC and several other wholly-owned subsidiaries of ours, including Thomas Weisel Capital Management LLC, Thomas Weisel Asset Management LLC and Thomas Weisel Global Growth Partners LLC, are registered as investment advisers with the SEC and subject to regulation and oversight by the SEC. Thomas Weisel Partners LLC is also a member of, and subject to regulation by, the New York Stock Exchange, or NYSE, the American Stock Exchange and the Pacific Exchange. Thomas Weisel Partners LLC is also registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures

Association. Thomas Weisel Partners International Limited, our registered U.K. broker-dealer subsidiary, is subject to regulation by the Financial Services Authority in the United Kingdom. Thomas Weisel International Private Limited, our broker-dealer branch office in India, is subject to the oversight of Indian regulatory authorities. Our business may also be subject to regulation by non-U.S. governmental and regulatory bodies and self-regulatory authorities in other countries where we operate.
   Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, record-keeping, the financing of customers’ purchases and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of various self-regulatory organizations, Thomas Weisel Partners LLC is subject to the SEC’s uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of its assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC’s uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. The SEC has adopted rule amendments that establish alternative net capital requirements for broker-dealers that are part of a consolidated supervised entity. As a condition to its use of the alternative method, a broker-dealer’s ultimate holding company and affiliates (referred to collectively as a consolidated supervised entity) must consent to group-wide supervision and examination by the SEC. If we elect to become subject to the SEC’s group-wide supervision, we will be required to report to the SEC computations of our capital adequacy.
   The research areas of investment banks have been and remain the subject of increased regulatory scrutiny. In 2002 and 2003, acting in part pursuant to a mandate contained in the Sarbanes-Oxley Act of 2002, the SEC, the NYSE, and the NASD adopted rules imposing heightened restrictions on the interaction between equity research analysts and investment banking personnel at member securities firms. In addition, in 2003 and 2004, several securities firms in the United States, including Thomas Weisel Partners LLC, reached a settlement with certain federal and state securities regulators and self-regulatory organizations to resolve investigations into their equity research analysts’ alleged conflicts of interest. Under this settlement, the firms have been subject to certain restrictions and undertakings. As part of this settlement, restrictions have been imposed on the interaction between research and investment banking departments, and these securities firms are required to fund the provision of independent research to their customers. In connection with the research settlement, the firm has also subscribed to a voluntary initiative imposing restrictions on the allocation of shares in initial public offerings to executives and directors of public companies. The SEC has proposed amendments to Regulation M that would further affect the manner in which securities are distributed and allocated in registered public offerings, and the NASD has proposed similar rulemaking in this area. We cannot fully predict the practical effect that such restrictions or measures will have on our business, and the SEC, the NYSE and the NASD may adopt additional and more stringent rules with respect to offering procedures and the management of conflicts of interest in the future.
   The SEC staff has conducted studies with respect to soft dollar practices in the brokerage and asset management industries. In October 2005, the SEC proposed interpretive guidance regarding the scope of permitted brokerage and research services in connection with soft dollar practices. The SEC staff has indicated that it is considering additional rulemaking in this area, and we cannot predict the effect that additional rulemaking may have on our asset management or brokerage business.
   The effort to combat money laundering and terrorist financing is a priority in governmental policy with respect to financial institutions. The USA PATRIOT Act of 2001 contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the USA PATRIOT Act of 2001 seeks to promote the identification of parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside the United States contain some similar provisions. The obligation of financial institutions, including us, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, has required the implementation and maintenance of internal practices, procedures and controls which have increased, and may continue to increase, our costs, and any failure with respect to our programs in this area could subject us to serious regulatory consequences, including substantial fines, and potentially other liabilities.
   In addition to U.S. federal regulation, certain of our businesses are subject to compliance with laws and regulations of U.S. state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.
   Additional legislation, changes in rules promulgated by the SEC and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect the mode of our operation and profitability.
   U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. Occasionally, our subsidiaries have been subject to investigations and proceedings, and sanctions have been imposed for infractions of various regulations relating to our activities. For example, in 2004, we agreed to pay a total of $12.5 million as part of the global settlement to resolve investigations into equity research analysts’ alleged conflicts of interest. More recently, in March 2005, we agreed to pay a total of $1.75 million to settle charges by the NASD regarding alleged improper allocation practices in initial public offerings and alleged failure to retain emails.
Legal Proceedings
   We are involved in a number of judicial, regulatory and arbitration matters arising in connection with our business, including those listed below. The outcome of matters in which we are involved cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our financial condition, results of operations and cash flows. We may in the future become involved in additional litigation in the ordinary course of our business, including litigation that could be material to our business.
   In accordance with SFAS No. 5, Accounting for Contingencies, we review the need for any loss contingency reserves and establish reserves when it is probable that a matter would result in liability and the amount of loss, if any, can be reasonably estimated. Generally, with respect to matters we are involved in, in view of the inherent difficulty of predicting the outcome of these matters, particularly in cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve is established until that time.
   In re Initial Public Offering Securities Litigation. We are a defendant in several purported class actions brought against numerous underwriters in connection with certain initial public offerings in 1999 and 2000. These cases have been consolidated in the United States District Court for the Southern District of New York and generally allege that underwriters accepted undisclosed compensation in connection with the offerings, entered into arrangements designed to influence the price at which the shares traded in the aftermarket and improperly allocated shares in these offerings. The actions allege violations of federal securities laws and seek unspecified damages. Of the 310 issuers named in these cases, we acted as a co-lead manager in one offering, a co-manager in 32 offerings, and as a syndicate member in 10 offerings. We have denied liability in connection with these matters. On June 10, 2004, plaintiffs entered into a definitive settlement agreement with respect to their claims against the issuer defendants and the issuers’ present or former officers and directors named in the lawsuits. On June 14, 2004, those parties jointly moved for approval of the proposed settlement. By a decision dated October 13, 2004, the federal district court granted plaintiffs’ motion for class certification, and the underwriter defendants have petitioned the U.S. Court of Appeals for the Second Circuit to review that certification decision. The Second Circuit has granted that petition, and appellate briefing is underway. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to us.
   Research Matters. During 2004, we entered into a settlement with the SEC, NYSE, NASD and various state securities regulators to resolve charges that a portion of our research was improperly influenced in order to obtain investment banking business in violation of federal or state securities law. During the year ended December 31, 2004, we settled the matter with the various regulators for a total of $10 million in fines and disgorgement and $2.5 million for the provision of independent research over a five-year period. These settlement amounts had been previously accrued during the year ended December 31, 2002. Additionally, in 2004, we escrowed $1.25 million to pay costs associated with an independent consultant to procure the independent research noted above. Such costs will be expensed as they are incurred. On February 14, 2006, Newline Corporate Name Ltd. (UK), a member of the syndicate that underwrote our investment banking errors and omissions insurance policy, filed a complaint seeking declaratory relief regarding insurance obligations in connection with this settlement and seeking repayment of approximately $3.8 million of amounts previously disbursed to us in connection with this settlement. We believe we have meritorious defenses to these actions and intend to vigorously defend against them.
   In re Friedman’s Inc. Securities Litigation. In September 2003, we acted as lead manager on a follow-on offering of common stock of Friedman’s Inc. Plaintiffs have filed a purported class action suit against Friedman’s and its directors, senior officers and outside accountant as well as Friedman’s underwriters, including us, in the United States District Court for the Northern District of Georgia, alleging that the registration statement for the offering and a previous registration statement dated February 2, 2002 were fraudulent and materially misleading because they overstated revenue and inventory, understated allowances for uncollectible accounts, and failed to properly account for impairment of a particular investment. Friedman’s is currently operating its business in bankruptcy. We have denied liability in connection with this matter. A consolidated amended complaint has been filed in this matter. On September 7, 2005, the court denied the underwriters’ motion to dismiss. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to us.
   In re Tellium, Inc. Securities Litigation. We are a defendant in a purported class action litigation brought in connection with Tellium, Inc.’s initial public offering in May 2001. The most recent amended complaint, filed in the United States District Court for the District of New Jersey,

alleges claims for securities fraud against Tellium and certain of its directors and senior officers as well as Tellium’s underwriters, including us and one of our former employees. We have denied liability in connection with this matter. On June 30, 2005, the court entered an order that dismissed all of the claims against us and our former employee, except for a claim limited to an alleged misstatement in the registration statement relating to the relationship between Tellium and one of its customers. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to us.
   In re AirGate PCS, Inc. Securities Litigation. We are a defendant in a purported class action litigation brought in connection with a secondary offering of AirGate PCS, Inc. in December 2001. The complaint, filed in the United States District Court for the Northern District of Georgia on May 17, 2002, alleges violations of federal securities laws against AirGate and certain of its directors and officers as well as AirGate’s underwriters, including us, based on alleged misstatements and omissions in the registration statement. The underwriters’ motion to dismiss was granted by the court in September 2005. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to us should these claims be reasserted.
   In re First Horizon Pharmaceutical Corporation Securities Litigation. We are a defendant in a purported class action litigation brought in connection with a secondary offering of First Horizon Pharmaceutical Corporation in April 2002. The consolidated amended complaint, filed in the United States District Court for the Northern District of Georgia on September 2, 2003, alleges violations of federal securities laws against First Horizon and certain of its directors and officers as well as First Horizon’s underwriters, including us, based on alleged false and misleading statements in the registration statement and other documents. The underwriters’ motion to dismiss was granted by the court in September 2004. The plaintiffs have appealed to the United States Court of Appeals for the 11th Circuit. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to us.
   In re Merix Securities Litigation. We are a defendant in a purported class action suit brought in connection with an offering involving Merix Corporation in which we served as co-lead manager for Merix. Plaintiffs have filed suit against Merix and certain of its directors and senior officers as well as Merix’s underwriters, alleging false and misleading statements in the registration statement. On September 15, 2005, the United States District Court for the District of Oregon entered an order dismissing all claims against the underwriter defendants, including us, and the Merix defendants. A portion of the claim under Section 12(a)(2) of the Securities Exchange Act of 1934 was dismissed with prejudice, and the remainder of that claim and the Section 11 claim were dismissed with leave to re-file. Plaintiffs have subsequently filed an amended complaint. We have denied liability in connection with this matter. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to us.
   Borghetti v. Campus Pipeline. A putative shareholder derivative action was brought in the Third Judicial District Court in Salt Lake County, Utah on October 5, 2004 against Campus Pipeline in connection with a sell-side mergers and acquisitions engagement in which we acted as a financial advisor to Campus Pipeline. Plaintiffs alleged breach of fiduciary duty, fraud and similar related claims against Campus Pipeline’s directors, officers, attorneys and us. On May 3, 2005, the court granted in part and denied in part our motion to dismiss, dismissing all claims against us except the breach of fiduciary duty claim. We have denied liability in connection with this matter. We believe we have meritorious defenses to these actions and intend to vigorously defend such actions as they apply to us.
   IRS Information Requests Relating to Tax Products. We have received requests for information from the Internal Revenue Service, or IRS, regarding our referrals of clients to a third-party provider of tax products in 1999, 2000 and 2001. We have cooperated with these requests and believe to have complied with all material regulatory requirements as a referring party. The IRS has recently extended offers of settlement to promoters and organizers of similar tax planning products. We have also received one of these offers of settlement, which contains a methodology for potential resolution of this matter, but we continue to believe that we were a referring party and not a promoter or organizer of these tax products. However, if the IRS subsequently charges that these products were “tax shelters” and that we were required to make certain disclosures and registrations as a promoter or organizer of these tax products, we could be liable for monetary penalties. We believe we have substantial support for our position and intend to vigorously defend against any alleged penalties should they be assessed.
   In re Leadis Technology, Inc. Securities Litigation. We have been a defendant in a purported class action litigation brought in connection with Leadis Technology, Inc.’s initial public offering in June 2004. The consolidated complaint, filed in the United States District Court for the Northern District of California on August 8, 2005, alleged violations of federal securities laws against Leadis and certain of its directors and officers as well as the company’s underwriters, including us, based on alleged misstatements and omissions in the registration statement. On March 1, 2006 the complaint against us in this matter was dismissed by the court with prejudice. Subsequently, on March 28, 2006, the plaintiffs in this matter appealed the dismissal.
Employees
   As of March 31, 2006 we employed 533 persons on a full-time basis. None of our employees is represented by collective bargaining agreements. We have not experienced any work stoppages and believe our relationship with our employees to be good.
Properties
   We occupy six main offices, with two located in San Francisco, California, one in Silicon Valley, one in New York, New York, one in Boston, Massachusetts and one in Mumbai, India, all of which are leased. Our headquarters are located at One Montgomery Street, San Francisco, California, and comprise approximately 67,200 square feet of leased space, pursuant to lease agreements expiring in 2015. We also lease approximately 71,900 square feet of space at 88 Kearny Street in San Francisco (of which approximately 31,400 square feet have been subleased to others) pursuant to lease agreements expiring in 2010 and 2012. In Silicon Valley, we sublease approximately 6,300 square feet at 1950 University Avenue in East Palo Alto, California pursuant to a sublease agreement expiring in 2009. In New York, we lease approximately 73,300 square feet at 390 Park Avenue (of which approximately 20,400 square feet have been subleased to others) pursuant to lease agreements expiring in 2010 and 2016. Our Boston office is located at Two International Place and consists of approximately 19,100 square feet of leased space (of which approximately 3,800 square feet have been subleased to others) pursuant to a lease agreement expiring in 2010. We lease approximately 4,745 square feet of space at Free Press Journal Marg, 215, Nariman Point in Mumbai, India pursuant to lease agreements expiring in 2008. We do not anticipate a need for additional office space in the near term.

MANAGEMENT
Board of Directors and Executive Officers
   Set forth below is information concerning our board of directors and executive officers. Each director will hold office until our next annual meeting of stockholders in 2007 and until a successor has been duly elected and qualified. Executive officers are appointed by and serve at the discretion of our board of directors. A brief biography of each director and executive officer follows.

Name	Age	Position

Thomas W. Weisel	65	Director, Chairman and Chief Executive Officer
B. Kipling Hagopian	64	Director
Timothy A. Koogle	54	Director
Michael G. McCaffery	52	Director
Timothy J. Heekin	49	Co-Director of Trading
Blake J. Jorgensen	46	Chief Operating Officer and Co-Director of Investment Banking
Robert W. Kitts	47	Co-Director of Investment Banking and Co-Director of East Coast Operations
Mark Manson	55	Director of Research and Co-Director of East Coast Operations
Paul C. Slivon	48	Director of Institutional Sales
David A. Baylor	46	Chief Administrative Officer
Mark P. Fisher	36	General Counsel
Robert K. West	46	Chief Financial Officer
   Thomas W. Weisel has served as our Chairman and Chief Executive Officer since October 1998 and has been a director of Thomas Weisel Partners Group, Inc. since October 2005. Prior to founding Thomas Weisel Partners, Mr. Weisel was Chairman and Chief Executive Officer of Montgomery Securities, an investment banking and financial services firm, from 1978 until September 1998. Mr. Weisel also founded and served as President of Montgomery Sports, now known as Tailwind Sports. Mr. Weisel received a bachelor of arts degree from Stanford University and an M.B.A. from Harvard Business School.
   B. Kipling Hagopian has been a director of Thomas Weisel Partners Group, Inc. since January 2006. Mr. Hagopian was a founder of Brentwood Associates, a venture capital investment company, and was a general partner of all of the funds started by Brentwood Associates from inception in 1972 until 1989. He was a General Partner of Brentwood Associates until 1996. He has been a Special Limited Partner of each of the five Brentwood funds started since 1989, and is a Special Advisory Partner to Redpoint Ventures I which is a successor to Brentwood Associates’ information technology funds. Mr. Hagopian is also Chairman and President of Segue Productions, a feature film production company, and a Managing Director of Apple Oaks Partners LLC, a private investment company which manages his own capital and the capital of one other individual. Mr. Hagopian serves on the board of directors of Maxim Integrated Products, a semiconductor company. Mr. Hagopian holds a bachelor of arts degree and an M.B.A., both from the University of California, Los Angeles.
   Timothy A. Koogle has been a director of Thomas Weisel Partners Group, Inc. since January 2006. In 1978, Mr. Koogle founded Phase 2, Inc., which was sold to Motorola, Inc. in 1981. Mr. Koogle served in a number of executive management positions with Motorola, Inc. between 1981 and 1990. He was President of Intermec Corporation and Corporate Vice President of its parent company, Western Atlas/ Litton, a multinational technology company from 1990 to 1995. Mr. Koogle was the founding Chief Executive Officer of Yahoo! Inc. from July 1995 to May 2001 and Chairman of the Board of Directors of Yahoo! Inc. from 1999 to 2001. Mr. Koogle served as

Vice Chairman and Director of Yahoo! Inc. from May 2001 to August 2003. He is currently a private venture investor engaged in the formation and growth of early stage technology companies. He is also founder and Chief Executive Officer of Serendipity Land Holdings, LLC, a private land development company and the Managing Director of The Koogle Foundation, a private philanthropic organization focused on the education of underprivileged youth. Mr. Koogle holds a bachelor of science degree from the University of Virginia and M.S. and D. Engr. degrees in mechanical engineering from Stanford University.
   Michael G. McCaffery has been a director of Thomas Weisel Partners Group, Inc. since January 2006. Mr. McCaffery has been President and Chief Executive Officer of Stanford Management Company, a division of Stanford University that manages the university’s financial and real estate assets, since September 2000. Mr. McCaffery has announced plans to resign from his position with Stanford Management Company upon the appointment of his successor. On May 2, 2006, Stanford University announced that Mr. McCaffery’s successor would assume the position of Chief Executive Officer of Stanford Management Company on June 26, 2006. Prior to joining Stanford Management Company, Mr. McCaffery spent twelve years at Robertson Stephens & Company Group, L.L.C., an investment banking firm. Mr. McCaffery served as President and Chief Executive Officer from January 1993 to December 1999, and served as Chairman from January 2000 to December 2000. Mr. McCaffery is a director of KB Home and a trustee of RS Investment. Mr. McCaffery received a bachelor of arts degree from Princeton University and an M.B.A. from Stanford Business School. He also holds a B.A. Honours and an M.A. as a Rhodes Scholar from Merton College at Oxford University.
   Timothy J. Heekin has served as our Co-Director of Trading since June 2005, and previously served as our Director of Trading beginning in January 1999. Prior to joining Thomas Weisel Partners, Mr. Heekin worked at Salomon Brothers, an investment banking and financial services firm, beginning in 1987 and served as Managing Director beginning in 1994 and Head of Global Equity Trading from 1996 until 1999. Mr. Heekin previously worked at Prudential Bache and Kidder Peabody. Mr. Heekin received a bachelor of arts degree from Hobart College.
   Blake J. Jorgensen has served as our Chief Operating Officer and Co-Director of Investment Banking since January 2002. From October 1998 until January 2002, Mr. Jorgensen was a Partner and Director of Private Placements at Thomas Weisel Partners. Prior to joining Thomas Weisel Partners, Mr. Jorgensen served as Managing Director and Principal in the Corporate Finance Department at Montgomery Securities from December 1996 until September 1998. Previously, Mr. Jorgensen was a management consultant at MAC Group/ Gemini Consulting and Marakon Associates. Mr. Jorgensen received a bachelor of arts degree from Stanford University and an M.B.A. from Harvard Business School.
   Robert W. Kitts has served as our Co-Director of Investment Banking and Co-Director of East Coast Operations since February 2004, and previously served as a Partner and Co-Director of Mergers & Acquisitions at Thomas Weisel Partners beginning in September 2000. Prior to joining Thomas Weisel Partners, Mr. Kitts spent sixteen years at Morgan Stanley Dean Witter and Gleacher & Co., most recently as Head of the Mergers & Acquisitions Department’s Business Development Group and Co-Head of the Financial Sponsors Group at Morgan Stanley. Mr. Kitts received a bachelor of business administration degree from Pace University and an M.B.A. from Harvard Business School.
   Mark Manson has served as our Director of Research and Co-Director of East Coast Operations since April 2001. Prior to joining Thomas Weisel Partners, Mr. Manson worked within Equity Research at Donaldson, Lufkin & Jenrette Securities Corporation from 1982 to 2000, for 15 years as a Research Analyst and for three years in Research Management, ultimately in the position of Global Head of Equity Research. Mr. Manson also served as Deputy Global Head of Equity Research at Credit Suisse First Boston, an investment banking and financial service firm, from November 2000 until April 2001. Mr. Manson received a bachelor of arts degree from the

University of Toronto, an M.F.A. degree from the University of Alberta and an M.B.A. from Yale University.
   Paul C. Slivon has served as our Director of Institutional Sales since May 2001. Prior to joining Thomas Weisel Partners as a Partner in Institutional Sales in January 1999, Mr. Slivon served as Managing Director of Institutional Sales at Robertson Stephens & Company Group, L.L.C., an investment banking and financial services firm, from January 1993 until January 1999. Previously, Mr. Slivon was Senior Vice President of Kemper Securities. Mr. Slivon received a bachelor of arts degree from Amherst College and an M.B.A. from the University of California, Los Angeles.
   David A. Baylor has served as our Chief Administrative Officer since January 2004 and as our General Counsel from October 1998 until March 2004. Prior to joining Thomas Weisel Partners, Mr. Baylor served as Managing Director of Legal and Regulatory Affairs at Montgomery Securities. Previously, Mr. Baylor practiced corporate and securities law at Howard, Rice, Nemerovski, Canady, Falk & Rabkin and was a law clerk to the Chief Judge of the United States Court of Appeals for the Tenth Circuit. Mr. Baylor received a bachelor of science degree from Arizona State University and a J.D. from the University of California, Berkeley.
   Mark P. Fisher has served as our General Counsel since May 2005. Prior to joining Thomas Weisel Partners, Mr. Fisher practiced corporate and securities law at Sullivan & Cromwell LLP from January 1998 until May 2005. Mr. Fisher received a bachelor of arts degree from Stanford University, a J.D. from Harvard Law School and a Ph.D. in Economics from the University of Chicago.
   Robert K. West has served as our Chief Financial Officer since March 2001. Prior to joining Thomas Weisel Partners, Mr. West served as Managing Director and Global Controller at Barclays Global Investors, an investment firm, from November 1997 until March 2001. Previously Mr. West worked at Salomon Brothers, an investment banking and financial services firm, beginning in February 1989, including serving as Vice President and Global Equity Business Line Controller of the firm from June 1996 to October 1997. Mr. West received a bachelor of science degree from Miami University and is a certified public accountant.
   There are no family relationships among any of our directors and executive officers. There are no contractual obligations regarding election of our directors, except that, as noted below under “— Employment Agreements — CEO Employment Agreement”, we have agreed with Mr. Weisel in his employment agreement to take all reasonable action to cause him to be appointed or elected to our board of directors during his employment with us.
Board Composition
   Our board consists of four members: Messrs. Weisel, Hagopian, Koogle and McCaffery. Each of Messrs. Hagopian, Koogle and McCaffery, the majority of the members on our board, meet the independence requirements of the applicable rules of The Nasdaq Stock Market.
Director Compensation
   Our policy is not to pay additional compensation for service on our board to directors who are also our employees. Each of our directors who is not one of our employees received a grant of 10,614 restricted stock units at the completion of our initial public offering and will also receive an annual retainer of approximately $75,000, of which 50% or more will be paid in equity awards (at the discretion of each director), for service on our board of directors. All or a portion of the equity awards may be subject to vesting requirements. The chairperson of the Audit Committee will receive additional annual compensation of approximately $25,000, which will be paid in either cash or equity awards at his or her election. Our non-employee directors may be reimbursed for reasonable out-of-pocket expenses incurred in connection with their service on our board of directors and its committees. Additional compensation may be paid to non-employee directors in connection with additional committee service. Compensation of non-employee directors is subject to change following the annual review of our policy by the Compensation Committee.
Board Committees
   Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has a separately designated standing Audit Committee, Compensation Committee and Corporate Governance and Nominations Committee, and from time to time establishes other committees to facilitate the management of our business.

Audit Committee
   The Audit Committee is comprised of three independent directors, who currently are Messrs. McCaffery, Hagopian and Koogle, in compliance with the applicable rules of the SEC and The Nasdaq Stock Market. Mr. McCaffery is the Chairman of the Audit Committee. Our board of directors has determined that Mr. McCaffery is an audit committee financial expert within the meaning of the rules of the SEC. The Audit Committee reviews and reports to the board of directors on the internal accounting and financial controls for us and on the accounting principles and auditing practices and procedures to be employed in preparation and review of our financial statements. The Audit Committee is also responsible for the engagement and oversight of independent auditors, the scope of the audit to be undertaken by such auditors and the pre-approval of any audit and permitted non-audit services provided by such auditors.

Compensation Committee
   The Compensation Committee is comprised of three independent directors, who currently are Messrs. Koogle, Hagopian and McCaffery, in compliance with the applicable rules of The Nasdaq Stock Market. Mr. Koogle is the Chairman of the Compensation Committee. The Compensation Committee reviews and, as it deems appropriate, recommends to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees, including the determination in its discretion of the amount of annual bonuses, if any, for our partners and other professionals, and the establishment and administration of employee benefit plans. The Compensation Committee exercises all authority under our employee equity incentive plans and advises and consults with our officers as may be requested regarding managerial personnel policies. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance and Nominations Committee
   The Corporate Governance and Nominations Committee is comprised of three independent directors, who currently are Messrs. Hagopian, Koogle and McCaffery, in compliance with the applicable rules of The Nasdaq Stock Market. Mr. Hagopian is the Chairman of the Corporate Governance and Nominations Committee. The Corporate Governance and Nominations Committee identifies and recommends nominees to our board of directors and oversee compliance with our corporate governance guidelines.
   A holder of our common stock may nominate an individual for election to our Board of Directors in the manner set forth in, and in accordance with the provisions of, our By-Laws. Under Section 1.11(b) of our By-Laws, as a general matter in order for a nomination to be properly brought before the annual meeting of our stockholders to be held in 2007, notice of a nomination must be delivered to our corporate Secretary before the later of (1) ninety days prior to the date of our 2007 annual meeting and (2) the tenth day following the date on which we first publicly announce the date of our 2007 annual meeting. In any notice of nomination, the nominating stockholder must include a statement in writing setting forth (i) the name of the person or persons to be nominated, (ii) the number and class of all shares of each class of our capital stock owned of record and beneficially by the nominee, (iii) the information regarding the nominee required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC, (iv) the nominee’s signed consent to serve as a director if elected, (v) the nominating stockholder’s name and address and (vi) the number and class of all shares of each class of our capital stock owned of record and beneficially by the nominating stockholder.
Compensation Committee Interlocks and Insider Participation
   None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. The Compensation Committee reviews and approves the compensation and benefits for our executive officers, administers our employee benefit plans and makes recommendations to our board of directors regarding such matters.
   Prior to our recent initial public offering, we have had no compensation committee and the compensation of our executive officers has been determined by our Executive Committee.
Executive Compensation
   The following table sets forth information regarding the compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers, collectively referred to as the “named executive officers” in this prospectus, during our fiscal years ended December 31, 2004 and 2005, as well as interest paid to these individuals on partner’s capital and the participation of these individuals in the operating proceeds of Thomas Weisel Partners Group LLC during each year.
2004 AND 2005 COMPENSATION INFORMATION

				Interest Paid on
				Partner’s Capital
				and Participation
				in Operating
				Proceeds of
				Thomas Weisel
			All Other	Partners Group
Name and Principal Position	Salary	Bonus(a)	Compensation(b)	LLC(c)

Thomas W. Weisel
2004: Chairman of the Executive Committee and Chief Executive Officer	$200,000	—	$290,296	$3,210,145
2005: Director, Chairman and Chief Executive Officer	$200,000	—	$407,339	$355,367
Timothy J. Heekin
2004: Director of Trading	$200,000	$200,000	$16,416	$725,019
2005: Co-Director of Trading	$200,000	$275,000	$18,292	$80,083
Blake J. Jorgensen
2004: Chief Operating Officer and Co-Director of Investment Banking	$200,000	$200,000	$12,161	$720,872
2005: Chief Operating Officer and Co-Director of Investment Banking	$200,000	$275,000	$18,292	$80,083
Robert W. Kitts
2004: Co-Director of Investment Banking and Co-Director of East Coast Operations	$300,000	$200,000	$11,575	$362,508
2005: Co-Director of Investment Banking and Co-Director of East Coast Operations	$400,000	$570,000	$591,297	$47,883
Paul C. Slivon
2004: Director of Institutional Sales	$200,000	$125,000	$16,001	$722,644
2005: Director of Institutional Sales	$200,000	$275,000	$20,577	$80,083

(a)	A portion of the 2004 bonus was paid in January 2005. A portion of the 2005 bonus was paid in January 2006.

(b)	For 2004, includes term life insurance premium, medical, dental and vision plan premiums and long-term/short-term disability insurance premiums of: Mr. Weisel — $60, $13,260 and $1,580; Mr. Heekin — $60, $13,260 and $3,096; Mr. Jorgensen — $60, $9,465 and $2,635; Mr. Kitts — $60, $9,100 and $2,416; and Mr. Slivon — $60, $13,260 and $2,680. All other compensation for Mr. Weisel in 2004 also includes our incremental costs of $275,395 attributable to personal office services provided by us to Mr. Weisel during that year. See “Certain Relationships and Related Transactions — Relationships with Our Directors and Executive Officers” for additional information.

For 2005, includes term life insurance premium, medical, dental and vision plan premiums and long-term/short-term disability insurance premiums of: Mr. Weisel — $60, $16,745 and $880; Mr. Heekin — $60, $17,353 and $880; Mr. Jorgensen — $60, $17,353 and $880; Mr. Kitts — $60, $10,087 and $926; and Mr. Slivon — $60, $19,638 and $880. All other compensation for Mr. Weisel in 2005 also includes our incremental costs of $389,655 attributable to personal office services provided by us to Mr. Weisel during that year. All other compensation for Mr. Kitts in 2005 also includes loan forgiveness in the amount of $580,225.

(c)	For 2004, represents interest paid to each named executive officer on partner’s capital and direct or indirect share of the operating proceeds of Thomas Weisel Partners Group LLC allocable to each named executive officer: Mr. Weisel — $242,737 and $2,967,408; Mr. Heekin — $56,307 and $668,712; Mr. Jorgensen — $52,160 and $668,712; Mr. Kitts — $28,153 and $334,355; and Mr. Slivon — $53,932 and $668,712.

For 2005, represents interest paid to each named executive officer on partner’s capital: Mr. Weisel — $355,367; Mr. Heekin — $80,083; Mr. Jorgensen — $80,083; Mr. Kitts — $47,883; and Mr. Slivon — $80,083.
   During 2004 and 2005, we made available tax preparation services to substantially all of our partners, including the named executive officers. In each case, the incremental cost to us was less than $50,000. Aggregate compensation paid to our other key employees who are not executive officers may exceed that paid to the named executive officers.
Key Employee Insurance Policies
   We have purchased life insurance policies with respect to Mr. Weisel, our founder, Chairman and Chief Executive Officer, in order to protect us from economic losses that could result from his death. The aggregate amount of the policies is $50 million.
Employment Agreements

CEO Employment Agreement
   We have entered into an employment agreement with Mr. Weisel. The following is a description of the material terms of the employment agreement with Mr. Weisel. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the employment agreement with Mr. Weisel. See “Where You Can Find More Information”.
   Under the agreement, Mr. Weisel will serve as our Chief Executive Officer for an initial term of four years and, following the initial term, his term of employment will be automatically extended for successive two year periods, subject to early termination pursuant to the agreement and unless otherwise agreed in writing by Mr. Weisel and us 90 days prior to the end of such periods. During Mr. Weisel’s employment period, we will take all reasonable action to cause him to be appointed or elected to our board of directors, and to serve as Chairman of our board of directors, subject to applicable laws, rules and regulations and our corporate governance policies and practices.

   Mr. Weisel will be paid an annual base salary of $200,000, payable in semi-monthly installments. The amount of his annual salary is subject to annual review by our Compensation Committee but cannot be decreased. In addition, each year Mr. Weisel may be awarded an annual bonus under our bonus plan for senior executives. Mr. Weisel is also entitled to participate in our group health, dental and life insurance plans, 401(k) savings plan and equity incentive plan, and entitled to vacation benefits, reimbursement of reasonable business expenses, and use of office space, facilities and other support and services on a basis that is at least as favorable as that provided to him on the date of the agreement, subject to periodic review and modification by the Compensation Committee in its sole discretion.
   Under the agreement, either we or Mr. Weisel may terminate his employment with us at any time for any reason, or for no reason, subject to 90 days’ advance written notice in most cases. If Mr. Weisel’s employment is terminated by us without “Cause” (as defined in the agreement) or by Mr. Weisel for “Good Reason” (as defined in the agreement), Mr. Weisel will be entitled to receive: (1) his remaining base salary from the date of termination through the end of the then-existing employment period as well as his accrued compensation and benefits; (2) a bonus payment at least equal to the average of his bonus amounts for the three fiscal years ending before the termination notice is given (together with a pro-rated bonus for any portion of the then-existing employment period served); (3) full vesting of all outstanding stock options, restricted stock units and other equity-based awards, with stock options remaining exercisable for a period of 12 months after the end of his employment (or, if earlier, until they would have expired but for his termination); and (4) continued participation in our employee benefit and welfare plans for 24 months following the date of termination. If Mr. Weisel’s employment is terminated by us for “Cause” or by Mr. Weisel without “Good Reason” or if his employment terminates as a result of his death or disability, Mr. Weisel will be entitled to receive his accrued compensation and benefits.
   In addition, Mr. Weisel has granted us a license to use his name and certain other names in connection with our current and future business and affairs. He is also subject to the noncompetition, nonsolicitation, liquidated damages, transfer of client relationships and confidentiality provisions contained in the partners’ equity agreement described below.

Partner Employment Agreements
   In addition to the employment agreement with Mr. Weisel described above, we entered into an employment agreement with each of our other partners (including each of our other named executive officers). The following are descriptions of the material terms of each partner employment agreement. The terms of each partner employment agreement are identical. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the form of the partner employment agreement. See “Where You Can Find More Information”.
   Each partner employment agreement provides as follows:
   Base Salary. Each partner is paid an annual base salary of $200,000, payable in semi-monthly installments. The amount of each partner’s annual salary is subject to annual review by us. In addition, a partner may be awarded an annual bonus in an amount determined in the sole discretion of the Compensation Committee.
   Benefits. Each partner is entitled to participate in our group health, dental and life insurance plans, 401(k) savings plan and equity incentive plan.
   Termination of Employment. Each partner employment agreement may generally be terminated by either that partner or us on 90 days’ prior written notice, subject to the continuing survival of the noncompetition, nonsolicitation, liquidated damages, transfer of client relationships and confidentiality provisions contained in the partners’ equity agreement described below, to the extent applicable.

Partners’ Equity Agreement
   Persons and Shares Covered. We have entered into a partners’ equity agreement with all of our partners (including each of our named executive officers). The shares covered by the partners’ equity agreement include all shares of our common stock owned by a partner as of the completion of our initial public offering on February 7, 2006 (including through indirect ownership and ownership through affiliated entities) and shares received by that partner (directly or indirectly) in exchange for or in respect of his or her shares of our common stock by reason of stock dividends, stock splits, reverse stock splits, spin-offs, split-ups, recapitalizations, combinations or exchanges of shares, but does not include any restricted stock units awarded to that partner under our equity incentive plan. The shares of our common stock covered by the partners’ equity agreement are referred to as covered shares.
   When a partner ceases to be our employee for any reason other than death or disability, the partner will continue to be bound by all the provisions of the partners’ equity agreement until the partner holds (directly or indirectly) all covered shares free from the transfer restrictions described below and thereafter he or she will no longer be bound, in general, by the provisions other than the continuing provisions of the partners’ equity agreement.
   Transfer Restrictions. Each partner has agreed, among other things, to:

•	except as described below, not transfer, and to maintain sole beneficial ownership of, his or her covered shares for a period of five years after the completion of our initial public offering on February 7, 2006; provided, however, that each partner who, in the reasonable judgment of our Underwritten Offering Committee described below, continues to be actively engaged in our business, may transfer up to one third of his or her covered shares following each of the third and fourth anniversaries of the completion of our initial public offering on February 7, 2006 (including any shares sold in underwritten public offerings during the relevant period);

•	comply with the transfer restrictions relating to the covered shares imposed by the lock-up provisions of the underwriting agreement with respect to this public offering; and

•	comply with other transfer restrictions relating to our shares of common stock when requested to do so by us and comply with our insider trading policies.
   Transfers include, among other things, any disposition of the economic risks of ownership of covered shares, including short sales, option transactions and use of derivative financial instruments or other hedging arrangements with respect to our securities.
   Sales Through Underwritten Public Offerings. Our Underwritten Offering Committee may approve one or more underwritten public offerings to sell covered shares during the transfer restrictions period, subject to the restrictions described below. Each partner who, in the reasonable judgment of our Underwritten Offering Committee, continues to be actively engaged in our business or has suffered a termination of employment resulting from a disability, or the heir or estate of any partner who has died, will be entitled to participate in such an underwritten public offering on a pro rata basis with the covered shares of all other partners so participating, or on a lesser basis at his or her request. Our Underwritten Offering Committee initially consists of Thomas W. Weisel, who chairs the committee, David A. Baylor, our Chief Administrative Officer and Mark P. Fisher, our General Counsel. Approval of an underwritten offering by the committee will require the unanimous approval of the members of the committee. Approval of an underwritten public offering by the committee is subject to the further limitations contained in the partners’ equity agreement, including that in the first year following the completion of our initial public offering on February 7, 2006, we will effect no more than two underwritten public offerings of our common stock for an aggregate number of shares not to exceed 20% of the covered shares as of the completion of this offering. These underwritten public offerings will be subject to any other registration rights that we have granted or may in the future grant. Covered shares will also be subject to any underwriters’ lock-up then in effect.
   In addition, subject to the approval of the Underwritten Offering Committee, our partners will have the right to participate in underwritten offerings effected by us for other purposes, subject to the limitations described above and certain other limitations.
   Our Underwritten Offering Committee may approve requests by a partner to transfer covered shares to certain permitted transferees such as family members or family trusts; provided that these transferees will be subject to the same transfer restrictions under the partners’ equity agreement.
   Sales in Compliance With Rule 144 Under the Securities Act. Consistent with the transfer restrictions described above, and other than in compliance with the exceptions described above, partners generally will not be permitted to transfer covered shares during the five year restriction period following the completion of our recent initial public offering through sales effected in compliance with Rule 144 or otherwise. However, upon a termination of a partner’s employment due to his or her death or disability, such partner or his or her heirs or estate will be permitted to sell covered shares in compliance with Rule 144, regardless of when such termination of employment occurred.
   Compliance with Securities Laws. In addition to the restrictions set forth above, partners will need to comply with applicable securities laws in connection with any transfer of our common stock and may need to deliver an opinion of counsel in connection with any transfer.
   All transfer restrictions applicable to a partner under the partners’ equity agreement terminate upon the death of such partner or upon a change of control involving us.
   Dividends. To the extent dividends are paid on covered shares while the partner remains subject to the transfer restrictions of the partners’ equity agreement, the partner will be entitled to such dividends.
   Voting. Each partner is entitled to full voting rights with respect to his or her covered shares.
   Confidentiality. Each partner is required to protect and use “confidential information” in accordance with the restrictions placed by us on its use and disclosure.
   Noncompetition. Each partner has agreed that during the period ending 12 months after the date the partner ceases to be employed by us, he or she may not:

•	form, or acquire a 5% or greater ownership, voting or profit participation interest in, any competitive enterprise; or

•	associate with any competitive enterprise and in connection with such association engage in, or directly or indirectly manage or supervise personnel engaged in, any activity (i) which is similar or substantially related to any activity in which that partner was engaged, in whole or in part, at our firm, (ii) for which that partner had direct or indirect managerial or supervisory responsibility at our firm or (iii) which calls for the application of the same or similar specialized knowledge or skills as those utilized by that partner in his or her activities at our firm.
   When we refer to a “competitive enterprise”, we are referring to any business enterprise that engages in, or owns a significant interest in any entity that engages in, financial services such as investment banking, public or private finance, financial advisory services, private investing, merchant banking, asset or hedge fund management, securities brokerage, sales, lending, custody, clearance, settlement or trading.
   Nonsolicitation. During the period ending 12 months after the date a partner ceases to be employed by us, that partner may not, directly or indirectly, in any manner:

•	solicit any client with whom that partner worked, or whose identity became known to him or her in connection with his or her employment with our firm, to transact business with a competitive enterprise or reduce or refrain from doing any business with our firm;

•	interfere with or damage any relationship between our firm and any client or prospective client; or

•	solicit any of our employees to apply for, or accept employment with, any competitive enterprise.
   Transfer of Client Relationships. Each partner is required, upon termination of his or her employment, to take all actions and do all things reasonably requested by us during a 90-day cooperation period to maintain for us the business, goodwill and business relationships with our clients with which he or she worked.
   Liquidated Damages. In the case of any breach of the noncompetition or nonsolicitation provisions prior to the fifth anniversary of the date of the completion of our initial public offering on February 7, 2006, the breaching partner will be liable for liquidated damages. The liquidated damages obligation of each partner is secured by 50% of our common stock owned by that partner (including through indirect ownership and ownership through affiliated entities) at the time of the completion of our initial public offering on February 7, 2006.
   Compensation. The partners’ equity agreement includes a provision in which each partner acknowledges our intention to maintain total compensation and benefits, including that payable to partners but excluding equity awards made in connection with our initial public offering, at between 55% and 58% of net revenues (excluding investment gains and losses attributable to investments in partnerships and other securities) each year beginning in 2006.
   Term and Amendment. The partners’ equity agreement will be in effect for ten years from the date of the completion of our initial public offering on February 7, 2006 or until it is earlier terminated by us. A partner seeking a waiver from the partners’ equity agreement generally requires our consent, and the partners’ equity agreement may be amended only with approval of our board of directors.
Pledge Agreements
   Each of our partners entered into a pledge agreement with us that will secure the liquidated damages provisions in the partners’ equity agreement by a pledge of 50% of the shares of our common stock owned by him or her (including through indirect ownership and ownership through affiliated entities) at the time of the completion of our initial public offering on February 7, 2006. These pledges of our common stock will terminate on the earliest to occur of:

•	the death of the relevant partner;

•	the expiration of the 12-month period following the termination of the employment of the relevant partner; or

•	the fifth anniversary of the date of the completion of our initial public offering February 7, 2006 (unless employment has been terminated earlier).
   The liquidated damages provisions in the partners’ equity agreement are in addition to the forfeiture of any future equity-based awards that may occur as a result of the breach of any noncompetition or nonsolicitation provisions contained in those awards. The liquidated damages and pledge arrangements do not preclude us from seeking any injunctive relief to which we may be entitled for a breach of the noncompetition or nonsolicitation provisions.

The Equity Incentive Plan
   The following is a summary of the material terms of our equity incentive plan. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the equity incentive plan. See “Where You Can Find More Information”.
   Purpose. The purposes of the Equity Incentive Plan are to attract, retain and motivate our key employees, directors, consultants and advisors and to align the interests of key employees, directors, consultants and advisors with stockholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock.
   Administration. The Equity Incentive Plan is administered by our Compensation Committee.
   Vesting Schedule. The Compensation Committee shall have the authority to determine the vesting schedule applicable to each Award; provided, however, that any award of Options, Restricted Stock and Restricted Stock Units, other than Performance Awards, granted shall vest ratably over at least four years.
   Settlement of Awards. The Compensation Committee shall have authority to determine whether, to what extent and under what circumstances awards under the Equity Incentive Plan may be settled, paid or exercised in cash, shares of common stock or other awards under the Equity Incentive Plan or other property, or canceled, forfeited or suspended.
   Deferral of Awards. The Compensation Committee shall determine whether, to what extent, and under what circumstances cash, shares of common stock, other securities, other awards under the Equity Incentive Plan, other property, and other amounts payable with respect to an award under the Equity Incentive Plan shall be deferred either automatically, or at the election of the holder thereof or the Compensation Committee.
   Shares Available. Subject to adjustment, the maximum number of shares of common stock that may be delivered pursuant to awards granted under the Equity Incentive Plan is 5,000,000 shares.
   Shares of common stock to be issued under the Equity Incentive Plan may be made available from authorized but unissued common stock of the Company, common stock held by the Company in its treasury, or common stock of the Company purchased by the Company on the open market or otherwise. During the term of the Equity Incentive Plan, we will at all times reserve and keep available the number of shares of our common stock that shall be sufficient to satisfy the requirements of the Equity Incentive Plan.
   If any shares of our common stock covered by an award (other than a Substitute Award as defined below), or to which such an award relates, terminate, lapse or are forfeited or cancelled, or such an award is otherwise settled without the delivery of the full number of shares of our common stock underlying the award, then the shares of our common stock covered by such award, or to which such award relates, to the extent of any such forfeiture, termination, lapse, cancellation, etc., shall again be, or shall become available for issuance under the Equity Incentive Plan. Shares of our common stock underlying Substitute Awards shall not reduce the number of shares of our common stock available for delivery under the Equity Incentive Plan. A “Substitute Award” under the Equity Incentive Plan is any award granted in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by us or with which we combine.
   Adjustments. The Compensation Committee has the authority to adjust the terms of any outstanding awards and the number of shares of common stock issuable under the Equity Incentive Plan for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of the common stock, or any other event that the Compensation Committee determines affects our capitalization.

   Eligibility. All of our full-time and part-time employees (including an officer or director who is also an employee) and those of our affiliates and any of our consultants or advisors selected by the Compensation Committee are eligible to participate in the Equity Incentive Plan. Other than for awards of Incentive Stock Options (as described below), any individual or individuals to whom an offer of employment has been extended, a member of our board of directors or a member of the board of directors of any of our subsidiaries may also receive awards under the Equity Incentive Plan at the discretion of the Compensation Committee. Holders of equity-based awards issued by a company acquired by us or with which we combine are eligible to receive Substitute Awards under the Equity Incentive Plan.
   Grant of Awards. The Compensation Committee may grant the following five types of awards under the Equity Incentive Plan: (i) Restricted Stock Units, (ii) Options, (iii) Restricted Stock, (iv) Other Stock-Based Awards and (v) Performance Awards (each an “Award”).
   An Award of an Option shall be exercisable at a price determined by the Compensation Committee on the date of the Award grant, which price shall be no less than the fair market value of the shares underlying the Option on such date.
   An Award of Restricted Stock Units consists of contractual rights denominated in shares of our common stock and represents a right to receive the value of a share of our common stock (or a percentage of such value, which percentage may be higher than 100%). Restricted Stock Units underlying such Awards are subject to restrictions and such other terms and conditions as the Compensation Committee may determine, which restrictions and such other terms and conditions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Compensation Committee may deem appropriate.
   Performance Awards. The Equity Incentive Plan also permits the Compensation Committee to grant Performance Awards. Performance Awards shall become earned and payable if pre-established targets relating to one or more of the following performance measures are achieved during a performance period or periods, as determined by the Compensation Committee: (i) earnings per share, (ii) return on average common equity, (iii) pre-tax income, (iv) pre-tax operating income, (v) net revenues, (vi) net income, (vii) profits before taxes, (viii) book value per share, (ix) stock price, (x) earnings available to common stockholders, (xi) ratio of compensation and benefits to net revenues and (xii) execution and origination of specified assignments. Such targets may relate to the Company as a whole, or to one or more units thereof, and may be measured over such periods, as the Compensation Committee shall determine.
   Termination of Employment. Except as otherwise determined by the Compensation Committee or provided by the Compensation Committee in an applicable agreement under the Equity Incentive Plan, in case of termination of employment or cessation of services:

(a) for reason of death, Disability (as defined in the Equity Incentive Plan) or Retirement (as defined in the Equity Incentive Plan), any unvested Award then held by such participant shall be immediately accelerated and become fully vested, exercisable and payable and any such Award that is an Option shall automatically expire on the earlier of (i) the date the Option would have expired had the participant continued in such employment and (ii) one year after the date such participant’s service ceases;

(b) by the Company for cause (as determined by the Compensation Committee in its sole discretion), the Compensation Committee will have the discretion to accelerate and fully vest any Award held by such participant, otherwise (i) any Award then held by such participant whose restrictions have not lapsed, which is not exercisable or which is not payable will automatically be forfeited in full and canceled by the Company upon such termination of employment and (ii) any Option then held by such participant to the extent exercisable shall automatically be forfeited in full and canceled by the Company on the date such participant’s service ceases;

(c) by the Company without cause (as determined by the Compensation Committee in its sole discretion) within two years following a Change in Control or six months prior to a Change in Control if the Compensation Committee reasonably determines in its sole discretion that such termination was at the behest of the acquiring entity, any unvested Award then held by such participant shall be immediately accelerated and become fully vested, exercisable and payable and any such Award that is an Option shall automatically expire on the earlier of (i) the date the Option would have expired had the participant continued in such employment and (ii) one year after the date such participant’s services ceases or, in the event the Compensation Committee determines the termination was without cause at the behest of the acquiring entity, one year after the date of such determination;

(d) for any reason other than those described in (a), (b) and (c), the Compensation Committee will have the discretion to accelerate and fully vest any Award held by such participant, otherwise:

(i) any Award (other than Performance Awards and Options) then held by such participant whose restrictions have not lapsed, which is not exercisable or which is not payable will automatically be forfeited in full and canceled by the Company on the date such participant’s service ceases;

(ii) any Option then held by such participant to the extent exercisable shall automatically expire on the earlier of (A) the date the Option would have expired had the employee continued in such service and (B) 180 days (or 90 days in the case of Options that are intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code) after the date that such participant’s service ceases; and

(iii) any Performance Award then held by such participant which is not then payable will be paid in accordance with its terms at the time the Performance Award would have been payable if the termination of employment had not occurred, and the payment shall be prorated based on the number of days in the performance period that occurred prior to the termination of employment; and

(e) Unless the Compensation Committee determines otherwise at any time in its sole discretion, in the event the Company sells or spins off a portion of its assets or one of its affiliates and a participant is determined to have a termination of employment as a result of such sale or spin-off, then the participant shall be permitted to exercise his or her Options that are vested and outstanding on the effective date of such termination until the earlier of one (1) year after such termination of employment or the expiration of the Award.
   Duration of the Equity Incentive Plan. The Equity Incentive Plan was adopted by our board of directors in 2006. No Award shall be granted under the Equity Incentive Plan after the tenth anniversary of its adoption. However, unless otherwise expressly provided in the Equity Incentive Plan or in an applicable award agreement, any Award theretofore granted may extend beyond such date, and the authority of the Compensation Committee to administer the Equity Incentive Plan and to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of our board of directors to amend the Equity Incentive Plan, shall extend beyond such date.
   Amendment, Modification and Termination of the Equity Incentive Plan. Except as otherwise provided in an award agreement, our board of directors may from time to time suspend, discontinue, revise or amend the Equity Incentive Plan and the Compensation Committee may, subject to certain restrictions, amend the terms of any award in any respect.
   Change in Control. Our Compensation Committee may in its sole discretion determine to issue Awards under the Equity Incentive Plan that may, upon occurrence of a Change in Control, become fully vested and exercisable or payable, as applicable.

   “Change in Control” means:

•	the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving Thomas Weisel Partners Group, Inc. or the sale or other disposition of all or substantially all of the assets of Thomas Weisel Partners Group, Inc. to an entity that is not an affiliate of Thomas Weisel Partners Group, Inc. that, in each case, requires stockholder approval under the laws of Thomas Weisel Partners Group, Inc.’s jurisdiction of organization, unless immediately following such transaction:

—	more than 50% of the total voting power of the surviving entity or the entity that directly or indirectly has beneficial ownership of 95% of the voting securities eligible to elect directors of the surviving entity (the “Parent Entity”), if applicable, is represented by securities of Thomas Weisel Partners Group, Inc. that were outstanding immediately prior to the transaction and such voting power among the holders thereof is in substantially the same proportion as the voting power of such securities among the holders thereof immediately prior to such transaction;

—	no person (other than any employee benefit plan (or any related trust) sponsored or maintained by the surviving entity or the Parent Entity), is or becomes the beneficial owner, directly or indirectly, of securities of the Parent Entity (or, if there is no Parent Entity, the surviving entity) representing 20% of the total voting power of the securities then outstanding generally eligible to vote for the election of directors of the Parent Entity (or, if there is no Parent Entity, the surviving entity). However, a “Change in Control” shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% of the total voting power of securities then outstanding generally eligible to vote for the election of directors of the Parent Entity (or, if there is no Parent Entity, the surviving entity) as a result of the acquisition of securities by the Company which reduces the number of such securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional securities then outstanding generally eligible to vote for the election of directors of the Parent Entity (or, if there is no Parent Entity, the surviving entity) that increases the percentage of such securities beneficially owned by such person, a “Change in Control” shall then be deemed to occur; and

—	at least a majority of the members of the board of directors (including directors whose election or nomination was approved by at least two-thirds of the incumbent directors of Thomas Weisel Partners Group, Inc.) of the Parent Entity (or, if there is no Parent Entity, the surviving entity) were members of the board of directors of Thomas Weisel Partners Group, Inc. at the time of such board of directors’ approval of the execution of the initial agreement providing for the transaction; provided, however, that no individual initially elected or nominated as a director of the Board as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be included in the calculation of incumbency.

•	any event that results in the directors on the Board as of the effective date of the Equity Incentive Plan (including directors whose election or nomination was approved by at least two-thirds of the incumbent directors on the Board) failing to constitute at least a majority of the Board; provided, however, that no individual initially elected or nominated as a director on the Board as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be included in the calculation of incumbency; or

•	the approval by the stockholders of the Company of a plan of complete liquidation or dissolution of the Company.

   Dividend Equivalent Rights. The Compensation Committee may in its discretion include in the award agreement a dividend equivalent right entitling the participant to receive amounts equal to the dividends that would be paid, during the time such Award is outstanding, on the shares of our common stock covered by such Award as if such shares were then outstanding.
   Transferability. Except as the Compensation Committee may otherwise determine from time to time, no Award and no right under any such Award, shall be assignable, alienable, saleable or transferable by a participant otherwise than by will or by the laws of descent and distribution.
Summary of Tax Aspects of the Equity Incentive Plan
   The following discussion is a brief summary of the principal United States federal income tax consequences under current federal income tax laws relating to awards under the Equity Incentive Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.
   Non-Qualified Stock Options. An optionee will not recognize any taxable income upon the grant of an NQSO and we will not be entitled to a tax deduction with respect to the grant of an NQSO. Upon exercise of an NQSO, the excess of the fair market value of the Stock on the exercise date over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. We will generally be entitled to a tax deduction at such time in the amount of such compensation income. The optionee’s tax basis for the shares of common stock of the Company received pursuant to the exercise of an NQSO will equal the sum of the compensation income recognized and the exercise price.
   In the event of a sale of our common stock received upon the exercise of an NQSO, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term capital gain or loss if the holding period for such common stock is more than one year.
   Incentive Stock Options. An optionee will not recognize any taxable income at the time of grant or timely exercise of an ISO and we will not be entitled to a tax deduction with respect to such grant or exercise. Exercise of an ISO may, however, give rise to taxable compensation income subject to applicable withholding taxes, and a tax deduction to us, if the ISO is not exercised on a timely basis (generally, while the optionee is employed by us or within 90 days after termination of employment) or if the optionee subsequently engages in a “disqualifying disposition,” as described below.
   A sale or exchange by an optionee of shares acquired upon the exercise of an ISO more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of the ISO will result in any difference between the net sale proceeds and the exercise price being treated as long-term capital gain (or loss) to the optionee. If such sale or exchange takes place within two years after the date of grant of the ISO or within one year from the date of transfer of the ISO shares to the optionee, such sale or exchange will generally constitute a “disqualifying disposition” of such shares that will have the following results: any excess of (i) the lesser of (a) the fair market value of the shares at the time of exercise of the ISO and (b) the amount realized on such disqualifying disposition of the shares over (ii) the option exercise price of such shares, will be ordinary income to the optionee, subject to applicable withholding taxes, and we will be entitled to a tax deduction in the amount of such income. Any further gain or loss after the date of exercise generally will qualify as capital gain or loss and will not result in any deduction by us.
   Restricted Stock. A grantee will not recognize any income upon the receipt of restricted stock unless the holder elects under Section 83(b) of the Code, within thirty days of such receipt, to recognize ordinary income in an amount equal to the fair market value of the restricted stock at the time of receipt, less any amount paid for the shares. If the election is made, the holder will not be allowed a deduction for amounts subsequently required to be returned to us. If the election is not made, the holder will generally recognize ordinary income, on the date that the restrictions to which the restricted stock is subject are removed, in an amount equal to the fair market value of such shares on such date, less any amount paid for the shares. At the time the holder recognizes ordinary income, we generally will be entitled to a deduction in the same amount.
   Generally, upon a sale or other disposition of restricted stock with respect to which the holder has recognized ordinary income (i.e., a Section 83(b) election was previously made or the restrictions were previously removed), the holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the holder’s basis in such shares. Such gain or loss will be long-term capital gain or loss if the holding period for such shares is more than one year.
   Restricted Stock Units and Performance Awards. The grant of an Award of Restricted Stock Units or a Performance Award will not result in income for the grantee or in a tax deduction for us. Upon the settlement of such an Award, the grantee will recognize ordinary income equal to the aggregate fair market value of the payment received, and we generally will be entitled to a tax deduction in the same amount.
Bonus Plan
   To align employee and stockholder interests, we have adopted a bonus plan for purposes of determining annual bonuses for our senior executives. Our Compensation Committee has full direct responsibility and authority for determining our Chief Executive Officer’s compensation under the plan and will make recommendations with regard to the compensation of our other executive officers under the plan. Subject to overall compensation limits as determined from time to time and, with respect to plan participants, the terms of the plan, our Chief Executive Officer will have responsibility for determining the compensation of all employees except as provided above.
   Participants in the plan will be designated during the first three months of each fiscal year, although participants may be added or removed at any time prior to payment of bonuses for the fiscal year. It is anticipated that all of our named executive officers will participate in the plan for each fiscal year. The actual size of the bonus pool will be determined at the end of each fiscal year, taking into account our results of operations, stockholder return and/or other measures of our financial performance or of the financial performance of one or more of our subsidiaries or divisions.
   The bonus pool will be allocated among the participants in the plan with respect to each fiscal year. This allocation may be made at any time prior to payment of bonuses for such year, and may take into account any factors deemed appropriate, including, without limitation, assessments of individual, subsidiary or division performance and input of management.
   Amounts payable under the bonus plan will be satisfied in cash or through equity awards granted under the Equity Incentive Plan.

PRINCIPAL AND SELLING STOCKHOLDERS
   The following table sets forth as of the date of this prospectus certain information regarding the beneficial ownership of our common stock by (i) each of the directors and named executive officers, and each other executive officer participating in this offering, individually, (ii) all directors and executive officers as a group, (iii) each person who is known to us to be the beneficial owner of more than 5% of our common stock, (iv) each of our current partners (other than our executive officers) participating in this offering, (v) each of our other current employees participating in this offering, (vi) each of our former partners participating in this offering, and (vii) each of our other selling stockholders:

•	immediately prior to the completion of this offering;

•	as adjusted to reflect the sale of the shares of our common stock in this offering (assuming no exercise of the underwriters’ over-allotment option); and

•	as adjusted to reflect the sale of the shares of our common stock if the underwriters’ option to purchase additional shares is exercised in full.
   In accordance with the rules of the SEC, “beneficial ownership” includes voting or investment power with respect to securities. The percentage of beneficial ownership for the following table is based on 22,261,710 shares of common stock that will be outstanding immediately prior to the consummation of this offering, 25,041,112 shares of common stock outstanding after the completion of this offering (assuming no exercise of the underwriters’ over-allotment option) and 25,843,612 shares of common stock outstanding if the underwriters’ over-allotment option is exercised in full. The information in this table does not reflect the 1,869,171 shares of our common stock underlying restricted stock units that we granted to our advisors, independent directors and employees upon completion of our initial public offering. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.
   Our selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 with respect to the shares of our common stock sold by them in this offering.

				Shares Beneficially		Shares Beneficially
	Shares Beneficially			Owned After This		Owned After This
	Owned Before This		Shares Offered in	Offering Without		Offering with
	Offering		This Offering	Exercise of Option		Exercise of Option

Name of Beneficial Owner	Number	Percent		Number	Percent	Number	Percent

Directors and Executive Officers (including Named Executive Officers):
Thomas W. Weisel(a)	2,386,563	10.7%	—	2,386,563	9.5%	2,386,563	9.2%
Timothy J. Heekin	589,026	2.6%	117,805	471,221	1.9%	471,221	1.8%
Blake J. Jorgensen	541,499	2.4%	108,299	433,200	1.7%	433,200	1.7%
Robert W. Kitts	517,735	2.3%	103,547	414,188	1.7%	414,188	1.6%
Paul C. Slivon	541,499	2.4%	108,299	433,200	1.7%	433,200	1.7%
Mark Manson	517,735	2.3%	103,547	414,188	1.7%	414,188	1.6%
David A. Baylor	234,094	1.1%	46,818	187,276	*	187,276	*
B. Kipling Hagopian	10,414	*	—	10,414	*	10,414	*
Timothy A. Koogle	—	—	—	—	—	—	—
Michael G. McCaffery	—	—	—	—	—	—	—
All Directors and Executive Officers as a group (12 persons)	5,338,565	24.0%	588,315	4,750,250	19.0%	4,750,250	18.4%
Significant Stockholders:
Nomura America Investment, Inc.(b)	1,332,640	6.0%	—	1,332,640	5.3%	1,332,640	5.2%
Current Partners:
Jason N. Ader	64,717	*	12,943	51,774	*	51,774	*
Christe Andrews	64,717	*	12,943	51,774	*	51,774	*
Cole R. Bader	129,434	*	25,886	103,548	*	103,548	*

				Shares Beneficially		Shares Beneficially
	Shares Beneficially			Owned After This		Owned After This
	Owned Before This		Shares Offered in	Offering Without		Offering with
	Offering		This Offering	Exercise of Option		Exercise of Option

Name of Beneficial Owner	Number	Percent		Number	Percent	Number	Percent

Rhys S. Brooks	155,320	*	31,064	124,256	*	124,256	*
Jeremy M. Bunting	129,434	*	25,886	103,548	*	103,548	*
James C. Byrnes	58,245	*	11,649	46,596	*	46,596	*
Alexander K. Chefetz	160,200	*	32,040	128,160	*	128,160	*
Louis F. Commesso, Jr.	169,377	*	33,875	135,502	*	135,502	*
Karanveer S. Dhillon	179,609	*	12,000	167,609	*	167,609	*
Brian B. Duggan	64,717	*	12,943	51,774	*	51,774	*
Donald B. Ellis	145,613	*	29,122	116,491	*	116,491	*
William A. Falk	166,141	*	33,228	132,913	*	132,913	*
Richard K. Gay	147,257	*	29,451	117,806	*	117,806	*
Peter R. Gebhardt	147,257	*	29,451	117,806	*	117,806	*
David M. Grossman	169,377	*	33,875	135,502	*	135,502	*
Steven P. Halper	129,434	*	25,886	103,548	*	103,548	*
Jeff L. Handy	58,245	*	11,649	46,596	*	46,596	*
Christopher B. Henkel	147,257	*	29,451	117,806	*	117,806	*
Gordon P. Hodge	185,556	*	35,000	150,556	*	150,556	*
Hasan T. Imam	161,792	*	32,358	129,434	*	129,434	*
Timothy S. Itin	141,316	*	28,263	113,053	*	113,053	*
Thor E. Kallerud	148,518	*	29,703	118,815	*	118,815	*
Blake E. Kim	129,434	*	25,886	103,548	*	103,548	*
Timothy E. Klasell	113,254	*	22,650	90,604	*	90,604	*
Paul R. Knight	179,615	*	35,923	143,692	*	143,692	*
David R. Lewis	142,962	*	28,592	114,370	*	114,370	*
Neal F. MacLean	152,816	*	30,563	122,253	*	122,253	*
Michael J. McCarthy	187,679	*	37,535	150,144	*	150,144	*
Kevin P. McEneaney	129,434	*	25,886	103,548	*	103,548	*
William L. McLeod	181,207	*	36,241	144,966	*	144,966	*
Mike J. Meitus	228,153	1.0%	45,630	182,523	*	182,523	*
Brent B. Milner	194,151	*	38,830	155,321	*	155,321	*
Ronald M. Ongaro	129,434	*	25,886	103,548	*	103,548	*
John P. O’Shaughnessy	80,896	*	16,179	64,717	*	64,717	*
Jason A. Pedersen	163,436	*	32,687	130,749	*	130,749	*
Charles B. Raymond	129,434	*	25,886	103,548	*	103,548	*
Mark J. Roberts	129,434	*	25,000	104,434	*	104,434	*
Thomas Schnurr	122,962	*	24,592	98,370	*	98,370	*
Matthew J. Sheerin	64,717	*	12,943	51,774	*	51,774	*
Tony V. Stais	258,867	1.2%	51,773	207,094	*	207,094	*
Shaugn S. Stanley	104,652	*	20,930	83,722	*	83,722	*
Kevin D. Swanson	129,434	*	25,886	103,548	*	103,548	*
Adam P. Tracy	153,197	*	30,639	122,558	*	122,558	*
Otto V. Tschudi	153,197	*	30,639	122,558	*	122,558	*
Thomas G. Ward	187,679	*	37,535	150,144	*	150,144	*
Blake Warner	129,434	*	25,886	103,548	*	103,548	*
Brett T. Weisel	230,430	1.0%	46,086	184,344	*	184,344	*
Other Current Employees:
Kevin D. Blair	17,823	*	7,080	10,743	*	10,743	*
David V. Crowder	17,823	*	7,081	10,742	*	10,742	*
Andrew B. Sessions	23,764	*	9,440	14,324	*	14,324	*
Former Partners:
Steven J. Bottum	47,527	*	18,881	28,646	*	28,646	*
Howarth P. Boyle	20,793	*	7,466	13,327	*	13,327	*
William B. Bunting	59,409	*	23,601	35,808	*	35,808	*
Amanda J. Duckworth	11,882	*	4,720	7,162	*	7,162	*
Frank M. Dunlevy	158,425	*	62,938	95,487	*	95,487	*
Mark Lieberman	17,823	*	4,966	12,857	*	12,857	*
Rohit Manocha	29,705	*	11,801	17,904	*	17,904	*
J. Sanford Miller	158,425	*	31,782	126,643	*	126,643	*
Michael S. Needleman	17,823	*	7,081	10,742	*	10,742	*
Patrick M. Prendergast	20,793	*	8,260	12,533	*	12,533	*
David B. Readerman	47,527	*	18,881	28,646	*	28,646	*
Nicholas C. Stevenson	17,823	*	7,081	10,742	*	10,742	*
Douglas A. van Dorsten	23,764	*	9,440	14,324	*	14,324	*
Derek Lemke von Ammon	158,425	*	55,618	102,807	*	102,807	*
Lisa M. Westley	23,764	*	9,440	14,324	*	14,324	*
Ned P. Zachar	35,646	*	14,161	21,485	*	21,485	*

				Shares Beneficially		Shares Beneficially
	Shares Beneficially			Owned After This		Owned After This
	Owned Before This		Shares Offered in	Offering Without		Offering with
	Offering		This Offering	Exercise of Option		Exercise of Option

Name of Beneficial Owner	Number	Percent		Number	Percent	Number	Percent

Other Selling Stockholders:
Bruce K. Anderson	12,497	*	4,964	7,533	*	7,533	*
Bessemer Holdings LP	31,242	*	12,411	18,831	*	18,831	*
Bessemer Venture Partners IV LP	31,242	*	12,411	18,831	*	18,831	*
Bjorn K. Borgen	62,483	*	24,822	37,661	*	37,661	*
Brentwood Venture Management LLC	16,663	*	1,654	15,009	*	15,009	*
Charlesbank Equity Fund IV LP	62,483	*	24,822	37,661	*	37,661	*
Jack D. Furst	16,662	*	2,646	14,016	*	14,016	*
GE Asset Management (f/k/a GE Investment Management Inc.)	62,483	*	24,822	37,661	*	37,661	*
The Hale Family Living Trust	4,166	*	1,654	2,512	*	2,512	*
Investor Investments AB	62,483	*	24,822	37,661	*	37,661	*
KAF Trust (Kevin Fong, Trustee)	2,083	*	826	1,257	*	1,257	*
C. Richard Kramlich	34,033	*	13,519	20,514	*	20,514	*
Arthur Marks & Nancy Casey	8,330	*	3,308	5,022	*	5,022	*
John F. Megrue	11,664	*	4,633	7,031	*	7,031	*
Charles W. Newhall III	4,166	*	1,654	2,512	*	2,512	*
Oak TWP Corporation (f/k/a Oak Investment Partners VIII LP)	61,296	*	24,350	36,946	*	36,946	*
Oak VIII Affiliates Fund, LP	1,187	*	471	716	*	716	*
Andrew M. Paul	12,497	*	4,964	7,533	*	7,533	*
Heather Pedersen	89,114	*	35,403	53,711	*	53,711	*
Pennington Family Revocable Trust	4,166	*	495	3,671	*	3,671	*
The Queens Health Systems	62,483	*	24,822	37,661	*	37,661	*
Sally Jane Fong Trust	2,083	*	826	1,257	*	1,257	*
SunAmerica Investments, Inc.	62,483	*	24,822	37,661	*	37,661	*
Wyatt Weisel	89,114	*	35,403	53,711	*	53,711	*
Patrick J. Welsh	12,497	*	4,964	7,533	*	7,533	*
Wendel G. & Ethel S. Van Auken Trust	8,331	*	3,308	5,023	*	5,023	*
Weston Presidio Capital III, LP	59,520	*	23,644	35,876	*	35,876	*
WPC Entrepreneur Fund, LP	2,963	*	1,176	1,787	*	1,787	*

*	Less than 1% of the outstanding shares of common stock.

(a)	Mr. Weisel’s address is c/o Thomas Weisel Partners Group, Inc., One Montgomery Street, San Francisco, California 94104. Mr. Weisel’s beneficial ownership includes (i) 1,531,633 shares of common stock owned by him directly, (ii) 765,816 shares of common stock owned by Ross Investments Inc., an entity wholly owned by him, and (iii) 89,114 shares of common stock as to which he disclaims beneficial ownership and which are owned by his wife, Emily Carroll, as trustee of the Kipling Weisel Trust and the Olivia Monet Weisel Trust. Mr. Weisel previously transferred 267,342 shares to his adult children which shares are not reflected in the table and as to which he disclaims beneficial ownership.

(b)	Includes up to 486,486 shares of common stock that may be acquired by Nomura America Investment, Inc. pursuant to the warrant issued to it in connection with our reorganization, which became exercisable immediately following the completion of our initial public offering. The address of Nomura America Investment, Inc. is 2 World Financial Center, Building B, New York, New York 10281. Mr. Shunichi Ito and Mr. David Findlay are the directors of Nomura America Investment, Inc. and in such capacity have voting and investment control over any securities held by Nomura.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
   The following are descriptions of the material provisions of the agreements and other documents discussed below. You should, however, refer to the exhibits that are a part of the registration statement for a copy of each agreement and document. See “Where You Can Find More Information”.
Reorganization Transactions
   Prior to our initial public offering, we conducted our business through a limited liability company, Thomas Weisel Partners Group LLC. In connection with the completion of our initial public offering, we completed a number of transactions to have Thomas Weisel Partners Group, Inc. succeed to the business of Thomas Weisel Partners Group LLC and to have the members of Thomas Weisel Group LLC become stockholders of Thomas Weisel Partners Group, Inc.
   Pursuant to our plan of reorganization, the principal reorganization and reorganization transactions are summarized below.

•	Immediately prior to the completion of our initial public offering, a newly formed wholly-owned subsidiary of Thomas Weisel Partners Group, Inc., a Delaware corporation created in contemplation of our initial public offering and a wholly-owned subsidiary of Thomas Weisel Partners Group LLC, merged into Thomas Weisel Partners Group LLC. In connection with the merger, the members of Thomas Weisel Partners Group LLC received shares of common stock of Thomas Weisel Partners Group, Inc. in exchange for their membership interests in Thomas Weisel Partners Group LLC. As a result of the merger, Thomas Weisel Partners Group LLC became a wholly-owned subsidiary of Thomas Weisel Partners Group, Inc. and will be disregarded for tax purposes.

Promptly following the completion of the merger described above, Thomas Weisel Partners Group LLC merged into Thomas Weisel Partners Group, Inc., with the latter surviving the merger. As a result of this second merger, Thomas Weisel Partners Group, Inc. succeeded to all of the assets and liabilities held by Thomas Weisel Partners Group LLC at the time of the second merger.

•	As a result of the reorganization transactions, our current partners and their family members collectively received 12,365,254 shares of our common stock.

•	As a result of the reorganization transactions, CalPERS received 1,923,077 shares of our common stock, all of which shares were sold in our initial public offering, and received notes.

As a result of the reorganization transactions, Nomura received 1,332,640 shares of our common stock, including 486,486 shares issuable on exercise of the warrant and received a note.

See “— Relationships with CalPERS and Nomura” below.

•	As a result of the reorganization transactions, our other strategic investors, principally private equity and venture capital investors, received 1,303,821 shares of our common stock.

•	As a result of the reorganization transactions, certain of our former partners collectively received 908,963 shares of our common stock. Shares of common stock held by these former partners are subject to transfer restrictions similar to those applicable to shares of common stock held by our current partners.
   In addition, we agreed to indemnify our members, directors, officers and their representatives with respect to any action, existing or occurring at or prior to the closing of the merger, which may be brought against them and which arises out of or pertains to our plan of reorganization and merger agreement, the limited liability company agreement of Thomas Weisel Partners Group

LLC or our reorganization transactions, subject to limitations imposed by Delaware law and our certificate of incorporation and by-laws.
Director and Officer Indemnification
   We have entered into agreements that provide indemnification to our directors, officers and other persons requested or authorized by our board of directors to take actions on behalf of us for all losses, damages, costs and expenses incurred by the indemnified person arising out of such person’s service in such capacity, subject to the limitations imposed by Delaware law. This agreement is in addition to our indemnification obligations under our by-laws.
Tax Indemnification Agreement and Related Matters
   An entity that has historically operated in corporate form generally is liable for any adjustments to the corporation’s taxes for periods prior to its initial public offering. In contrast, the members of Thomas Weisel Partners Group LLC, our predecessor, rather than us, generally will be liable for adjustments to taxes (including U.S. federal and state income taxes) attributable to the operations of Thomas Weisel Partners Group LLC and its affiliates prior to our initial public offering. In connection with our initial public offering, we entered into a tax indemnification agreement to indemnify the members of Thomas Weisel Partners Group LLC against certain increases in taxes that relate to activities of Thomas Weisel Partners Group LLC and its affiliates prior to our initial public offering. The tax indemnification agreement includes provisions that permit us to control any tax proceeding or contest which might result in being required to make a payment under the tax indemnification agreement.
Relationships with CalPERS and Nomura
   On January 18, 2000, CalPERS entered into a subscription agreement with us, pursuant to which CalPERS purchased Class D redeemable convertible shares in Thomas Weisel Partners Group LLC for an aggregate amount of $100 million and agreed to commit up to $500 million for a period of six years to private equity funds formed by us that meet certain criteria. Under our plan of reorganization, CalPERS exchanged all of its Class D redeemable convertible shares in Thomas Weisel Partners Group LLC for (i) 1,923,077 shares of our common stock (which represented approximately 11.1% of the total shares of our common stock outstanding immediately prior to our initial public offering) all of which shares were sold by CalPERS in our initial public offering, (ii) an unsecured, redeemable senior note in the principal amount of $10 million that bears interest at a floating rate equal to the mid-term applicable federal rate in effect from time to time and matures in five years and (iii) an unsecured, redeemable senior note in the principal amount of $10 million that bears no interest and provides for payments as and when certain distributions from Thomas Weisel Capital Partners, L.P. are made, with minimum amortization amounts, until $10 million aggregate amounts are paid under this note. In addition, CalPERS agreed to extend its agreement to make commitments to qualifying private equity funds sponsored by us in an amount of up to $100 million. This commitment expires on October 13, 2007.
   In connection with the transactions contemplated by our initial public offering, including our reorganization from a limited liability company to corporate form, we agreed to reimburse CalPERS for legal fees incurred by it in an amount up to $100,000. Through March 31, 2006, CalPERS had made capital commitments totaling $505 million in private equity funds sponsored by us. In 2004, 2005 and the first quarter of 2006, CalPERS contributed capital to the funds in respect of its commitments to private equity funds in the amount of $57.3 million, $37.2 million and $7.7 million and received distributions of $71.5 million, $45.4 million and $10.4 million, respectively. We also provide distribution management services and portfolio monitoring services to CalPERS or entities affiliated with CalPERS, for which we received from CalPERS approximately $2.5 million in 2004, $1.7 million in 2005 and $0.5 million in the first quarter of 2006, which represented all of our distribution management revenue for those periods. From time to time in the ordinary course of business we have engaged in other transactions with or performed other services for CalPERS, and may do so in the future.
   On October 31, 2001, Nomura, as assignee of Nomura Holdings, Inc., and Nomura Holding America Inc., entered into a subscription agreement with us, pursuant to which Nomura purchased Class D-1 redeemable convertible shares in Thomas Weisel Partners Group LLC for an aggregate amount of $75 million. Under our plan of reorganization and merger agreement, Nomura exchanged all of its Class D-1 redeemable convertible shares in Thomas Weisel Partners Group LLC for (i) 846,154 shares of our common stock (which represented approximately 4.9% of the total shares of common stock outstanding immediately prior to the completion of our initial public offering), (ii) an unsecured, redeemable senior note in the principal amount of $13 million that bears interest at a floating rate equal to the mid-term applicable federal rate in effect from time to time and matures in five years and (iii) a warrant to subscribe, at any time from the completion of our initial public offering on February 7, 2006 to the tenth anniversary thereof, for 486,486 shares of our common stock at an exercise price per share equal to $15.00, the initial public offering price per share of our common stock. At the time when our market capitalization following our initial public offering equals or exceeds $1 billion (without taking into consideration shares of our common stock issued in or following our initial public offering), the warrant will be automatically exercised on a net exercise basis and Nomura will receive that number of shares of our common stock with a fair market value on such exercise date of $18 million.
   Pursuant to an alliance agreement entered into as of November 14, 2001 between us and certain Nomura affiliates, we and these Nomura affiliates have agreed to collaborate in providing advisory services in cross-border M&A transactions between the U.S. and Asia in the technology sector, including mutual referral of clients on a non-exclusive basis. Advisory fees resulting from such referrals are shared between us and these Nomura affiliates, either equally or as specified in any joint engagement agreement for a particular transaction. The alliance agreement had an initial term of two years and is automatically renewable for additional one-year terms thereafter. Either party may terminate the agreement upon at least six months’ prior written notice. The agreement may also be terminated if we enter into certain transactions with a competitor of Nomura or if any of the Nomura affiliates enters into certain transactions with one of our competitors. Our revenues resulting from our alliance agreement with Nomura were approximately $0.8 million in 2004 and $0.3 million in 2005. We had no revenues from this alliance agreement in the first quarter of 2006. In addition, through March 31, 2006, in part pursuant to its prior commitment under its subscription agreement with us, Nomura or entities affiliated with Nomura had a total capital commitment of approximately $22.5 million in private equity funds sponsored by or affiliated with us. From time to time in the ordinary course of business we have engaged in other transactions with or performed other services for Nomura or entities affiliated with Nomura, and may do so in the future.
   We have also entered into a registration rights agreement pursuant to which Nomura and certain other strategic investors have registration rights with respect to the shares of our common stock received by each of them in connection with our reorganization, including shares of our common stock issuable upon exercise or deemed exercise of the warrant issued to Nomura in connection with our reorganization.
Relationships with Our Directors and Executive Officers
   We have established private equity funds in order to permit our employees to participate in our private equity, venture capital and other similar activities. Many of our employees, their spouses or entities owned or controlled by the employees have invested in these funds. Our affiliates generally bear overhead and administrative expenses for, and may provide certain other services free of charge to, the funds. In addition, certain of our directors and executive officers from time to time invest their personal funds directly in other funds managed by our subsidiaries or affiliates on the same terms and with the same conditions as the other investors in these funds, who are not our directors, executive officers or employees.
   We have historically provided personal office services to Mr. Weisel, our Chairman and Chief Executive Officer, which primarily related to the management of investment portfolios, brokerage accounts and other financial matters for Mr. Weisel, his family members and other persons associated with them, the supervision of Mr. Weisel’s household staff and the supervision of personal and business travel arrangements for Mr. Weisel. We have borne all costs of these services, including the cost of maintaining the office and related staff who worked for Mr. Weisel in the office. Our incremental costs attributable to personal office services provided to Mr. Weisel were approximately $389,655 in 2005. Beginning in 2006, and subject to the annual review of our Compensation Committee, Mr. Weisel will reimburse us for all such personal office services.
   In addition, Mr. Weisel and certain of our other employees from time to time use an airplane owned by Ross Investments Inc., an entity wholly owned by Mr. Weisel, for business travel. In those instances, we reimburse Ross Investments Inc. for the travel expenses in an amount comparable to the expenses we would have incurred for business travel on commercial airlines for similar trips. In 2005, we paid $148,015 to Ross Investments Inc. on account of such expenses.
   Mr. Weisel’s son Brett Weisel and Mr. Weisel’s son-in-law Jason Pedersen are each a partner of our firm, earning aggregate compensation of approximately $395,021 and $388,934, respectively, in 2005.
   We have historically extended credit, or arranged for credit from third parties for the benefit of, certain of our partners. In particular, we made loans in the aggregate amount of $521,250 to Mr. Kitts, our Co-Director of Investment Banking and Co-Director of East Coast Operations, and of $380,000 to Mr. Baylor, our Chief Administrative Officer. The loan to Mr. Kitts was full-recourse and bore interest at the prime rate. The loan to Mr. Baylor was non-recourse and bore interest at the prime rate. Mr. Baylor’s loan was repaid by him in 2004. We forgave the outstanding balance of the loan to Mr. Kitts in the amount of $580,225 in 2005. Neither Mr. Kitts nor Mr. Baylor nor any other director or executive officer has any outstanding loan owing us.
   In addition, as further described in “Executive Compensation”, each of our partners, which includes certain of our executive officers, has entered into the Partners’ Equity Agreement and Pledge Agreement, each relating to their ownership of our common stock.

DESCRIPTION OF CAPITAL STOCK
General Matters
   The following description of our common stock and preferred stock and the relevant provisions of our certificate of incorporation and by-laws are summaries thereof. Copies of our certificate of incorporation and by-laws have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. See “Where You Can Find More Information”.
   Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
   Immediately following the closing of this offering, there will be 25,041,112 shares of common stock outstanding.
   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy”. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. As of May 17, 2006, there were approximately 125 record holders of our common stock.
Preferred Stock
   The board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock.
Warrant
   In connection with our reorganization, we issued a warrant to purchase 486,486 shares of our common stock at an exercise price equal to our initial public offering price of $15 per share. At the time when our market capitalization equals or exceeds $1 billion (without taking into consideration the shares of our common stock issued in or following our recent initial public offering), the warrant will be automatically exercised on a “net issue exercise” basis for a number of shares of our common stock with a fair market value on such exercise date of $18 million. The warrant will expire on the tenth anniversary of the closing date of our initial public offering.

Registration Rights
   The holders of up to 12,791,112 shares of our common stock and the holders of 486,486 shares of our common stock issuable upon exercise or deemed exercise of the warrant described above are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our partners’ equity agreement as well as our registration rights agreement with Nomura and certain of our other strategic investors and former partners and are described below. The registration rights under these agreements will generally expire at any time when all shares subject to an agreement are disposed of pursuant to effective registration statements or become eligible for sale under Rule 144(k) under the Securities Act, whichever is earlier. See “Management — Partners’ Equity Agreement” for additional information regarding our partners’ equity agreement.

Demand Registration Rights
   Under our registration rights agreement, at any time following six months after the closing of our initial public offering, Nomura has the right to require that we register their common stock, provided that such registration relates to (i) at least 20%, in the aggregate, of the total shares of common stock then registrable under the agreement or (ii) shares of common stock with an aggregate market value of at least $15 million. We are only obligated to effect no more than two registrations in response to these demand registration rights under the agreement. In addition, we are generally not obligated to effect a demand registration within 90 days after the effectiveness of a registration statement filed by us or on behalf of any other holder of demand registration rights. We may postpone the filing of a registration statement for up to 90 days if our board of directors determines that it is not in our best interest to disclose any material non-public information or a significant business opportunity or if, prior to receiving a demand registration request, we have determined to proceed with a public offering. The underwriters of any underwritten offering have the right to limit, due to marketing reasons, the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We will pay expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights.

Piggyback Registration Rights
   If we register any securities for public sale, the stockholders with piggyback registration rights under our partners’ equity agreement or our registration rights agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders due to marketing reasons. We will pay expenses incurred in connection with these piggyback registration rights, except for underwriters’ discounts and commissions, transfer taxes or any other expenses incurred by the stockholders.

Registration on Form S-3
   In addition, the stockholders with registration rights under our registration rights agreement have the right to require us to effect registrations on Form S-3 or equivalent short-form of registration statement. Any such stockholder may exercise this short-form registration right following the time we first qualify for the use of this form of registration with the SEC, provided that shares of common stock proposed to be registered on such form have an aggregate market value of at least $5 million. We will pay expenses, except for underwriters’ discounts and commissions, incurred in connection with these registration rights.

Section 203 of the Delaware General Corporation Law
   We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.
   A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.
Certain Anti-Takeover Matters
   Our charter and by-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Advance Notice Requirements
   Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of such stockholder proposals must be timely and given in writing to our Secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

No Written Consent of Stockholders
   Our charter requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting, and does not permit our stockholders to act by written consent without a meeting.

Preferred Stock
   Our charter provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group. In this regard, the charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control of us.
Limitation of Liability and Indemnification Matters
   Our certificate of incorporation provides that a director of ours will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. Our certificate of incorporation also provides for indemnification, to the fullest extent permitted by law, by us of any person made or threatened to be made a party to, or who is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director or officer, or at our request, serves or served as a director or officer of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our certificate of incorporation also provides that, to the extent authorized from time to time by our board of directors, we may provide indemnification to any one or more employees and other agents of ours to the extent and effect determined by the board of directors to be appropriate and authorized by the Delaware General Corporation Law. Our certificate of incorporation also permits us to purchase and maintain insurance for the foregoing and we expect to maintain such insurance.
Listing
   Our common stock is listed on The Nasdaq Stock Market under the symbol “TWPG”.
Transfer Agent and Registrar
   The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK
   The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.
   A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.
   This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.
Dividends
   Dividends paid by the company to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.
   The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).
Gain on Disposition of Common Stock
   A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•	we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

   We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.
Information Reporting Requirements and Backup Withholding
   Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.
Federal Estate Tax
   An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE
   There has only been a public market for our common stock since February 2, 2006. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Furthermore, due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This could adversely affect the prevailing market price and our ability to raise equity capital in the future. Upon completion of this offering, there will be 25,041,112 shares of common stock outstanding. In addition, up to 1,869,171 shares of common stock underlying the restricted stock units granted to our employees, advisors and independent directors in connection with our initial public offering may be issued. Of the shares of common stock outstanding, the 6,900,000 shares of common stock sold in our initial public offering are freely transferable without restriction or further registration under the Securities Act of 1933, and the 5,350,000 shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933. Of the remaining shares of common stock outstanding:

•	10,190,648 shares will be held by our partners, which generally will not be transferable until five years after the date of the completion of our initial public offering, unless we effect an underwritten public offering to sell these shares as described in “Management — Partners’ Equity Agreements”; provided, however, that each partner who continues to be actively engaged in our business may transfer one third of his or her covered shares on each of the third and fourth anniversaries of the completion of our initial public offering (including any shares sold in underwritten public offerings during the relevant period). Furthermore, upon a termination of a partner’s employment due to his or her death or disability, such partner or his or her heirs or estate will be permitted to sell covered shares in compliance with Rule 144, regardless of when such termination of employment occurred. All shares held by our partners will also be subject to the underwriters’ lock-up described in “Underwriting”; and

•	589,246 shares will be held by certain of our current employees and former partners, which generally will not be transferable until five years after the date of the completion of our initial public offering, unless we effect an underwritten public offering to sell these shares pursuant to our registration rights agreement as described in “Description of Capital Stock — Registration Rights”;

•	846,154 shares will be held by Nomura; and

•	1,165,064 shares will be held by our other investors, principally private equity and venture capital investors.
   The shares of common stock received by the persons who were members of Thomas Weisel Partners Group LLC (other than shares sold by the selling stockholders in our recent initial public offering or in this offering) constitute “restricted securities” for purposes of the Securities Act of 1933. As a result, absent registration under the Securities Act of 1933 or compliance with Rule 144 thereunder or an exemption therefrom, these shares of common stock are not be freely transferable to the public.
   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding (which will equal approximately 250,411 shares immediately after this offering); or

•	the average weekly trading volume of the common stock on The Nasdaq Stock Market during the four calendar weeks preceding the filing with the SEC of a notice on the SEC’s Form 144 with respect to such sale.
   Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about Thomas Weisel Partners Group, Inc.
   Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, an affiliate of Thomas Weisel Partners Group, Inc. and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

UNDERWRITING
   Subject to the terms and conditions set forth in the underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares

Thomas Weisel Partners LLC	1,872,500
Keefe, Bruyette & Woods, Inc.	1,872,500
Fox-Pitt, Kelton Incorporated	802,500
Sandler O’Neill & Partners, L.P.	802,500

Total	5,350,000

   Of the 5,350,000 shares to be purchased by the underwriters, 2,779,402 shares will be purchased from us and 2,570,598 will be purchased from the selling stockholders.
   The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The underwriters are required to purchase and pay for all of the shares of common stock listed above if any are purchased.
   The underwriters expect to deliver the shares of common stock to purchasers on or about May 23, 2006.
Over-Allotment Option
   We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 802,500 additional shares of our common stock from us at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.
Commissions and Discounts
   The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $0.726 per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $0.10 per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

   The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders:

		Total

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$22.00	$117,700,000	$135,355,000
Underwriting discount	$1.21	$6,473,500	$7,444,525
Proceeds, before expenses, to us	$20.79	$57,783,768	$74,467,743
Proceeds, before expenses, to selling stockholders	$20.79	$53,442,732	$53,442,732
Indemnification of Underwriters
   We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.
No Sales of Similar Securities
   The underwriters will require all of our directors and officers and the selling stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Keefe, Bruyette & Woods, Inc. and Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus.
   We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Keefe, Bruyette & Woods, Inc. and Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering.
   The 90-day restricted period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
Nasdaq Stock Market Listing
   Our common stock is quoted on The Nasdaq Stock Market under the symbol “TWPG”.
Short Sales, Stabilizing Transactions and Penalty Bids
   In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

   Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
   Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.
   Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.
   The transactions above may occur on The Nasdaq Stock Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.
   Each of the underwriters has represented and agreed that:
   (a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;
   (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and
   (c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
   In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:
   (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
   (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than €  50,000,000, as shown in its last annual or consolidated accounts; or
   (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
   For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
   The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
   This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1 A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
   Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer or (3) by operation of law.

   The shares have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
   Because the shares are being offered by Thomas Weisel Partners Group, Inc., whose wholly-owned subsidiary Thomas Weisel Partners LLC is an NASD member and an underwriter in the offering, the underwriters may be deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the NASD. Accordingly, this offering is being made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter”, as defined by the NASD. Keefe, Bruyette & Woods, Inc. is serving in that capacity and has performed a due diligence investigation and review and has participated in the preparation of the registration statement of which this prospectus forms a part. Keefe, Bruyette & Woods, Inc. will receive $10,000 from us as compensation for such role.
   Certain of the underwriters and their respective affiliates may in the future perform various financial advisory, investment banking or other services for us or our affiliates, for which they will receive customary fees and expenses. We or our affiliates may also in the future perform various financial advisory, investment banking or other services for certain of the underwriters in this offering or their respective affiliates, for which we will receive customary fees and expenses.

VALIDITY OF COMMON STOCK
   The validity of the shares of common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, Palo Alto, California, and for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Each of these firms has in the past represented, and continues to represent, us on a regular basis and in a variety of matters other than this offering. Wilmer Cutler Pickering Hale and Dorr LLC, Palo Alto, California, has been designated to act as counsel to the selling stockholders. Certain members of Wilson Sonsini Goodrich & Rosati, P.C., have invested an aggregate of $1,000,000 in investment funds that we have established. In addition, an investment fund associated with Wilson Sonsini Goodrich & Rosati, P.C., has invested $250,000 in an investment fund that we have established. Larry W. Sonsini, Chairman of Wilson Sonsini Goodrich & Rosati, P.C., is a member of our Board of Advisors and received 5,307 restricted stock units in connection with our initial public offering.
EXPERTS
   The consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
   We have filed with the SEC, in Washington, DC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Thomas Weisel Partners Group, Inc. and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.
   We are subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an Internet website at http://www.tweisel.com. The information on our website shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.
   Our Investor Relations Department can be contacted at Thomas Weisel Partners Group, Inc., One Montgomery Street, San Francisco, California 94104, Attention: Investor Relations; telephone: 415-364-2500, e-mail: investorrelations@tweisel.com.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries )
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(In thousands except share and per share data)
(Unaudited)

March 31,
2006

ASSETS
Cash and equivalents	$116,809
Restricted cash and cash required to be segregated under Federal or other regulations	8,675
Securities owned — at market value	112,191
Receivable from clearing broker	—
Corporate finance and syndicate receivables (net of allowance for doubtful accounts of $74)	17,214
Investments in partnerships and other securities	38,868
Other investments	36,602
Property and equipment, net	28,505
Receivables from related parties (net of allowance for doubtful loans of $3,316)	3,484
Deferred tax assets, net of valuation allowance	12,899
Other assets	14,139

Total assets	$389,386

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE STOCK, SHAREHOLDERS’ AND MEMBERS’ EQUITY (DEFICIT)
Liabilities:
Securities sold, but not yet purchased — at market value	$89,651
Payable to clearing broker	2,207
Payables to customers	2,098
Accrued compensation	26,352
Accrued expenses and other liabilities	58,906
Capital lease obligations	385
Notes payable	38,369

Total liabilities	217,968

Redeemable Convertible Preference Stock:
Class C redeemable preference shares	—
Class D redeemable convertible shares	—
Class D-1 redeemable convertible shares	—

Total redeemable convertible preference stock	—

Shareholders’ and Members’ Equity (Deficit):
Class A shares	—
Common stock, par value $0.01 per share, 100,000,000 shares authorized, 22,261,710 shares issued and outstanding	223
Additional paid-in capital	270,321
Retained earnings (accumulated deficit)	(98,820)
Accumulated other comprehensive income (loss)	(306)

Total shareholders’ and members’ equity (deficit)	171,418

Total liabilities, redeemable convertible preference stock, shareholders’ and members’ equity (deficit)	$389,386

See accompanying notes to unaudited condensed consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended
	March 31,

	2006	2005

Revenues:
Brokerage	$34,387	$35,873
Investment banking	36,494	16,285
Asset management	6,953	7,920
Interest income	2,212	1,071

Total revenues	80,046	61,149
Interest expense	(2,069)	(1,186)

Net revenues	77,977	59,963

Expenses excluding interest:
Compensation and benefits	41,937	40,829
Floor brokerage and trade execution	6,696	7,186
Communications and data processing	4,349	4,637
Depreciation and amortization	2,354	2,336
Marketing and promotion	2,933	3,477
Occupancy and equipment	4,660	3,345
Other expense	4,570	3,890

Total expenses	67,499	65,700

Income (loss) before taxes	10,478	(5,737)
Provision for taxes (tax benefit)	(10,831)	464

Net income (loss)	21,309	(6,201)

Preferred dividends and accretion:
Class D redeemable convertible shares	(710)	(1,750)
Class D-1 redeemable convertible shares	(380)	(938)
Accretion of Class C redeemable preference stock	(518)	(1,344)

Net income (loss) attributable to common shareholders and to class A, B and C shareholders	$19,701	$(10,233)

Earnings per share:
Basic earnings per share	$0.97	—
Diluted earnings per share	$0.96	—
Weighted average shares used in computation of per share data:
Basic weighted average shares outstanding	20,238,423	—
Diluted weighted average shares outstanding	20,536,828	—
Pro forma, as adjusted:*
Pro forma net revenues	$77,838
Pro forma income (loss) before taxes	10,339
Pro forma provision for taxes (tax benefit)	(9,364)
Pro forma net income (loss)	19,703
Pro forma preferred dividends and accretion	—
Pro forma net income (loss) attributable to common shareholders	19,703
Pro forma earnings per share:
Pro forma basic earnings per share	$0.97
Pro forma diluted earnings per share	$0.96
Pro forma weighted average shares used in the computation of per share data:
Pro forma basic weighted average shares outstanding	20,238,423
Pro forma diluted weighted average shares outstanding	20,536,828

*	See Note 17 to the unaudited condensed consolidated financial statements.
See accompanying notes to unaudited condensed consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ AND MEMBERS’ EQUITY
(In thousands)
(Unaudited)

					Retained	Accumulated	Total
	Common Stock		Paid-In	Additional	Earnings	Other	Shareholders’ and	Total
			Capital	Paid-In	(Accumulated	Comprehensive	Members’ Equity	Comprehensive
	Shares	Amount	Class A	Capital	Deficit)	Income (Loss)	(Deficit)	Income (Loss)

Balance, December 31, 2005	—	$—	$26,442	$—	$(136,530)	$(309)	$(110,397)	$—
Net income for the period January 1, through February 7, 2006	—	—	—	—	3,551	—	3,551	3,551
Distributions:
Class D redeemable convertible shares	—	—	—	—	(710)	—	(710)	—
Class D-1 redeemable convertible shares	—	—	—	—	(380)	—	(380)	—
Accretion of Class C redeemable preference shares	—	—	—	—	(518)	—	(518)	—
Contributions — Class A shares	—	—	283	—	—	—	283	—
Currency translation adjustment	—	—	—	—	—	3	3	3
Reorganization from an LLC to a C Corporation:
Issuance of common shares for Class A and A-1 shares	13,274	133	(26,725)	26,592	—	—	—	—
Issuance of common shares for Class C redeemable preference shares	1,304	13	—	31,287	18,009	—	49,309	—
Issuance of common shares for Class D and D-1 redeemable convertible shares	2,769	28	—	145,244	—	—	145,272	—
Issuance of common stock in initial public offering, net of underwriting discounts	4,915	49	—	71,469	—	—	71,518	—
Direct costs of initial public offering	—	—	—	(5,324)	—	—	(5,324)	—
Share-based compensation expense	—	—	—	1,053	—	—	1,053	—
Net income from February 8, 2006 to March 31, 2006	—	—	—	—	17,758	—	17,758	17,758

Balance, March 31, 2006	22,262	$223	$—	$270,321	$(98,820)	$(306)	$171,418	$21,312

See accompanying notes to unaudited condensed consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended
	March 31,

	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$21,309	$(6,201)
Non-cash items included in net income (loss):
Depreciation and amortization of fixed assets	2,354	2,336
Share-based compensation expense	1,053	—
Deferred tax provision (benefit)	(12,899)	—
Provision for doubtful accounts	74	81
Provision for lease loss	1,474	(379)
Deferred rent expense	(92)	171
Unrealized and realized (gains) losses on partnership and other investments	(3,744)	261
Other	182	(5)
Net effect of changes in operating assets and liabilities:
Cash segregated under federal or other regulations	1,842	547
Securities owned and securities sold, but not yet purchased — net	(8,999)	33,368
Corporate finance and syndicate receivables	(4,030)	236
Distributions from investment partnerships	3,394	770
Other assets	994	(202)
Receivable from/payable to clearing broker — net	11,762	5,365
Accrued expenses and other liabilities	14,501	5,866
Payable to customers	(1,245)	893
Accrued compensation	(16,537)	(11,822)

Net cash provided by operating activities	11,393	31,285

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of furniture, equipment, and leasehold improvements	(872)	(514)
Acquisition of intangible asset	—	(243)
Restricted cash deposits	—	(2,000)
Partnership investments purchased	(498)	(1,294)
Other investments purchased	(31,719)	—
Proceeds from sale of investments	677	—

Net cash used in investing activities	(32,412)	(4,051)

CASH FLOW FROM FINANCING ACTIVITIES:
Repayment of capital lease obligation	(60)	(240)
Repayments of notes payable	(10,631)	(999)
Proceeds from issuance of common stock, net of expenses	66,089	—
Contributions from members	283	727
Distributions to members	(6,465)	(5,375)
Withdrawals of capital	(1,581)	(202)

Net cash provided by (used in) financing activities	47,635	(6,089)

INCREASE IN CASH AND CASH EQUIVALENTS	26,616	21,145
CASH AND CASH EQUIVALENTS — Beginning of period	90,193	57,993

CASH AND CASH EQUIVALENTS — End of period	$116,809	$79,138

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid for interest	$1,903	$1,469

Non-cash financing activities:
Issuance of common shares and warrant for Class C, D and D-1 redeemable convertible preference shares	$194,581	$—

Issuance of senior notes for Class D and D-1 redeemable convertible preference shares	$29,728	$—

See accompanying notes to unaudited condensed consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 —	Organization and Basis of Presentation

Organization
   Thomas Weisel Partners Group, Inc., a Delaware corporation, together with its subsidiaries (collectively, the “Firm”), is an independent investment banking firm headquartered in San Francisco, with additional offices in Silicon Valley, Boston, New York City and Mumbai, India.
   The Firm operates and is managed as a single operating segment providing investment services that include securities brokerage, investment banking, equity research and asset management. The Firm operates on an integrated basis to best meet the needs of its clients.
   The Firm primarily conducts its securities brokerage, investment banking and equity research business through the following subsidiaries:

•	Thomas Weisel Partners LLC (“TWP”), through which the Firm primarily conducts its brokerage and investment banking business. TWP is a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the New York Stock Exchange, Inc. (“NYSE”), American Stock Exchange and the National Association of Securities Dealers, Inc. (“NASD”) and is also a registered introducing broker under the Commodity Exchange Act and member of the National Futures Association. TWP introduces on a fully disclosed basis its proprietary and customer securities transactions to another broker-dealer for clearance and settlement; and

•	Thomas Weisel International Private Limited (“TWIPL”), a company formed under the laws of India and approved by the NYSE as a branch of TWP in October 2005.
   The Firm primarily conducts its asset management business through the following subsidiaries (the “Asset Management Subsidiaries”):

•	Thomas Weisel Capital Management LLC (“TWCM”), a registered investment adviser under the Investment Advisers Act of 1940, which manages a series of investment funds in merchant banking, venture capital and fund of funds;

•	Thomas Weisel Venture Partners LLC (“TWVP”), the managing general partner of an early stage venture capital fund that invests in emerging information technology companies;

•	Thomas Weisel Healthcare Venture Partners LLC (“TWHVP”), the managing general partner of a venture capital fund that invests in the emerging life sciences and medical technology sectors, including medical devices, specialty pharmaceuticals, emerging biopharmaceuticals, drug delivery technologies and biotechnology; and

•	Thomas Weisel Global Growth Partners LLC (“TWGGP”), a registered investment adviser under the Investment Advisers Act of 1940, which provides fund management and private investor access to premier emerging growth funds in private equity. TWGGP also manages investment funds that are active buyers of secondary interests in private equity funds, as well as portfolios of direct interests in venture-backed companies.

Initial Public Offering and Reorganization Transactions
   Thomas Weisel Partners Group, Inc. completed its initial public offering on February 7, 2006. The Firm’s net proceeds from the initial public offering were $66.2 million.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
   In connection with the closing of the initial public offering, a number of reorganization transactions were carried out in order to cause Thomas Weisel Partners Group, Inc. to succeed to the business of Thomas Weisel Partners Group LLC. In the reorganization transactions, the members of Thomas Weisel Partners Group LLC received shares of common stock of Thomas Weisel Partners Group, Inc. and, in the case of holders of Class D and D-1 shares, received additional consideration in the form of notes and warrants of Thomas Weisel Partners Group, Inc., in exchange for all of their membership interests and shares of redeemable convertible preference stock of Thomas Weisel Partners Group LLC. The notes that certain members received resulted in $33.0 million of additional debt for the Firm, recorded at the estimated fair value of the debt of $29.7 million.

Basis of Presentation
   These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Regulation S-X, Article 10 under the Securities Exchange Act of 1934. Because the Firm provides investment services to its clients, it follows certain accounting guidance used by the brokerage and investment industry.
   The condensed consolidated financial statements and these notes are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the condensed consolidated financial statements are presented fairly and that estimates made in preparing its condensed consolidated financial statements are reasonable and prudent. The results of operations for the three months ended March 31, 2006 may not be indicative of future results.
   These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of Thomas Weisel Partners Group, Inc. included in this prospectus.

Note 2 —	Recent Accounting Pronouncements
   Statement of Financial Accounting Standards No. 123(R) — “Share-Based Payment” (SFAS No. 123(R)). In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), Share-Based Payment. This statement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, and its related implementation guidance. The statement establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods and services. The primary focus of this statement is accounting for transactions in which an entity obtains employee services in share-based payment transactions; requiring public companies to expense employee share-based payments at their fair value through earnings as such awards vest. This statement was originally effective for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In April 2005, the Securities and Exchange Commission (“SEC”) announced that the effective date was delayed to no later than fiscal years beginning after June 15, 2005. The Firm has adopted, beginning January 1, 2006, and reports share-based compensation in accordance with the provisions of SFAS No. 123(R). Prior to February 7, 2006, the Firm operated as a limited liability company and had not historically issued share-based

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
compensation awards. Accordingly, the impact of adopting SFAS No. 123(R) was not material. Because the Firm did not have share-based payment awards outstanding prior to the adoption of SFAS No. 123(R), the Firm was not required to apply any of the transition requirements of this standard. The implementation of this standard is discussed in Note 10 — Share-Based Compensation.
   Staff Accounting Bulletin No. 107 — “Share-Based Payment” (SAB No. 107). In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, which expresses the SEC staff’s views on SFAS No. 123(R). In particular, SAB No. 107 describes the SEC staff’s views on share-based payment transactions with non-employees; topics relating to valuation methods, such as guidance regarding estimates of expected volatility and term; the classification of share-based compensation expense; non-GAAP financial measures in the financial statements relating to share-based payments; capitalization of compensation cost related to share-based payment arrangements; accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R); and disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations relating to share-based payments subsequent to adoption of SFAS No. 123(R). The Firm has adopted SAB No. 107 in conjunction with its adoption of SFAS No. 123(R).
   Statement of Financial Accounting Standards No. 154 — “Accounting Changes and Error Corrections” (SFAS No. 154). In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. This statement supersedes APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. The statement applies to all voluntary changes in accounting principle; changing the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. The statement requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Firm has adopted this statement effective January 1, 2006. The adoption of SFAS No. 154 did not have a material effect on the Firm’s condensed consolidated financial statements.

Note 3 —	Shareholders’ and Members’ Equity (Deficit)
   Prior to the Firm’s initial public offering, the Firm operated as a limited liability company. The Limited Liability Company Agreement (the “LLC Agreement”) set forth the rights and obligations of members of the Firm, and the Firm’s Executive Committee was responsible for managing the affairs of the Firm. In connection with the Firm’s conversion to a corporation, a Board of Directors (the “Board”) was constituted with ultimate responsibility for management of the Firm.

Classes of Stock prior to the Initial Public Offering
   Under the LLC Agreement, the Firm had the following classes of shares: (i) Class A Shares, (ii) Class A-1 Shares, (iii) Class B shares, (iv) Class C shares, (v) Class D shares and (vi) Class D-1 shares. The Class A, A-1 and B shares were held by the current and former

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
partners of the Firm and represented equity interests and certain rights with respect to distributions of operating profits. In addition, holders of Class A shares had rights to a guaranteed return, paid at the end of each quarter based on the prime rate for the prior quarter. The Class C, D and D-1 shares were issued to strategic investors, including California Public Employees’ Retirement System, Nomura America Investment, Inc., private equity investors and venture capital investors. The Class C, D and D-1 shares were redeemable convertible shares and included certain preferred dividend and liquidation rights. In particular, holders of Class C shares had the right to sell all or a portion of their Class C shares back to the Firm at any time at a price that would result in a 12% internal rate of return. Holders of Class D shares were entitled to a 7% annual preferred return that was distributed semiannually. Holders of Class D-1 shares were entitled to a 5% annual preferred return that was distributed semiannually.

Income (Loss) Attributable to Class A, B and C Shareholders
   The Firm’s net income (loss) for the three months ended March 31, 2005 and the period January 1, 2006 to February 7, 2006 is shown after deducting the guaranteed return to Class A shareholders included in compensation and benefits expense. The Firm deducts all preferred returns payable from net income, including preferred dividends payable to Class D and D-1 shareholders and accretion of Class C shares to arrive at net income (loss) attributable to Class A, B and C shareholders.

Initial Public Offering and Reorganization Transactions
   As described above, on February 7, 2006, Thomas Weisel Partners Group, Inc. consummated its initial public offering. In connection with the initial public offering, on February 7, 2006 a series of reorganization transactions were carried out to cause Thomas Weisel Partners Group, Inc. to succeed to the business of Thomas Weisel Partners Group LLC. In the reorganization transactions, the members of Thomas Weisel Partners Group LLC received shares of common stock of Thomas Weisel Partners Group, Inc. and, in some cases, received additional consideration in the form of notes and warrants of Thomas Weisel Partners Group, Inc., in exchange for all of their membership interests and shares of redeemable convertible preference stock of Thomas Weisel Partners Group LLC. The notes issued resulted in $33.0 million of additional debt for the Firm, recorded at the estimated fair value of the debt of $29.7 million. See Note 8 — Notes Payable for details on the notes issued and Note 9 — Earnings Per Share for details on the warrants issued. The net proceeds to the Firm after deducting unaffiliated underwriters’ discount and expenses of the offering were $66.2 million. As of March 31, 2006 there were 22,261,710 shares of common stock of Thomas Weisel Partners Group, Inc. outstanding.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 —	Securities Owned and Securities Sold, But Not Yet Purchased
   Securities owned and securities sold, but not yet purchased, consist of securities at quoted market prices, as follows (in thousands):

	March 31, 2006

		Sold, But
		Not Yet
	Owned	Purchased

Equity securities	$14,033	$63,257
Convertible bonds	98,158	18,459
U.S. Treasury Securities	—	7,935

Total	$112,191	$89,651

   At March 31, 2006, securities sold, but not yet purchased are collateralized by securities owned that are held at the clearing broker.
   Convertible bonds include certain securities that are not readily marketable. These are investment securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933. The estimated fair value of the securities not readily marketable included in the convertible bonds is approximately $0.2 million at March 31, 2006.

Note 5 —	Investments in Partnerships and Other Securities
   Investments in partnerships and other securities consist of investments recorded at estimated fair value, as follows (in thousands):

March 31, 2006

Private equity investments	$38,260
Other investments in partnerships and securities	608

Total investments in partnerships and other securities	$38,868

   Private equity investments primarily include general partner and limited partner investments in investment partnerships. These investments are carried at fair value in accordance with industry guidance. The Firm waived and continues to waive certain management fees with respect to certain of these partnerships. These waived fees constitute deemed contributions to the investment partnerships that serve to satisfy the Firm’s general partner capital commitments, as provided in the underlying investment partnerships’ partnership agreements. The Firm does not recognize revenue or increase its carrying value in the investment partnerships with respect to the waived fees until the investment partnerships realize gains and provide a special allocation of the gains to the Firm.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 —	Other Investments
   Other investments consist of investments recorded at market prices as follows (in thousands):

March 31, 2006

Auction rate securities	$24,137
Equity securities	4,739
Municipal debt securities	7,726

Total other investments	$36,602

   Other investments does not include private equity investments (see Note 5-Investment in partnerships and other securities) and securities owned and securities sold, not yet purchased, for the purpose of conducting the Firm’s brokerage operations (see Note 4 — Securities owned and securities sold, but not yet purchased).
   On February 7, 2006, Thomas Weisel Partners Group, Inc. completed its initial public offering and received net proceeds, after deducting unaffiliated underwriters’ discount and expenses, of $66.2 million. Of these proceeds, $31.9 million has been invested in auction rate securities and municipal debt securities that have been included in other investments.

Note 7 —	Related Party Transactions
   Receivables from related parties consist of the following (in thousands):

March 31, 2006

Co-Investment Fund loans to employees and former employees	$4,974
Partner loans	1,718
Other employee receivables	108
Allowance for doubtful loans	(3,316)

Total receivables from related parties	$3,484

Related Party Loans
   Co-Investment Funds — In 2000 and 2001 the Firm established an investment program for employees (including partners) wherein employees who qualified as accredited investors were able to contribute up to 4% of their compensation to private equity funds (the “Co-Investment Funds”). The Co-Investment Funds were established solely for employees of the Firm and invested side-by-side with the Firm’s affiliates, Thomas Weisel Capital Partners, L.P. (a private equity fund formerly managed by the Firm) and Thomas Weisel Venture Partners L.P. As part of this program, the Firm made loans to employees for capital contributions to the Co-Investment Funds in amounts up to 400% of employees’ contributions. The Firm holds as collateral the investment in the Co-Investment Funds and establishes a reserve that reduces the carrying value of the receivable to the fair value of the collateralized ownership interest of the employees and former employees in the Co-Investment Funds. The Firm discontinued the investment program for employees in 2002. For the three months ended March 31, 2006 the Co-Investment Funds distributed $1.5 million, which was credited towards repayment of loans to employees. There were no distributions for the three months ended March 31, 2005.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
   Partner Loans — The Firm has from time to time made unsecured loans to partners. These loans were not part of a Firm program, but were made as a matter of course. The Firm has established a reserve for the face value of these loans.

Other Related Party Transactions
   The Firm provides personal office services to Mr. Weisel, its Chairman and Chief Executive Officer. Beginning January 1, 2006 the Firm reached an agreement with Mr. Weisel that he would reimburse the Firm for expenses the Firm incurs for these services. Amounts incurred by the Firm for these services for the three months ended March 31, 2006 were $62,114.
   In addition, Mr. Weisel and certain other employees of the Firm from time to time use an airplane owned by Ross Investments Inc., an entity wholly owned by Mr. Weisel, for business travel. The Firm and Ross Investments, Inc. have adopted a time-sharing agreement in accordance with Federal Aviation Regulation 91.501 to govern the Firm’s use of the Ross Investments, Inc. aircraft, pursuant to which the Firm generally reimburses Ross Investments Inc. for the travel expenses in an amount comparable to the expenses the Firm would have incurred for business travel on commercial airlines for similar trips. For the three months ended March 31, 2006 and 2005 the Firm paid $22,065, and $44,985, respectively, to Ross Investments Inc. on account of such expenses.

Note 8 —	Notes Payable

Senior Notes
   Concurrent with its initial public offering, the Firm issued three separate redeemable unsecured senior notes in the aggregate principal amount of $33 million. Two notes, each $10.0 million in principal, were issued to California Public Employees’ Retirement System. The first $10.0 million note was called “Senior Note” and the second $10 million note was called “Contingent Payment Senior Note”. The third note, in the principal amount of $13.0 million, was issued to Nomura America Investment, Inc. and was also called “Senior Note” with similar terms and covenants to the Senior Note issued to California Public Employees’ Retirement System. Both note holders were investors in Thomas Weisel Partners Group LLC, the predecessor to Thomas Weisel Partners Group, Inc., and received the notes in partial consideration of exchange of their Class D and D-1 redeemable convertible shares. See Note 3 — Shareholders’ and Members’ Equity (Deficit) for details on the reorganization transactions.
   The two Senior Notes in the aggregate principal amount of $23.0 million bear interest at a floating rate equal to the mid-term applicable federal rate in effect from time to time and mature in five years. The Contingent Payment Senior Note bears no interest and provides for payments as and when certain distributions from Thomas Weisel Capital Partners, L.P. (a private equity fund formerly managed by the Firm), are made, with a maximum term of five years. As the interest rate terms for all three notes are at amounts more favorable than the current market incremental borrowing rate for the Firm, the notes were recorded at fair value and the discounts are being amortized over the terms of the loans. As the term of the Contingent Payment Senior Note is linked to distributions, as described above, estimates were made by the Firm and applied in determining the estimated term of the Contingent Payment Senior Note and the associated discount. The estimates include approximately $5.8 million of the Contingent Payment Senior Note being paid during the first twelve months of the 60 month term. The discount for the Contingent Payment Senior Note is being amortized over its full expected term of 5 years.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Covenants
   The Senior Notes, Contingent Payment Senior Note and Secured Note shown below include financial covenants including restrictions on additional indebtedness to not exceed $10.0 million and requirements that the notes be repaid should the Firm enter into a transaction to liquidate or dispose of all or substantially all of its property, business or assets. The Secured Note also contains various covenants and restrictions, the most restrictive of which require the Firm to maintain a minimum net worth. The Firm was in compliance with all covenants at March 31, 2006.
   Notes payable consists of the following (in thousands):

	March 31, 2006

	Principal Amount	Carrying Amount

Senior Note(a)	$13,000	$11,909
Senior Note(a)	10,000	9,160
Contingent Payment Senior Note(b)	8,197	7,034
Secured Note, floating at LIBOR + 2.85%(c)	10,266	10,266
Note at LIBOR + 2.00%(d)	—	—
Note at Prime + 0.50%(d)	—	—

Total notes payable	$41,463	$38,369

(a)	The Firm has recorded the debt principal at a discount to reflect the below-market stated interest rate of these notes. The Firm amortizes the discount to interest expense so that the interest expense approximates the Firm’s incremental borrowing rate.

(b)	The Contingent Payment Senior Note has a variable due date based upon certain distributions received from a private equity fund. The Firm estimates that $5.8 million will be repaid within the first twelve months. The Firm has recorded the debt principal at a discount and amortizes the discount to interest expense so that the interest expense on this non-interest bearing note approximates the Firm’s incremental borrowing rate. For the three months ended March 31, 2006, the Firm received $1.8 million in distributions that were used to repay principal on this note.

(c)	Amounts are due in equal monthly installments through December 2008. The note is secured by all the fixed assets and leasehold improvements of the Firm.

(d)	Fully repaid during the first quarter of 2006.
   The Firm also pays a commitment fee of 1.0% on a $40.0 million subordinated borrowing facility (see Note 15 — Subordinated Borrowings), which was not drawn upon during 2006 or 2005.
   The following is the weighted-average interest rate for these borrowings:

March 31,
2006

Weighted-average interest rate	7.39%

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
   Scheduled principal payments for borrowings at March 31, 2006 are as follows (in thousands):

March 31, 2006

April 1, 2006 through December 31, 2006	$6,800
2007	3,733
2008	3,733
2009	—
2010	1,697
Thereafter	25,500

Total	$41,463

Note 9 —	Earnings Per Share
   The Firm calculates its basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic shares outstanding for the three months ended March 31, 2006 are calculated assuming exchange of the Firm’s Class C, D and D-1 redeemable convertible preference shares and Class A shares for shares of common stock, notes payable and a warrant as if these transactions had been consummated on January 1, 2006. The sales of shares of common stock pursuant to the Firm’s initial public offering are considered outstanding from the date of the initial public offering. See Note 3 — Shareholders’ and Members’ Equity (Deficit) for discussion of the initial public offering and reorganization transactions. The transactions resulted in 22,261,710 shares of common stock outstanding as of March 31, 2006.
   Diluted shares outstanding for the three months ended March 31, 2006 are calculated including the effect of the dilutive instruments. The Firm uses the treasury stock method to reflect the potential dilutive effect of the unvested restricted stock units, warrant and unexercised stock options.
   For purposes of computing dilutive shares outstanding, the shares of common stock underlying unvested restricted stock units of 1,864,171 are assumed to have been delivered at the time of issuance on February 7, 2006. In applying the treasury stock method, the assumed proceeds from the assumed vesting and delivery were equal to the sum of (a) the amount of compensation cost attributed to future services and not yet recognized as of March 31, 2006 and (b) the amount of tax benefit that was credited to additional paid-in capital assuming vesting and delivery of the restricted stock units. The tax benefit is the amount resulting from a tax deduction for compensation in excess of compensation expense recognized for financial reporting purposes. The proceeds were assumed to be used to purchase the shares of common stock at the average market price during the period February 7, 2006 to March 31, 2006. The incremental shares of 164,011 were equal to the difference between the number of shares assumed issued on February 7, 2006 and the number of shares assumed purchased and were included in the denominator of the diluted earnings per share computation for the period that they were outstanding during the three months ended March 31, 2006.
   For purposes of computing dilutive shares outstanding, exercise of the warrant was assumed at the beginning of the period and shares of common stock of 486,486 were assumed to be issued. The incremental shares of 134,394 were calculated as the difference between the number of shares assumed issued and the number of shares assumed purchased at the average share price

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
during the three months ended March 31, 2006 and were included in the denominator of the diluted EPS computation.
   Stock options for 32,831 shares of common stock were excluded from the computation of diluted earnings per share for the three months ended March 31, 2006 as they were anti-dilutive.
   The following table is a reconciliation of basic and diluted income per share (in thousands, except per share data):

	Three Months Ended
	March 31,

	2006	2005

BASIC:
Numerator:
Net income (loss)	$21,309	$(6,201)
Less: Preferred dividends and accretion	1,608	4,032

Net income (loss) attributable to common shareholders	$19,701	$(10,233)

Denominator:
Basic weighted average shares outstanding	20,238	—

Per Share:
Earnings per share	$0.97	$—

DILUTED:
Numerator:
Net income (loss)	$21,309	$(6,201)
Less: Preferred dividends and accretion	1,608	4,032

Net income (loss) attributable to common shareholders	$19,701	$(10,233)

Denominator:
Basic weighted average shares outstanding	20,238	—
Effect of dilutive securities:
Weighted average restricted stock units	164	—
Weighted average warrant	134	—

Diluted weighted average shares outstanding	20,536	—

Per Share:
Earnings per share	$0.96	—

Note 10 —	Share-Based Compensation
   On January 27, 2006 the Board approved and the Firm adopted the Thomas Weisel Partners Group, Inc. Equity Incentive Plan (the “2006 Equity Incentive Plan”) which provides for the awards of non-qualified and incentive stock options, restricted stock and restricted stock units and other share-based awards to officers, directors, employees, consultants and advisors of the Firm. The 2006 Equity Incentive Plan provides for shares to be issued up to a maximum of

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
5,000,000 shares, with certain restrictions regarding the amount of awards granted in any calendar year.

Stock Options
   The 2006 Equity Incentive Plan provides for the grant of non-qualified or incentive stock options (“options”) to officers, directors, employees, consultants and advisors for the purchase of newly issued shares of the Firm’s common stock at a price determined by the Compensation Committee (the “Committee”) of the Board at the date the option is granted. Options vest and are exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. The exercise prices, as determined by the Committee, can not be less than the fair market value of the shares on the grant date. Certain options provide for accelerated vesting upon a change in control determinable by the Committee.
   The fair value of each option award is estimated on the date of grant using a Black-Scholes Merton option pricing model that uses the assumptions noted in the table below.

Expected volatility — Based on the lack of historical data for the Firm’s own shares, the Firm based its expected volatility on a representative peer group that took into account the criteria outlined in SAB No. 107: industry, market capitalization, stage of life cycle and capital structure.

Expected term — Expected term represents the period of time that options granted are expected to be outstanding. The Firm elected to use the “simplified” calculation method, which was provided for by SAB No. 107 to be used for companies that lack extensive historical data.

Risk-free interest rate — Based on the U.S. Treasury zero-coupon bond rate with a remaining term approximate of the expected term of the option.

Dividend yield — As the Firm has not paid, nor does it plan to pay, dividends in the future, the assumed dividend yield is zero.

	Three
	Months
	Ended
	March 31,

	2006	2005

Expected volatility	35%	—%
Expected term (in years)	6.25	—
Risk-free interest rate	4.71%	—%
Dividend yield	—	—

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
   A summary of option activity under the 2006 Equity Incentive Plan is presented below:

			Weighted Avg.	Aggregate
		Weighted Avg.	Remaining	Intrinsic
	Options	Exercise Price	Contractual Life	Value

(In years)
Outstanding, December 31, 2005	—	$—	—	$—
Granted	32,831	22.70	10	—
Exercised	—	—	—	—
Cancelled	—	—	—	$—

Outstanding, March 31, 2006	32,831	$22.70	10	—

Exercisable, March 31, 2006	—	$—	—	$—

   As of March 31, 2006 the total unrecognized compensation expense related to non-vested options is approximately $0.3 million. Expense recognized in the first quarter of 2006 was not material.

Restricted Stock Units
   Upon completion of its initial public offering, the Firm granted to a broad group of its employees and advisors and each of its independent directors restricted stock units with respect to which an aggregate of 1,869,171 shares of the Firm’s common stock are deliverable (the “IPO Awards”). The allocation of the IPO Awards to the employees was determined on a discretionary basis and the grants to our independent directors were determined in accordance with our director compensation policy. These restricted stock units will vest in three equal installments on February 7, 2007, 2008 and 2009, subject to the employee’s continued employment with the Firm, but will vest earlier in the event of a change of control. After vesting, the shares of common stock underlying most of these restricted stock units will be deliverable in three equal installments on or about February 7, 2009, 2010 and 2011, respectively, but may be deliverable earlier in the event of a change in control.
   The Firm recorded $1.1 million in non-cash compensation expense for the three months ended March 31, 2006 entirely with respect to the grant of the IPO Awards. For the three months ended March 31, 2005 there were no restricted stock units outstanding.
   A summary of non-vested restricted stock unit activity is presented below:

		Weighted Average
		Grant Date
	Shares	Fair Value

Non-vested, December 31, 2005	—	$—
Issued	1,864,171	15.00
Vested	—	—
Cancelled	—	—

Non-vested, March 31, 2006	1,864,171	$15.00

   On May 1, 2006, the last contingency with respect to an IPO Award was satisfied and, as a result, a final grant of 5,000 restricted stock units was completed.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
   As of March 31, 2006 there was $21.4 million of total unrecognized compensation expense related to non-vested restricted stock unit awards. This cost is expected to be recognized over a weighted average period of 2.8 years.

Note 11 —	Income Taxes
   Prior to the reorganization of the Firm from a limited liability company to a corporation, all income and losses of the Firm were reportable by the individual members of the limited liability company in accordance with the Internal Revenue Code and, as required under generally accepted accounting principles, the U.S. federal and state income taxes payable by the members, based upon their share of the Firm’s net income, have not been reflected in the accompanying consolidated financial statements for periods prior to the reorganization. The Firm was liable for local unincorporated business tax on business conducted in New York City, City of San Francisco business tax and income tax on current income realized by its foreign subsidiary. Accordingly, the provision for taxes for the three months ended March 31, 2005 of $0.5 million excludes U.S. federal and state income taxes as the Firm operated in the U.S. as a limited liability company that was treated as a partnership for U.S. federal and state income tax purposes. In 2006, the provision for taxes includes solely federal, state and local corporate income and franchise tax. Other business taxes, including an accrual for New York City unincorporated business tax of $83 thousand for the period from January 1, 2006 through February 7, 2006 are included in Other expense in the consolidated statement of operations.
   As a result of the reorganization, the Firm became a C Corporation subject to federal and state income taxes. The Firm accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities based upon temporary differences between the financial reporting and tax bases of its assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. For the three months ended March 31, 2006, the Firm recognized a one-time tax benefit upon conversion to a C corporation of $13.8 million in connection with the establishment of its deferred tax asset balances of $22.4 million, partially offset by a valuation allowance of $8.6 million. The valuation allowance has been recorded because management has concluded that a portion of the deferred tax benefit, which results from unrealized capital losses, more likely than not will not be realized due to the uncertainty of the Firm’s ability to generate future capital gains to offset such capital losses.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
   The components of the benefit for income taxes for the three months ended March 31, 2006 are as follows (in thousands):

Current:
Federal	$1,537
State	531

Total current expense	2,068

Deferred:
Federal	(9,660)
State	(3,239)

Total deferred benefit	(12,899)

Total benefit for income taxes	$(10,831)

   A reconciliation of the statutory federal income tax rate to the Firm’s effective tax rate for the three months ended March 31, 2006 is as follows:

Tax at U.S. statutory rate	35.0%
State tax expense	7.0
Adjustment for permanent items	1.0

Rate before one-time events	43.0%
Earnings from nontaxable limited liability company through February 7, 2006	(14.2)
Recognition of deferred tax asset upon change from a limited liability company to a taxable C Corporation	(132.2)

Effective tax rate	(103.4)%

   As of March 31, 2006, the components of deferred tax assets and liabilities are as follows (in thousands):

Deferred tax assets:
Accrued compensation and related expenses	$5,051
Equity based compensation	442
Depreciation and amortization	2,799
Nondeductible reserves and allowances	6,404
Net unrealized capital losses	8,568

Other	30
Total deferred tax assets	23,294

Deferred tax liabilities:
Prepaid expenses	(1,827)

Total deferred tax liabilities	(1,827)
Valuation allowance	(8,568)

Net deferred tax asset	$12,899

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
   The valuation allowance has been recorded because management has concluded that a portion of the tax benefit, which results from unrealized capital losses, more likely than not will not be realized due to the uncertainty of the Firm’s ability to generate future capital gains to offset such capital losses.

Note 12 —	Commitments, Guarantees and Contingencies
Commitments

Lease Commitments
   The Firm leases office space and computer equipment under noncancelable operating leases which extend to 2016 and which may be extended as prescribed under renewal options in the lease agreements. The Firm has entered into several noncancelable sub-lease agreements for certain facilities or floors of facilities for partial and full lease terms.
   As of March 31, 2006, the Firm’s minimum annual lease commitments and related sub-lease income were as follows (in thousands):

	Minimum	Sub-Lease	Net Minimum
	Lease	Rental	Lease
	Payments	Income	Payments

April 1, 2006 through December 31, 2006	$15,505	$2,368	$13,137
2007	20,509	2,950	17,559
2008	20,640	2,750	17,890
2009	20,339	2,027	18,312
2010	16,035	1,623	14,412
Thereafter	42,896	—	42,896

Total	$135,924	$11,718	$124,206

   Office rent and computer equipment lease expenses charged to operations for the three months ended March 31, 2006 and 2005 were $4.8 million, and $5.0 million, respectively.
   The Firm signed a forbearance agreement with the lessor of certain office space it occupies in San Francisco that provided a reduction in the rent payments from January 1, 2004 to March 16, 2005. The forbearance is to be reimbursed in the event the Firm merges with another entity or meets certain financial thresholds as described in the agreement. The Firm believes it is not probable that the forbearance will be reimbursed in the foreseeable future. The maximum potential amount of future payments that could be required to be made is approximately $3.3 million. There has been no liability recorded on the Firm’s consolidated statement of financial condition for this contingent obligation.
     Fund Capital Commitments
   The Firm’s Asset Management Subsidiaries are the general partners and sponsors of several affiliated investment partnerships. At March 31, 2006, the Firm’s Asset Management Subsidiaries had commitments to invest an additional $6.1 million into these investment partnerships as set forth in the table below. Such commitments may be satisfied by direct investments or through

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
waived management fee contributions and are generally required to be made as investment opportunities are identified by the underlying partnerships.

As of
March 31,
Fund Commitments (in thousands):	2006

Tailwind Capital Partners	$347
Thomas Weisel Venture Partners	101
Global Growth Partners I	2,484
Global Growth Partners II	2,250
Thomas Weisel Healthcare Venture Partners	905

Total Fund Capital Commitments	$6,087

   In addition to the above commitments by the Firm’s Asset Management Subsidiaries, in March 2006, the Firm itself committed approximately $15.0 million to an investment in a Mauritius private equity fund focused on infrastructure investing in India. This commitment may be called in full at any time, although the Firm currently anticipates the funding of this commitment will occur over a three to four year period. The Firm currently anticipates transferring this investment to a private equity fund the Firm sponsors. This commitment is not reflected in the table above.
Guarantees
     Broker-Dealer Guarantees
   The Firm’s customers’ transactions are introduced to the clearing broker for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations to the clearing broker, the Firm may be required to reimburse the clearing broker for losses on these obligations. The Firm has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.
   The Firm is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Firm’s liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Firm to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying consolidated statement of financial condition for these arrangements.
     Employee Retention Program
   Consistent with practice in prior years, guaranteed compensation agreements were entered into during the three months ended March 31, 2006. These obligations are being accrued ratably over the service period of the contracts. Total unaccrued obligations at March 31, 2006 for services to be provided subsequent to March 31, 2006 were $13.4 million, of which $9.3 million, $3.8 million and $0.3 million is to be paid in 2006, 2007 and 2008, respectively.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Director and Officer Indemnification
   In connection with the initial public offering of Thomas Weisel Partners Group, Inc. on February 7, 2006, the Firm entered into agreements that provide indemnification to its directors, officers and other persons requested or authorized by the Board to take actions on behalf of the Firm for all losses, damages, costs and expenses incurred by the indemnified person arising out of such person’s service in such capacity, subject to the limitations imposed by Delaware law. The Firm has not recorded any loss contingency for this indemnification.
     Tax Indemnification Agreement
   In connection with the initial public offering, the Firm entered into a tax indemnification agreement to indemnify the members of Thomas Weisel Partners Group LLC against the full amount of certain increases in taxes that relate to activities of Thomas Weisel Partners Group LLC and its affiliates prior to the Firm’s initial public offering until such time as the end of the statute of limitations relating to any such liability. The tax indemnification agreement included provisions that permit the Firm to control any tax proceeding or contest which might result in it being required to make a payment under the tax indemnification agreement. The Firm has not recorded any loss contingency for this indemnification.
Contingencies
     Loss Contingencies
   The Firm is involved in a number of judicial, regulatory and arbitration matters arising in connection with its business, including those listed below. The outcome of matters the Firm is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Firm’s results of operations in any future period and a significant judgment could have a material adverse impact on the Firm’s financial condition, results of operations and cash flows. The Firm may in the future become involved in additional litigation in the ordinary course of its business, including litigation that could be material to the Firm’s business.
   In accordance with SFAS No. 5, Accounting for Contingencies, the Firm reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount of loss, if any, can be reasonably estimated. Generally, with respect to matters the Firm is involved in, in view of the inherent difficulty of predicting the outcome of these matters, particularly in cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve is established until that time.
   In re Initial Public Offering Securities Litigation — The Firm is a defendant in several purported class actions brought against numerous underwriters in connection with certain initial public offerings in 1999 and 2000. These cases have been consolidated in the United States District Court for the Southern District of New York and generally allege that underwriters accepted undisclosed compensation in connection with the offerings, entered into arrangements designed to influence the price at which the shares traded in the aftermarket and improperly allocated shares in these offerings. The actions allege violations of federal securities laws and seek unspecified damages. Of the 310 issuers named in these cases, the Firm acted as a co-lead

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
manager in one offering, a co-manager in 32 offerings, and as a syndicate member in 10 offerings. The Firm has denied liability in connection with these matters. On June 10, 2004, plaintiffs entered into a definitive settlement agreement with respect to their claims against the issuer defendants and the issuers’ present or former officers and directors named in the lawsuits. On June 14, 2004, those parties jointly moved for approval of the proposed settlement. By a decision dated October 13, 2004, the federal district court granted plaintiffs’ motion for class certification, and the underwriter defendants have petitioned the U.S. Court of Appeals for the Second Circuit to review that certification decision. The Second Circuit has granted that petition, and appellate briefing is underway. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   Research Matters. During 2004, the Firm entered into a settlement with the SEC, NYSE, NASD and various state securities regulators to resolve charges that a portion of our research was improperly influenced in order to obtain investment banking business in violation of federal or state securities law. During the year ended December 31, 2004, we settled the matter with the various regulators for a total of $10 million in fines and disgorgement and $2.5 million for the provision of independent research over a five-year period. These settlement amounts had previously been accrued by the Firm during the year ended December 31, 2002. Additionally, in 2004, the Firm escrowed $1.25 million to pay costs associated with an independent consultant to procure the independent research noted above. Such costs will be expensed by the Firm as they are incurred. On February 14, 2006, Newline Corporate Name Ltd. (UK), a member of the syndicate that underwrote our investment banking errors and omissions insurance policy, filed a complaint seeking declaratory relief regarding insurance obligations in connection with this matter and seeking repayment of approximately $3.8 million of amounts previously disbursed to the Firm in connection with this settlement. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend against them.
   In re Friedman’s Inc. Securities Litigation — In September 2003, the Firm acted as lead manager on a follow-on offering of common stock of Friedman’s Inc. Plaintiffs have filed a purported class action suit against Friedman’s and its directors, senior officers and outside accountant as well as Friedman’s underwriters, including the Firm, in the United States District Court for the Northern District of Georgia, alleging that the registration statement for the offering and a previous registration statement dated February 2, 2002 were fraudulent and materially misleading because they overstated revenue and inventory, understated allowances for uncollectible accounts, and failed to properly account for impairment of a particular investment. Friedman’s is currently operating its business in bankruptcy. The Firm has denied liability in connection with this matter. A consolidated amended complaint has been filed in this matter. On September 7, 2005, the court denied the underwriters’ motion to dismiss. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   In re Tellium, Inc. Securities Litigation — The Firm is a defendant in a purported class action litigation brought in connection with Tellium, Inc.’s initial public offering in May 2001. The most recent amended complaint, filed in the United States District Court for the District of New Jersey, alleges claims for securities fraud against Tellium and certain of its directors and senior officers as well as Tellium’s underwriters, including the Firm and one of its former employees. The Firm has denied liability in connection with this matter. On June 30, 2005, the court entered an order that dismissed all of the claims against the Firm and the former employee of the Firm, except for a claim limited to an alleged misstatement in the registration statement relating to the

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
relationship between Tellium and one of its customers. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   In re AirGate PCS, Inc. Securities Litigation — The Firm is a defendant in a purported class action litigation brought in connection with a secondary offering of AirGate PCS, Inc. in December 2001. The complaint, filed in the United States District Court for the Northern District of Georgia on May 17, 2002, alleges violations of federal securities laws against AirGate and certain of its directors and officers as well as AirGate’s underwriters, including the Firm, based on alleged misstatements and omissions in the registration statement. The underwriters’ motion to dismiss was granted by the court in September 2005. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm should these claims be reasserted.
   In re First Horizon Pharmaceutical Corporation Securities Litigation — The Firm is a defendant in a purported class action litigation brought in connection with a secondary offering of First Horizon Pharmaceutical Corporation in April 2002. The consolidated amended complaint, filed in the United States District Court for the Northern District of Georgia on September 2, 2003, alleges violations of federal securities laws against First Horizon and certain of its directors and officers as well as First Horizon’s underwriters, including the Firm, based on alleged false and misleading statements in the registration statement and other documents. The underwriters’ motion to dismiss was granted by the court in September 2004. The plaintiffs have appealed to the United States Court of Appeals for the 11th Circuit. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   In re Merix Securities Litigation — The Firm is a defendant in a purported class action suit brought in connection with an offering involving Merix Corporation in which it served as co-lead manager for Merix. Plaintiffs have filed suit against Merix and certain of its directors and senior officers as well as Merix’s underwriters, alleging false and misleading statements in the registration statement. On September 15, 2005, the United States District Court for the District of Oregon entered an order dismissing all claims against the underwriter defendants, including the Firm, and the Merix defendants. A portion of the claim under Section 12(a)(2) of the Securities Exchange Act of 1934 was dismissed with prejudice, and the remainder of that claim and the Section 11 claim were dismissed with leave to re-file. Plaintiffs have subsequently filed an amended complaint. The Firm has denied liability in connection with this matter. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   Borghetti v. Campus Pipeline — A putative shareholder derivative action was brought in the Third Judicial District Court in Salt Lake County, Utah on October 5, 2004 against Campus Pipeline in connection with a sell-side mergers and acquisitions engagement in which the Firm acted as a financial advisor to Campus Pipeline. Plaintiffs alleged breach of fiduciary duty, fraud and similar related claims against Campus Pipeline’s directors, officers, attorneys and the Firm. On May 3, 2005, the court granted in part and denied in part the Firm’s motion to dismiss, dismissing all claims against us except the breach of fiduciary duty claim. The Firm has denied liability in connection with this matter. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   In re Leadis Technology, Inc. Securities Litigation. The Firm has been a defendant in a purported class action litigation brought in connection with Leadis Technology, Inc.’s initial public offering in June 2004. The consolidated complaint, filed in the United States District

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Court for the Northern District of California on August 8, 2005, alleged violations of federal securities laws against Leadis and certain of its directors and officers as well as the company’s underwriters, including the Firm, based on alleged misstatements and omissions in the registration statement. On March 1, 2006 the complaint against the Firm in this matter was dismissed by the court with prejudice. Subsequently, on March 28, 2006, the plaintiffs in this matter appealed the dismissal. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend against them.
   IRS Information Requests Relating to Tax Products — The Firm has received requests for information from the Internal Revenue Service, or IRS, regarding its referrals of clients to a third-party provider of tax products in 1999, 2000 and 2001. The Firm has cooperated with these requests and believes to have complied with all material regulatory requirements as a referring party. The IRS has recently extended offers of settlement to promoters and organizers of similar tax planning products. The Firm has also received one of these offers of settlement, which contains a methodology for potential resolution of this matter, but the Firm continues to believe that it was a referring party and not a promoter or organizer of these tax products. However, if the IRS subsequently charges that these products were “tax shelters” and that the Firm was required to make certain disclosures and registrations as a promoter or organizer of these tax products, the Firm could be liable for monetary penalties. The Firm believes it has substantial support for its position and intends to vigorously defend against any alleged penalties should they be assessed.

Note 13 —	Financial Instruments with Off-Balance Sheet Risk, Credit Risk or Market Risk

Concentration of Credit Risk and Market Risk
   The majority of TWP’s transactions, and consequently the concentration of its credit exposure, is with its clearing broker. The clearing broker is also the primary source of short-term financing (securities sold, not yet purchased) for the Firm, which is collateralized by cash and securities owned by TWP and held by the clearing broker. TWP’s securities owned may be pledged by the clearing broker. The amount receivable from the clearing broker represents amounts receivable in connection with the trading of proprietary positions and the clearance of customer securities transactions. As of March 31, 2006, TWP’s cash on deposit with the clearing broker was not collateralizing any liabilities to the clearing broker.
   In addition to the clearing broker, TWP is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, TWP may be exposed to credit risk. TWP seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.
   TWP’s trading activities include providing securities brokerage services to institutional and retail clients. To facilitate these customer transactions, TWP purchases proprietary securities positions (“long positions”) in equity securities, convertible and other fixed income securities. TWP also enters into transactions to sell securities not yet purchased (“short positions”), which are recorded as liabilities on the statement of financial condition. TWP is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as TWP’s ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. To mitigate

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by TWP. The associated interest rate risk of these securities is not deemed material to TWP. Brokerage revenue is primarily attributable to commissions paid by customers from brokerage transactions in equity and convertible debt securities, net trading gains and losses and advisory fees paid to the Firm in the Firm’s private client services group.
   The Firm is also exposed to market risk through its investments in partnership investments and through certain loans to employees collateralized by such investments.
   Included in accrued compensation is an employment agreement whose value is indexed to publicly traded shares of an unrelated entity. This agreement is considered a derivative under applicable GAAP and, accordingly, is being marked to market through compensation and benefits expense in the statement of operations. The fair value of this derivative is $2.4 million at March 31, 2006. The Firm has also reduced its exposure to fluctuations in the underlying security by purchasing an identical number of shares of the underlying security. In accordance with the Firm’s stated accounting policy, these shares are carried at market value with fluctuations in value reflected in brokerage revenues in the statement of operations.

Note 14 —	Regulated Subsidiaries
   TWP is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (the “Net Capital Rule”) under the Securities Exchange Act of 1934 administered by the SEC and NYSE, which requires the maintenance of minimum net capital. TWP has elected to use the alternative method to compute net capital as permitted by the Net Capital Rule, which requires that TWP maintain minimum net capital, as defined, of $1.0 million. These rules also require TWP to notify and sometimes obtain approval from the SEC and NYSE for significant withdrawals of capital or loans to affiliates.
   Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.
   The table below summarizes the net capital requirement at March 31, 2006 for TWP (in thousands):

	March 31, 2006

	Required		Excess Net
	Net Capital	Net Capital	Capital

Thomas Weisel Partners LLC	$1,000	$46,796	$45,796
   In addition, TWPIL, a registered U.K. broker-dealer, is subject to the capital requirements of the Securities and Futures Authority Limited. As of March 31, 2006, TWPIL was in compliance with its local capital adequacy requirements.

Note 15 —	Subordinated Borrowings
   In 2005, the Firm put in place a new subordinated borrowing facility with National Financial Services LLC, the clearing broker to which the Firm will be transferring its clearing activities in the second quarter of 2006. The facility is in the form of a revolving note and cash subordination

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
agreement. The terms of the revolving note are defined in an agreement approved by the NYSE and such borrowings, if drawn upon, are available to the Firm in computing net capital under the Net Capital Rule. To the extent that this note would be required for the Firm’s continued compliance with minimum net capital requirements (see Note 14 — Regulated Subsidiaries), it may not be repaid. No amounts were drawn on the facility during the three months ended March 31, 2006.

Note 16 —	Subsequent Events
   On April 24, 2006, the Firm filed a new registration statement with the SEC to register the sale of up to 2,000,000 shares of common stock by the Firm and up to an additional 2,500,000 shares of common stock by selling stockholders. The registration statement will also cover the sale of up to an additional 675,000 shares by the Firm and selling stockholders in connection with an over-allotment option expected to be granted to the underwriters of the offering.

Note 17 —	Pro Forma, as Adjusted
   The Firm completed its initial public offering on February 7, 2006 and converted to a C corporation from a limited liability company at this date. This conversion was the result of a series of reorganization transactions that were carried out to cause Thomas Weisel Partners Group, Inc. to succeed to the business of the Thomas Weisel Partners Group LLC (also see Note 3 — Shareholders’ and Members’ Equity (Deficit)). The pro forma, as adjusted amounts presented on the face of the Firm’s consolidated statement of operations are based upon the Firm’s historical consolidated financial statements as adjusted to reflect the reorganization transactions as though they had taken place on January 1, 2006.

Interest Expense, Preferred Dividends and Accretion
   The pro forma, as adjusted information included in the consolidated statement of operations reflects interest expense that would have been incurred and preferred dividends and accretion that would not have been incurred had the following taken place on January 1, 2006:

•	the issuance of common stock in exchange for all of the Class A members’ interests and all of the Class C convertible preference stock;

•	the issuance of common stock, a $10.0 million principal unsecured, senior floating-rate note and a $10.0 million principal unsecured, senior non-interest bearing note in exchange for all of the Class D convertible preference stock;

•	the issuance of common stock, a $13 million principal unsecured, senior floating-rate note and a warrant, with a fair value of $4.6 million determined by applying the Black-Scholes option pricing model with an exercise price of $15 based on the initial public offering price of $15 per share, for the purchase of 486,486 of the Firm’s common shares.
   On a pro forma basis, net revenues for the three months ended March 31, 2006 were decreased by the estimated interest expense for the notes payable of $0.1 million. In addition, net income attributable to common shareholders was increased by $1.6 million to reflect the elimination of preferred dividends and accretion.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes
   The pro forma, as adjusted information included in the consolidated statement of operations reflects income taxes that would have been incurred had the Firm been converted to a C corporation and subjected to tax on its income beginning January 1, 2006. Prior to the reorganization of the Firm from a limited liability company to a corporation, all income and losses of the Firm were reportable by the individual members of the limited liability company in accordance with U.S. federal and state income tax regulations.
   On a pro forma basis, tax benefit for the three months ended March 31, 2006 was decreased by the estimated additional tax expense of $1.5 million as if the Firm was a corporation beginning January 1, 2006. The additional tax expense is attributable to the Firm’s effective tax rate, a combination of federal, state and local income tax rates, of 43% applied to the Firm’s pro forma net income for the period beginning January 1, 2006 through February 6, 2006.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Thomas Weisel Partners Group, Inc. and Subsidiaries
   We have audited the accompanying consolidated statements of financial condition of Thomas Weisel Partners Group, Inc. and subsidiaries (formerly Thomas Weisel Partners Group LLC and subsidiaries) (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Thomas Weisel Partners Group, Inc. and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
San Francisco, California
March 28, 2006

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	As of December 31,

	2005	2004

	(In thousands)
ASSETS
Cash and cash equivalents	$90,193	$57,993
Restricted cash and cash segregated under federal or other regulations	10,517	8,634
Securities owned — at market value	98,527	124,855
Receivable from clearing broker	9,555	10,672
Corporate finance and syndicate receivables (net of allowance for doubtful accounts of $0 at December 31, 2005 and $925 at December 31, 2004)	10,479	9,889
Investments in partnerships and other securities	43,552	39,782
Furniture, equipment, and leasehold improvements — net of accumulated depreciation and amortization	29,600	37,704
Receivables from related parties (net of allowance for doubtful loans of $3,316 at December 31, 2005 and $3,892 at December 31, 2004)	4,911	6,213
Other assets	15,489	13,432

TOTAL ASSETS	$312,823	$309,174

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE STOCK AND MEMBERS’ DEFICIT
LIABILITIES:
Securities sold, but not yet purchased — at market value	$84,986	$78,242
Accrued compensation	42,889	35,162
Accrued expenses and other liabilities	48,671	44,734
Payable to customers	3,343	3,732
Capital lease obligations	445	2,502
Notes payable	19,094	13,834

Total liabilities	199,428	178,206

COMMITMENTS AND CONTINGENCIES
REDEEMABLE CONVERTIBLE PREFERENCE STOCK:
Class C redeemable preference shares	48,792	46,635
Class D redeemable convertible shares	100,000	100,000
Class D-1 redeemable convertible shares	75,000	75,000

Total redeemable convertible preference stock	223,792	221,635
MEMBERS’ EQUITY (DEFICIT):
Paid-in capital:
Class A shares	26,442	27,752
Accumulated earnings (deficit)	(136,530)	(118,122)
Accumulated other comprehensive income (loss)	(309)	(297)

Total members’ equity (deficit)	(110,397)	(90,667)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE STOCK AND MEMBERS’ EQUITY (DEFICIT)	$312,823	$309,174

PRO FORMA, AS ADJUSTED (UNAUDITED)*
Pro forma cash and cash equivalents	$87,855
Pro forma deferred tax asset	12,462
Pro forma total assets	322,947
Pro forma capital lease obligations and notes payable	49,267
Pro forma total redeemable preference shares (Classes C, D and D-1)	—
Pro forma paid-in capital Class A shares	—
Pro forma common stock, par value $0.01 per share	173
Pro forma additional paid-in capital	202,841
Pro forma accumulated equity (deficit)	(106,576)
Pro forma stockholders’ equity	96,129

*	See Note 17 to the consolidated financial statements.
See accompanying notes to the consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,

	2005	2004	2003

	(In thousands, except
	share and per share data)
REVENUES:
Brokerage	$138,497	$154,746	$139,391
Investment banking	75,300	84,977	82,414
Asset management	36,693	44,009	41,598
Interest income	5,510	3,148	2,116

Total revenues	256,000	286,880	265,519
Interest expense	(5,114)	(3,470)	(3,615)

Net revenues	250,886	283,410	261,904

EXPENSES EXCLUDING INTEREST:
Compensation and benefits	154,163	146,078	127,184
Floor brokerage and trade execution	26,873	31,105	30,777
Communications and data processing	17,457	18,818	23,593
Depreciation and amortization	9,146	10,055	16,789
Marketing and promotion	11,898	13,776	11,973
Occupancy and equipment	15,884	18,551	24,226
Other expense	20,336	20,301	15,563

Total expenses	255,757	258,684	250,105

INCOME (LOSS) BEFORE TAX	(4,871)	24,726	11,799
Provision for taxes	2,187	2,044	1,342

NET INCOME (LOSS)	(7,058)	22,682	10,457

LESS: PREFERRED DIVIDENDS
Class D redeemable convertible shares	(7,000)	(7,000)	(7,000)
Class D-1 redeemable convertible shares	(3,750)	(3,750)	(3,750)
LESS: ACCRETION OF CLASS C
REDEEMABLE PREFERENCE STOCK	(4,904)	(5,011)	(4,630)

INCOME (LOSS) ATTRIBUTABLE TO CLASS A, B, AND C SHAREHOLDERS	$(22,712)	$6,921	$(4,923)

PRO FORMA, AS ADJUSTED (UNAUDITED) *
Pro forma net revenues	$249,116
Pro forma income (loss) before tax	(6,641)
Pro forma tax expense (benefit)	(1,343)
Pro forma net income (loss)	(5,298)
Pro forma preferred dividends and accretion	—
Pro forma net income (loss) attributable to common shareholders	(5,298)
Pro forma diluted income (loss) per share	$(0.31)
Pro forma weighted average number of common shares outstanding:
Basic	17,347
Diluted	17,347
Pro forma book value per share	$5.54

*	See Note 17 to the consolidated financial statements.
See accompanying notes to the consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP, INC. AND SUBSIDIARIES
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ DEFICIT
YEARS ENDED DECEMBER 31, 2003, 2004, AND 2005

		Accumulated
	Paid-in	Other
	Capital	Comprehensive	Accumulated
	Class A	Loss	Deficit	Total

	(In thousands)
BALANCE — At December 31, 2002	$27,470	$(346)	$(113,239)	$(86,115)

Net income (loss)	—	—	10,457	10,457
Other comprehensive income (loss) — Foreign currency translation adjustment	—	50	—	50

Total comprehensive income (loss)	—	50	10,457	10,507
Contributions — Class A shares	4,205	—	—	4,205
Capital withdrawal	(15)	—	—	(15)
Reallocation of prior over-distribution	(3,373)	—	3,373	—
Reversal of prior over-distribution — Class B shares	—	—	59	59
Distributions:
Class D redeemable convertible shares	—	—	(7,000)	(7,000)
Class D-1 redeemable convertible shares	—	—	(3,750)	(3,750)
Accretion of Class C redeemable convertible preference stock	—	—	(4,630)	(4,630)

BALANCE — At December 31, 2003	28,287	(296)	(114,730)	(86,739)

Net income (loss)	—	—	22,682	22,682
Other comprehensive income (loss) — Foreign currency translation adjustment	—	(1)	—	(1)

Total comprehensive income (loss)	—	(1)	22,682	22,681
Contributions — Class A shares	4,770	—	—	4,770
Capital withdrawal	(1,868)	—	—	(1,868)
Reallocation of prior over-distribution	(3,437)	—	3,437	—
Distributions:
Class B shares	—	—	(13,750)	(13,750)
Class D redeemable convertible shares	—	—	(7,000)	(7,000)
Class D-1 redeemable convertible shares	—	—	(3,750)	(3,750)
Accretion of Class C redeemable convertible preference stock	—	—	(5,011)	(5,011)

BALANCE — At December 31, 2004	27,752	(297)	(118,122)	(90,667)

Net income (loss)	—	—	(7,058)	(7,058)
Other comprehensive income (loss) — Foreign currency translation adjustment	—	(12)	—	(12)

Total comprehensive income (loss)	—	(12)	(7,058)	(7,070)
Contributions — Class A shares	3,196	—	—	3,196
Capital withdrawal	(202)	—	—	(202)
Reallocation of prior over-distribution	(4,304)	—	4,304	—
Distributions:
Class D redeemable convertible shares	—	—	(7,000)	(7,000)
Class D-1 redeemable convertible shares	—	—	(3,750)	(3,750)
Accretion of Class C redeemable convertible preference stock	—	—	(4,904)	(4,904)

BALANCE — At December 31, 2005	$26,442	$(309)	$(136,530)	$(110,397)

See accompanying notes to the consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP, INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31,

	2005	2004	2003

	(In thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(7,058)	$22,682	$10,457
Noncash items included in net income (loss):
Depreciation and amortization of fixed assets	9,146	10,055	16,789
Provision for regulatory investigation		1,750	—
Amortization of intangible asset		323	411
Write-off of fixed assets		1,282	3,454
Provision for doubtful accounts receivable from related parties	1,017	72	1,435
Provision for doubtful accounts	225	—	(1,225)
Provision for lease loss	675	740	1,440
Deferred rent expense	718	1,600	344
Unrealized and realized (gains) losses on partnership investments	(7,748)	(9,457)	(7,739)
Write-off of intangible asset, net of related liability		1,074	—
Other	(12)	(83)	565
Net effect of changes in operating assets and liabilities:
Cash segregated under federal or other regulations	380	(2,861)	(1,568)
Securities owned and securities sold, but not yet purchased — net	30,991	(42,969)	64,261
Corporate finance and syndicate receivables	(790)	7,918	(9,623)
Distributions from investment partnerships	8,600	5,840	1,442
Other assets	(2,177)	1,257	7,291
Receivable from/payable to clearing broker — net	1,118	19,298	(52,560)
Accrued expenses and other liabilities	(2,140)	(7,800)	(3,159)
Payable to customers	(389)	2,357	1,137
Accrued compensation	7,727	12,455	(9,037)

Net cash provided by operating activities	40,283	25,533	24,115

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of furniture, equipment, and leasehold improvements	(951)	(1,485)	(1,638)
Sale of furniture, equipment, and leasehold improvements	282	100	—
Acquisition of intangible asset	(243)	(520)	(623)
Restricted cash deposits	(2,263)	—	(2,964)
Partnership investments purchased	(2,731)	(8,568)	(1,933)
Proceeds from sale of investments	3,250	—	1,179

Net cash used in investing activities	(2,656)	(10,473)	(5,979)

CASH FLOW FROM FINANCING ACTIVITIES:
Repayment of capital lease obligation	(970)	(2,200)	(2,830)
Repayments of notes payable	(4,168)	(5,102)	(21,963)
Proceeds from notes payable	7,967	5,500	12,000
Contributions from members	3,196	4,770	4,205
Distributions to members	(10,750)	(32,794)	(4,192)
Withdrawals of capital	(702)	(2,068)	(1,514)

Net cash used in financing activities	(5,427)	(31,894)	(14,294)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,200	(16,834)	3,842
CASH AND CASH EQUIVALENTS — Beginning of year	57,993	74,827	70,985

CASH AND CASH EQUIVALENTS — End of year	$90,193	$57,993	$74,827

SUPPLEMENTAL CASH FLOW DISCLOSURE — Cash paid for interest	$4,262	$3,408	$3,720

Non-cash investing and financing activities:
Acquired fixed assets under capital lease	374	368	—
Increase (decrease) in member distributions payable	—	(8,294)	6,500
Note payable refinanced	4,667	—	—
Capital lease refinanced by note payable	1,461	—	—
See accompanying notes to the consolidated financial statements.

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts and unless otherwise indicated)

1.	Organization
   Thomas Weisel Partners Group, Inc., together with its subsidiaries (collectively, the “Firm”), is an independent investment banking firm headquartered in San Francisco, with additional offices in Silicon Valley, Boston, New York City and Mumbai, India. In connection with the closing of the initial public offering of Thomas Weisel Partners Group, Inc. on February 7, 2006, a number of reorganization transactions were carried out in order to cause Thomas Weisel Partners Group, Inc., a Delaware corporation, to succeed to the business of Thomas Weisel Partners Group LLC.
   The Firm operates and is managed as a single operating segment providing investment services to its clients. The Firm offers a wide range of services including securities brokerage, investment banking and asset management products. The Firm’s business is organized into four principal business lines: (i) investment banking; (ii) brokerage; (iii) equity research and (iv) asset management. Because the Firm operates on an integrated basis to meet the needs of its clients, the Firm does not identify or manage assets or expenses resulting from any service, or class of service, as a separate operating segment.
   The Firm conducts its brokerage and investment banking business primarily through its wholly-owned subsidiary, Thomas Weisel Partners LLC (TWP), a limited liability company formed on September 18, 1998 under the laws of the State of Delaware. TWP is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. (“NYSE”), American Stock Exchange and the National Association of Securities Dealers, Inc. (“NASD”). TWP is also a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association. TWP introduces on a fully disclosed basis its proprietary and customer securities transactions to another broker dealer for clearance and settlement. In August 2005, Thomas Weisel Partners, Mauritius (TWPM), a wholly-owned subsidiary of TWP, and Thomas Weisel International Private Limited (TWIPL), a wholly-owned subsidiary of TWP, both were formed under the laws of Mauritius and India, respectively. In October 2005, TWIPL was approved by the NYSE as a branch of TWP.
   Thomas Weisel Partners International Limited (TWPIL) is a U.K. broker-dealer registered with the Securities and Futures Authority Limited. The Firm also provides asset management services for sophisticated investors through its wholly-owned subsidiaries, Thomas Weisel Capital Management LLC (TWCM), TWCP LLC (formerly, Tailwind Capital Partners LLC) (TCP), Thomas Weisel Venture Partners LLC (TWVP), Thomas Weisel Healthcare Venture Partners LLC (TWHVP), Thomas Weisel Global Growth Partners LLC (TWGGP) and Thomas Weisel Asset Management LLC (TWAM). TWP, TWCM, TWAM and TWGGP are registered as investment advisers under the Investment Advisers Act of 1940. The Firm also offers insurance products through its wholly-owned subsidiary, Thomas Weisel Partners Insurance Services (TWPIS).

2.	Significant Accounting Policies
   Basis of Presentation — These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions regarding future events that affect the amounts reported in our financial statements and these footnotes, including investment valuations, compensation accruals and other matters. Management believes that the estimates used in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ materially from those estimates.

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
   The consolidated financial statements include the accounts of Thomas Weisel Partners Group, Inc., and its wholly-owned subsidiaries. Accordingly all intercompany balances and transactions have been eliminated.
   Brokerage Revenue — The majority of the Firm’s brokerage revenue is derived from commissions generated from securities brokerage transactions in listed and over-the-counter equities and convertible debt securities. Commission revenues and related expenses resulting from securities transactions executed are recorded on a trade date basis. Brokerage revenue also includes net trading gains and losses as substantially all of the trading operations are conducted in facilitation of customer orders. In addition, brokerage revenue includes fees paid for investment advisory services provided through the Firm’s private client services group to both institutional and high-net-worth individual investors, based on the value of assets under management. These fees are recognized in income as earned. The amount of fee-based revenue from private client services that was included within brokerage revenue was $15.6 million, $11.9 million and $10.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.
   Investment Banking Revenue — Investment banking revenues include underwriting and private placement agency fees earned through the Firm’s participation in public offerings and private placements of equity and convertible debt securities and fees earned as a financial advisor in mergers and acquisitions and similar transactions. Underwriting revenues are earned in securities offerings in which the Firm acts as an underwriter and include management fees, selling concessions and underwriting fees. Management fees are recorded on the offering date, selling concessions on the trade date, and underwriting fees at the time the underwriting is completed and the related income is reasonably determinable. Syndicate expenses related to securities offerings in which the Firm acts as underwriter or agent are deferred until the related revenue is recognized. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Underwriting revenues are presented net of related expenses. Unreimbursed expenses associated with private placement and advisory transactions are recorded as non-compensation expenses. The total amount of underwriting revenues including private placements and the total amount of merger and acquisition fees and other advisory service revenues that were included within investment banking revenues, is as follows:

	Years Ended December 31,

	2005	2004	2003

	(In millions)
Investment Banking Revenues:
Underwriting revenues including private placements	$43.4	$56.9	$56.8
Merger and acquisition fees and other advisory service revenues	$31.9	$28.1	$25.6

Total	$75.3	$85.0	$82.4

   Asset Management Revenue — Management fees may be earned from either managing investment partnerships sponsored by TWCM, TCP, TWVP, TWHVP, TWGGP and TWAM (the Asset Management Subsidiaries) or through transaction and other services provided to portfolio companies owned by the investment partnerships. Such fees are recorded as services are provided pursuant to contractual agreements. Management fees earned from investment partnerships

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
generally provide that each of the Asset Management Subsidiaries is paid a monthly or quarterly fee based upon either committed capital or assets under management, depending upon the nature of the investment product. Fees earned from portfolio companies are recorded when the underlying transaction is completed under the terms of the agreement. Also included in asset management revenues are the gains and losses from revaluation of the Firm’s investments, which are carried on the Consolidated Statement of Financial Condition within Investments in partnerships and other securities and certain investments held in Other assets.
   Customer Concentration — There is a concentration in brokerage revenues among the Firm’s ten largest brokerage clients, as follows:

	Years Ended December 31,

	2005	2004	2003

Revenues	$44,985	$49,653	$34,534
% of brokerage revenues	32%	32%	25%
   Merger and acquisition fees and other advisory revenues for 2005 included revenues of approximately $13.2 million generated from multiple advisory services performed for a single client.
   Use of Estimates — The preparation of the Firm’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates may relate to the valuation of securities owned and securities sold, but not yet purchased, the allowance for doubtful accounts for receivables, the valuation of investment partnerships and other securities, the provision for lease losses, the valuation of intangible assets and accruals for legal and other contingent liabilities. Actual amounts could differ from those estimates and such differences could be material to the consolidated financial statements.
   Cash and Cash Equivalents — The Firm considers highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include cash held by the clearing broker of $58.6 million and $42.5 million as of December 31, 2005 and 2004, respectively.
   Restricted Cash and Cash Segregated Under Federal or Other Regulations — The restricted cash and cash segregated under Federal or other regulations consists of cash, deposits and short term investments. The balance includes restricted cash and restricted deposits as collateral for letters of credit related to lease commitments. In addition, the Firm maintained cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

	December 31,

	2005	2004	2003

Restricted cash	$4,241	$2,241	$2,241
Restricted deposits	2,227	1,964	1,964
Special reserve account	4,049	4,429	1,568
   Securities Owned and Securities Sold, but not yet Purchased — Securities owned and securities sold, but not yet purchased, are recorded on a trade date basis. Realized and unrealized gains and/or losses have been reflected within brokerage revenues in the consolidated statement

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
of operations. Equity securities are carried at market value which is determined using quoted market prices when available. Convertible debt securities and other fixed income securities are carried at market value determined using dealer quotes, recent transactions and comparable fixed income values.
   Furniture, Equipment and Leasehold Improvements — Fixed assets, including office equipment, hardware and software and leasehold improvements, are stated at cost, net of accumulated depreciation and amortization. Depreciation of furniture, equipment and computer hardware and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset, as appropriate.
   The Firm capitalizes certain costs of computer software developed or obtained for internal use and amortizes the amounts over the estimated useful life of the software, generally not exceeding three years.
   Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.
   Leases — Leases are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 13, Accounting for Leases. These leases are classified as either capital or operating as appropriate. For capital leases, the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the useful life of the asset.
   Liability for Lease Losses — Included in accrued expenses and other liabilities is a liability for lease losses related to office space that the Firm sub-leased or abandoned due to staff reductions. The Firm estimates its liability for lease losses as the net present value of the differences between lease payments and receipts under sublease agreements (if any).
   Receivable from Clearing Broker — TWP clears customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to such transactions. TWP has indemnified the clearing broker for any losses as a result of customer nonperformance.
   Fair Value of Financial Instruments — Investments in partnerships and other investments are recorded at estimated fair value. The fair value of all other financial assets and liabilities (consisting primarily of corporate finance and syndicate receivables, receivable from clearing broker and notes payable and certain other assets) are considered to approximate their recorded value as they are short-term in nature or are subject to frequent repricing.
   Corporate Finance and Syndicate Receivables — Corporate finance and syndicate receivables include receivables relating to the Firm’s investment banking or advisory engagements. The Firm records an allowance for doubtful accounts on these receivables on a specific identification basis.
   Partnership Investments — Partnership investments consist of the Firm’s general partnership interest in investment partnerships, which it manages through the Asset Management Subsidiaries. These investments are accounted for on the fair value method based on the Asset Management Subsidiaries’ percentage interest in the underlying partnerships. The net assets of the investment partnerships consist primarily of investments in marketable and non-marketable securities. The underlying investments held by such partnerships are valued based on quoted

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
market prices, or estimated fair value if there is no public market. Such estimates of fair value of the partnerships’ non-marketable investments are ultimately determined by the Asset Management Subsidiaries in their capacities as general partner. Due to the inherent uncertainty of valuation, fair values of these non-marketable investments may differ from the values that would have been used had a ready market existed for these investments, and the differences could be material.
   The Asset Management Subsidiaries earn management fees from the investment partnerships which they manage. Such management fees are generally based on the net assets or committed capital of the underlying partnerships. In addition, the Asset Management Subsidiaries are entitled to allocations of the appreciation and depreciation in the fair value of the underlying partnerships from their general partnership interests in the partnerships. Such allocations are based on the terms of the respective partnership agreements. The Asset Management Subsidiaries have agreed in certain cases to waive management fees, in lieu of making a cash contribution, in satisfaction of the general partner investment commitments to the investment partnerships.
   The Asset Management Subsidiaries are entitled to receive incentive fee allocations from the investment partnerships (i.e., an increased share of a partnership’s appreciation in fair value) when the return on the partnership’s investments exceeds certain threshold returns. These additional allocations are computed in accordance with the underlying partnership agreements and are based on investment performance over the life of each investment partnership, and future investment underperformance may require amounts distributed to the Asset Management Subsidiaries to be returned to the partnership.
   Redeemable Convertible Preference Stock — Redeemable convertible preference shares include Class C, D, and D-1 preferred shares. The preferred shares provide a redemption option to their holders and are classified outside of permanent equity. The Firm applied EITF D-98, Classification and Measurement of Redeemable Securities, to account for its redeemable preferred stock. EITF D-98 requires use of the current redemption value at the date of issue as the initial carrying amount of redeemable preferred stock and, if currently redeemable, the security should be adjusted to its redemption amount at each balance sheet date. Accretion of redeemable preferred stock, representing an increase or decrease in the carrying amount of the stock during the period, is charged directly against retained earnings (deficit) and reduces or increases income attributable to Class A and Class C shareholders as disclosed on the face of our consolidated statement of operations. The Firm’s Class C shares are valued at the current redemption value equal to redemption price that results in a 12% internal rate of return on aggregate capital contributions, net of disbursements, at each balance sheet date (see Note 3). The Firm’s Class D and D-1 shares are valued at the redemption price equal to the net aggregate contributions. Preferred dividends for the Class D and D-1 shares are charged directly against retained earnings (deficit) and reduce income attributable to Class A, B and C shareholders.
   Compensation and Benefits — Includes salary, bonus (both discretionary awards and guaranteed amounts), severance, as well as all employee benefits. Bonus is accrued over the service period to which it relates. In the case of guaranteed amounts, the service period is defined by the contract, whereas the service period for discretionary awards is defined by the payment dates and the conditions, if any, that must be fulfilled in order to receive the award. Class B Shareholders are employee owners in the Firm. These individuals (the Partners) may also receive periodic distributions of operating proceeds which are reported in the Statement of Changes in Members’ Equity as distributions. The amount of cash distributions received by the Partners was $0 million,

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
$13.8 million and $0 million for the years ended December 31, 2005, 2004 and 2003, respectively.
   Provision for Taxes — Prior to the reorganization, all income and losses of the Firm were reportable by the individual members of the Firm in accordance with the Internal Revenue Code and, accordingly, the U.S. federal and state income taxes payable by the members, based upon their share of the Firm’s net income, have not been reflected in the accompanying consolidated financial statements. The Firm was liable for local unincorporated business tax on business conducted in New York City, City of San Francisco business tax and income tax on current income realized by its foreign subsidiary.
   After the reorganization, the Firm accounts for taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes”, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities.
   Comprehensive Income — Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that are recorded as an element of members’ equity but are excluded from net income. The Firm’s other comprehensive income is comprised of foreign currency translation adjustments.
   Foreign Currency Translation — Assets and liabilities denominated in non-U.S. currencies are translated at the rate of exchange prevailing on the date of the statement of financial condition, and revenues and expenses are translated at average rates of exchange for the period. Gains (losses) on translation of the financial statements are from the Firm’s UK subsidiary and the Firm’s subsidiaries in Mauritius and India where the functional currency is not the U.S. dollar, was not material for each of the years ended December 31, 2005, 2004 and 2003, respectively, and is reflected as a component of accumulated other comprehensive loss. Gains and losses on foreign currency transactions, which are not significant, are included in the consolidated statement of operations.
     New Accounting Pronouncements
   FASB Interpretation (FIN) No. 46-R. In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46-R, Consolidation of Variable Interest Entities (FIN 46-R). FIN No. 46-R replaced FIN No. 46, which was issued in January 2003. FIN 46-R defines variable interests and specifies the circumstances under which the consolidation of a variable interest entity (VIE) will be required. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. For all public enterprises that are not small business issuers, FIN 46-R is applied to all variable interest entities by the end of the first reporting period ending after March 15, 2004, i.e., the fiscal year ended December 31, 2004. The Firm evaluated the requirements under FIN No. 46-R and determined that the Firm does not have any variable interest entities where it is the primary beneficiary.
   Emerging Issues Task Force Issue No. 04-5 (EITF 04-5). In June 2005, the EITF reached a consensus on EITF 04-5, Determining whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
Rights. This consensus applies to entities not within the scope of FIN 46-R, in which the investor is the general partner in a limited partnership. The consensus requires the general partner to consolidate the limited partnership unless it overcomes the presumption of control. The general partner may overcome this presumption and not consolidate the limited partnership if the limited partners have: (a) the ability to liquidate the limited partnership or otherwise remove the general partner through substantive “kick-out rights” that can be exercised without having to demonstrate cause; or (b) substantive participating rights in managing the partnership. This consensus became effective on June 29, 2005 for all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified. For all other general partnerships, the consensus is effective no later than the beginning of the first reporting period beginning after December 15, 2005, i.e., the Firm’s fiscal year ending December 31, 2006. The Firm’s asset management subsidiaries currently manage a number of private equity limited partnerships as general partners. The Firm evaluated the requirements under EITF 04-5 and determined that the adoption does not have a material impact on its consolidated financial statements.
   SFAS No. 123-R. In December 2004, the FASB issued SFAS No. 123-R, Share-Based Payment, a revision to SFAS No. 123, Accounting for Stock-Based Compensation, SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. Generally, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS No. 123-R. SFAS No. 123-R must be adopted by the Firm no later than January 1, 2006. The Firm has operated as a limited liability company and has not historically issued stock-based compensation awards. Accordingly, the impact of adopting SFAS No. 123-R was not material. However, the future impact of adopting SFAS No. 123-R cannot be predicted at this time because it will depend on the level of share-based payments granted in the future. See Note 17 for discussion of restricted stock units granted in February 2006.
3.     Members’ Equity and Limited Liability Company Agreement
   The Limited Liability Company Agreement (the Agreement), as amended, dated November 14, 2001, sets forth the respective rights and obligations of members of the Firm and prior to the Firm’s initial public offering provided, for terms of its management and conduct of its affairs. Prior to the Firm’s initial public offering, the Firm’s Executive Committee was responsible for managing the affairs of the Firm.
   Capital Accounts — Prior to the Firm’s initial public offering, a capital account was maintained for each shareholder. The account was increased by capital contributions, allocable share of net profit and any items of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss.
   Reallocation of Prior Over-distributions — Certain Partners received payments in excess of their capital account balances which were recorded in compensation and benefits expense in the consolidated statement of operations. Upon the Partners’ termination, those over-distributions were deducted from their capital accounts and shown as reallocation of prior over-distributions in the consolidated statement of changes in members’ equity.

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
   Distributions — Except as disclosed below, the Firm is not obligated to make any periodic distributions to shareholders. Prior to the Firm’s initial public offering, shareholders who were also members of management of the Firm received distributions of profits which were deducted from their capital accounts and also received salary and bonus which is recorded in the statement of operations as compensation expense.
   Income (Loss) Attributable to Class A, B and C Shareholders — The Firm’s net income (loss) is shown after deducting the guaranteed return to Class A shareholders included in compensation and benefits expense. The Firm deducts all preferred returns payable from net income, including preferred dividends payable to Class D and D-1 shareholders and accretion of Class C shares to arrive at income (loss) attributable to Class A, B and C shareholders. Class B shares and Class C shares are entitled to share in the net income of the Firm, after payment of all preferred returns. Net loss, after payment of all preferred guaranteed returns, is attributable to Class A shareholders.
   Share Classes — Under the Agreement, the Firm was authorized to issue: 30,000 Class A Shares, 30,000 Class A-1 Shares, 25,000 Class B Shares, 1,882 Class C Redeemable Preference Shares, 100,000 Class D Redeemable Convertible Shares and 75,000 Class D-1 Redeemable Convertible Shares. Subject to certain conversion features and anti-dilution provisions in accordance with the Agreement, the Firm had the ability to issue additional shares of certain classes of stock. As of December 31, 2005, the amount of shares outstanding, distribution preferences and redemption provisions for each class of stock are summarized below.
   Class A Shares — Class A Shares outstanding were 24,525 and 25,875 at December 31, 2005 and 2004, respectively. The guaranteed return to Class A shareholders is paid at the end of each quarter at the prime rate for the prior quarter. Such return is included in compensation and benefits expense and was $1.6 million, $1.3 million, and $1.1 million for the years ended December 31, 2005, 2004, and 2003, respectively. As of December 31, 2005, the shares were subject to repurchase at book value at the discretion of the Executive Committee. Amounts paid to Class A shareholders on balances in excess of unreturned capital are reflected in compensation and benefits expense.
   Class A-1 Shares — Class A-1 Shares outstanding were 21,900 and 21,600 at December 31, 2005 and 2004, respectively. These shares were issued to founders of the Firm (who also hold Class A and Class B Shares). There is no capital commitment required for these shares as they were issued in consideration of services provided. The shares do not participate in operating proceeds of the Firm, but are entitled to receive, as a group, 15% of subordinated liquidation proceeds, as defined. The majority of the outstanding shares were vested during 2003 upon reaching the five-year anniversary of their issuance.
   Class B Shares — Class B Shares outstanding were 20,656 and 21,156 at December 31, 2005 and 2004, respectively. These shares were issued by the Executive Committee to Class A shareholders to provide a portion of operating profits to the Partners. No capital contribution was required for the issuance of Class B stock. The collective Class B shares are entitled to a 93% portion of the operating profits of the Firm, after preferred returns paid to other share classes. The shares do not participate in any liquidating proceeds and have no guaranteed return. As of December 31, 2005, the shares were subject to redemption at the discretion of the Executive Committee for the amount of earned but unpaid distributable profits or losses.

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
   Class C Redeemable Preference Shares (Class C shares) — Class C shares outstanding were 1,683 and 1,790 at December 31, 2005 and 2004, respectively. The shares were issued for a capital commitment amount of $18.60 per share in 1999. Class C shares jointly participate in operating profits along with Class B shares, correspondingly they are entitled to a 7% portion of operating profits, after preferred returns paid to other share classes. They are also entitled to a share of the liquidating proceeds, whereby the Class C holders are subordinated to the Class D holders and in a preference position with respect to the Class A and A-1 holders. As of December 31, 2005, Class C shareholders had the right to sell all or a portion of their Class C shares back to the Firm at any time. The put price is the amount which will result in a 12% internal rate of return to the Class C shareholders, taking into account previous distributions, and must be paid within 12 months of the exercise date. The redemption amount of Class C shares was approximately $48.8 million and $46.6 million at December 31, 2005 and 2004, respectively. One Class C shareholder with a capital contribution totaling $0.5 million exercised its right in 2004 and was paid in September 2005. In August 2005, another of the Firm’s Class C shareholders provided notice of exercise of its put option relating to its Class C shares with an original investment amount of $1.5 million.
   Class D Redeemable Convertible Shares (Class D shares) — Class D shares outstanding remained at 100,000 from December 31, 2004 through December 31, 2005. The shares were issued in January 2000 for $1.00 per share. Class D shares are entitled to a 7% annual preferred return that is distributed semi-annually. There were accrued distributions payable of $3.5 million and $3.5 million at December 31, 2005 and 2004, respectively, relating to the semi-annual payments of the 7% preferred return on Class D shares. The December 31, 2004 amounts were paid in January of 2005. As of December 31, 2005, the holder of a Class D share had the ability to cause the Firm to redeem the shares at any point until October 21, 2005, subject to a 12 month notice period, where the redemption amount is equal to the issuance price plus the pro-rata amount of the unpaid preferred return and the redemption can be paid in cash or in three equal annual payments. In June 2005, the redemption rights provided to the Class D shareholders were extended for an indefinite period. Class D shares are entitled to a liquidation preference with respect to all other classes of stock and on an equal basis with Class D-1 shares. Class D shares will mature on December 31, 2009 unless converted into Class C-1 shares prior to July 1, 2009. Class D shares are convertible into Class C-1 shares which have no preferred return but instead share in the operating and liquidating proceeds of the Firm. The Class C-1 shares can be redeemed for a period of time after maturity of Class D shares. No Class C-1 shares were outstanding at any time. The Class D shares are considered conditionally redeemable instruments because they can be converted into Class C-1 shares, which do not carry a redemption date. These shares will become mandatorily redeemable on July 1, 2009, however, which is the last date these shares can be converted into Class C-1 shares. Class D shares have a mandatory redemption date thereafter of December 31, 2009.
   Class D-1 Redeemable Convertible Shares (Class D-1 shares) — Class D-1 shares outstanding remained at 75,000 from December 31, 2004 through December 31, 2005. The shares were issued in November 2001 for $1.00 per share. Class D-1 shares are entitled to a 5% annual preferred return that is distributed semi-annually. There were accrued distributions payable of $1.9 million and $1.9 million at December 31, 2005 and 2004, respectively, relating to the semi-annual payments of the 5% preferred return on Class D-1 share. The December 31, 2004 amounts were paid in January of 2005. In connection with the issuance of these shares, the Firm has entered into an alliance with the holder to cooperate with respect to U.S. and Japan cross-border

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
investment banking business. Shares are not redeemable during the first two years of the alliance; the earliest date for redemption is April 2005, where the redemption amounts are equal to the issuance price plus the pro-rata amount of the unpaid preferred return and the redemption can be paid in cash or in three equal annual payments. Redemption is not mandatory and is only permitted if the alliance agreement is terminated. Class D-1 Shares are entitled to liquidation preference with respect to all other classes of stock and on an equal basis with Class D shares. Subsequent to December 31, 2005, Class D-1 shares will be convertible into Class C-2 shares which have no preferred return but instead share in the operating and liquidating proceeds of the Firm. The Class C-2 shares can be redeemed following termination of the alliance agreement.

4.	Securities Owned and Securities Sold, But Not Yet Purchased
   Securities owned and securities sold, but not yet purchased, consist of securities at quoted market prices, as follows:

	Dec. 31, 2005		Dec. 31, 2004

		Sold, But		Sold, But
		Not Yet		Not Yet
	Owned	Purchased	Owned	Purchased

Equity securities	$15,232	$74,685	$15,789	$43,459
Convertible bonds	83,295	4,321	79,115	26,822
U.S. Treasury Securities	—	5,980	29,951	7,961

Total	$98,527	$84,986	$124,855	$78,242

   At December 31, 2005 and 2004, securities sold, but not yet purchased are collateralized by securities owned that are held at the clearing broker.
   Convertible bonds include certain securities that are not readily marketable. These are investment securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933. The estimated fair value of the securities not readily marketable included in the convertible bonds is approximately $0 million and $2.2 million at December 31, 2005 and 2004, respectively.

5.	Investments in Partnerships and Other Securities
   Investments in partnerships and other securities consist of investments recorded at estimated fair value, as follows:

	December 31,

	2005	2004

Private equity investment partnerships	$38,292	$36,659
Traded securities investment partnerships	2,056	2,135
Other securities	3,204	988

Total	$43,552	$39,782

   Included in private equity investments are the general partner investments in investment partnerships and the adjustments recorded to reflect these investments at fair value. The Firm waived and continues to waive certain management fees with respect to certain of these partnerships. These waived fees constitute deemed contributions to the investment partnerships that serve to satisfy the Firm’s general partner commitment, as provided in the underlying

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
investment partnerships’ partnership agreements. This constituted an investment asset that is also subject to fair value adjustments. The total revenues or losses for 2005, 2004 and 2003 that were attributable to allocation of investment gains or losses on investment partnerships were gains of $7.5 million, $9.1 million and $7.7 million respectively. The total amount of waived management fees available to be earned by the Firm in the future is $17.8 million. The amount of future revenue to be recognized by the Firm, if any, through allocations of gains in respect of previously waived management fees is subject to the generation of future investment gains.
   Recorded as part of asset management revenues during the year ended December 31, 2005 was a sale of the Firm’s New York Stock Exchange seat in November 2005 for $3.3 million, which resulted in a gain on the sale of $1.6 million. The Firm originally acquired the seat in 1999 for $2.7 million, and the asset was written down in 2003 to $1.7 million.
   The Firm has put in place incentive compensation arrangements that are structured under separate limited liability company agreements in order to incentivize certain of the Firm’s professionals responsible for managing such business. Compensation expense associated with these payments to these individuals was $6.5 million, $7.7 million and $6.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.
   Traded securities investment partnerships and other securities include direct investments by the Firm into certain portfolio companies, investment partnerships and other marketable and non marketable equity securities.
   In November 2005, the Firm completed a transaction pursuant to which the responsibility for management and operations of certain of the Firm’s private equity funds, including Thomas Weisel Capital Partners, L.P. and affiliated funds (TWCP) was assumed by a new general partner owned by former employees of the Firm who had been actively involved in the management of those funds. TWCP was formed in 1999 with an original capital commitment of approximately $1.3 billion. The management fees and transaction related fees from TWCP have been reflected in the Firm’s historical results of operations, including $15.7 million, $16.9 million and $17.5 million in the years ended December 31, 2005, 2004 and 2003, respectively. A subsidiary of the Firm remains as a general partner but has no management responsibility. As a result of these arrangements, the Firm does not expect to recognize future revenues in the form of management fees from TWCP but the Firm retains the right to receive distributions with respect to its capital account. In connection with the closing of the transaction, the Firm recorded a loss of approximately $2.3 million in the fourth quarter of 2005, which loss included payments to the Firm’s former employees and certain transaction-related expenses that the Firm agreed to assume in connection with the transfer of management responsibility of TWCP.

6.	Related Party Transactions
   Included in receivables from related parties are loans to Partners, employees and former employees. Certain employee and former employee loans are collateralized by investments in private equity partnerships managed by subsidiaries of the Firm. The loans collateralized by partnership investments are carried at face value, with reserves established if the value of the

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
collateral falls below the face value of the loan. The remaining loans are not collateralized. The following were the loan balances:

	December 31,

	2005	2004

Loans to partners, employees, former employees	$8,227	$10,105
Reserve for doubtful accounts	(3,316)	(3,892)

Total	$4,911	$6,213

   The Firm has historically provided personal office services to Mr. Weisel, its Chairman and Chief Executive Officer. The Firm has borne all costs of these services, including the cost of maintaining the office and related staff who worked for Mr. Weisel in the office. The Firm’s incremental costs attributable to personal office services provided to Mr. Weisel were approximately $389,655 in 2005 and $275,395 in 2004. No incremental costs were incurred in 2003. Beginning in 2006, and subject to the annual review of the Firm’s Compensation Committee, Mr. Weisel will reimburse the Firm for all such personal office services.
   In addition, Mr. Weisel and certain other employees of the Firm from time to time use an airplane owned by Ross Investments Inc., an entity wholly owned by Mr. Weisel, for business travel. In those instances, the Firm reimburses Ross Investments Inc. for the travel expenses in an amount comparable to the expenses the Firm would have incurred for business travel on commercial airlines for similar trips. In 2005, 2004 and 2003 the Firm paid $148,015, $190,650 and $191,723, respectively, to Ross Investments Inc. on account of such expenses.

7.	Furniture, Equipment, and Leasehold Improvements
   Furniture, equipment, and leasehold improvements consisted of the following:

	December 31,

	2005	2004

Leasehold improvements	$62,526	$62,003
Equipment, computer hardware, and software	28,136	27,766
Furniture and artwork	16,909	11,942
Capital leases	774	6,073

Total	108,345	107,784
Less accumulated depreciation and amortization	(78,745)	(70,080)

Total	$29,600	$37,704

   Depreciation and amortization expense related to furniture, equipment, computer hardware, software and leasehold improvements totaled $9.1 million, $10.1 million and $16.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

8.	Accrued Expenses and Other Liabilities
   Included in accrued expenses and other liabilities is an accrual for the preferred return and distribution amounts due to the Class D and D-1 shareholders. Also, included in the balance is a liability for lease losses related to office space that the Firm subleased or abandoned due to staff reductions and an accrual for anticipated settlement amounts with respect to the research and other matters, as described in Note 12. The liability for lease losses was $6.5 million and

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
$7.5 million at December 31, 2005 and 2004, respectively, and will expire with the termination of the relevant facility leases through 2010. The provision for lease loss was $0.7 million, $0.7 million, and $1.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. The Firm estimates its liability for lease losses as the net present value of the differences between lease payments and receipts under sublease agreements (if any). The remaining balance of the accrued expenses and other liabilities is composed of accounts payable and other accrued liabilities.
   Included in Other expenses in the statement of operations are insurance recoveries of $3.7 million, $0.7 million and $0.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts represent recovery of legal expenses the Firm incurred in the past to defend various legal matters and reduce the total expense in the Other expense line item. These amounts are not accrued as recoverable until amounts are considered probable of recovery.
   During 2004, the Firm made a strategic decision to close the value strategies asset management business that it had acquired in 2002. In connection with this transaction, the company wrote off the remaining unamortized intangible asset of $1.4 million that was recorded at the time of acquisition. This loss is included in other expenses in the statement of operations. Additionally, the Firm reversed its remaining liability payable for the purchase of this business of $0.3 million pursuant to a cancellation agreement with the previous owners of the value strategies business. This amount is recorded in other expense in the statement of operations.

9.	Notes Payable
   Notes payable consists of the following:

	December 31,

	2005	2004

Note at LIBOR + 2.00%(a)	$2,894	$500
Note at LIBOR + 2.72%	—	8,334
Note at LIBOR + 2.85%(b)	11,200	—
Note at Prime + 0.50%(c)	5,000	5,000

Total	$19,094	$13,834

(a)	Represents amounts borrowed under a $10 million line of credit that is collateralized by certain investment banking receivables. The Firm pays a commitment fee of 0.5% on available amounts under this line, of which there was $7.1 million and $9.5 million available at December 31, 2005 and 2004, respectively. The termination date of the agreement is November 2006 and amounts borrowed under this line are payable at that time.

(b)	Amounts are due in equal monthly installments through December 2008.

(c)	Represents amounts borrowed under a $5 million revolving line of credit that is secured by certain terms of the Firm’s assets. Commencing July 2006, amounts borrowed shall be payable in equal monthly installments over the following twelve-month period.
   These notes contain various covenants and restrictions, the most restrictive of which require the Firm to maintain a minimum net worth. The Firm was in compliance with the covenants at December 31, 2005 and 2004. The Firm also pays a commitment fee of 1.0% on a $40 million subordinated borrowing facility (see Note 15), which was not drawn upon during 2005 or 2004.

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
   The following are the weighted-average interest rates for these borrowings:

	December 31,

	2005	2004	2003

Weighted-average interest rate	6.28%	5.33%	3.81%
   Scheduled principal payments for borrowings at December 31, 2005 are as follows:

2006	$9,128
2007	6,232
2008	3,734

Total	$19,094

10.	Capital Leases
   The Firm has entered into various capital leases. Furniture, fixtures, and equipment acquired under these leases consist of the following:

	December 31,

	2005	2004

Furniture, fixtures and equipment	$774	$6,073
Less accumulated amortization	(360)	(4,301)

Total	$414	$1,772

   Future minimum lease payments for the above assets under capital leases at December 31, 2005 are as follows ($ in thousands):

2006	$272
2007	139
2008	70

Total minimum lease payments	481
Less amounts representing interest	(36)

Net present value of minimum lease payments	$445

11.	Employee Benefits
   The Firm has a defined contribution 401(k) retirement plan (the Plan) which allows eligible employees to invest a percentage of their pretax compensation, limited to the maximum allowed by Internal Revenue Services (IRS) regulations. The Firm, at its discretion, may contribute funds to the Plan. The Firm made no contributions during the years ended December 31, 2005, 2004 and 2003.
   As of December 31, 2005 the Firm had an “equity award plan” under which employees of the Firm could receive awards or distribution of up to 10% of the value of the Firm on a liquidating event, which includes a sale of the Firm, the consummation of an initial public offering, or other similar event determined at the discretion of the Executive Committee. In connection with the consummation of our initial public offering, this plan was replaced with the Firm’s new Equity Incentive Plan.

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
   Awards under the new plan will be accounted for in accordance with SFAS No. 123-R, Share-Based Payment. As discussed in Note 17, the Firm completed its initial public offering and has issued restricted stock units under this equity award plan.

12.	Commitments and Contingencies
   The Firm leases office space and computer equipment under noncancelable operating leases which extend to 2016 and which may be extended as prescribed under renewal options in the lease agreements. The Firm has entered into several noncancelable sub-lease agreements for certain facilities or floors of facilities for partial and full lease terms. As of December 31, 2005, the Firm’s minimum annual lease commitments and related sub-lease income were as follows:

	Minimum		Net Minimum
	Lease	Sub-Lease	Lease
	Payments	Rental Income	Payments

2006	$20,462	$(3,205)	$17,257
2007	20,302	(2,971)	17,331
2008	20,432	(2,750)	17,682
2009	20,225	(2,027)	18,198
2010	15,958	(1,623)	14,335
Thereafter	42,557	—	42,557

Total	$139,936	$(12,576)	$127,360

   Office rent and computer equipment lease expenses charged to operations for the years ended December 31, 2005, 2004 and 2003 were $18.4 million, $20.1 million, and $27.1 million, respectively.
   The Firm signed a forbearance agreement with the lessor of certain office space it occupies in San Francisco that provided a reduction in the rent payments from January 1, 2004 to March 16, 2005. The forbearance is to be reimbursed in the event the Firm merges with another entity or meets certain financial thresholds as described in the agreement. The Firm believes it is not probable that the forbearance will be reimbursed in the foreseeable future. The maximum potential amount of future payments that could be required to be made approximates $3.3 million. There has been no liability recorded on the Firm’s statement of financial condition for this contingent obligation.
   The Firm’s Asset Management Subsidiaries are the general partners and sponsors of several affiliated investment partnerships. At December 31, 2005, the Firm’s Asset Management Subsidiaries had commitments to invest an additional $6.8 million into these investment partnerships. Such commitments may be satisfied by direct investments or through waived management fee contributions and are generally required to be made as investment opportunities are identified by the underlying partnerships.
   Guarantees — The Firm’s customers’ transactions are introduced to the clearing broker for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to the clearing broker, the Firm may be required to reimburse the clearing broker for losses on these obligations. The Firm has established procedures to reduce

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.
   The Firm is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Firm’s liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Firm to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying statement of financial condition for these arrangements.
   Employee Retention Program and Unaccrued Guaranteed Compensation — Consistent with practice in prior years, guaranteed compensation agreements were entered into during the year ended December 31, 2005. These obligations are being accrued ratably over the service period of the contracts. Total unaccrued obligations at December 31, 2005 for services to be provided subsequent to December 31, 2005 were $8.2 million, of which $2.9 million, $3.6 million and $1.7 million is to be paid in 2006, 2007 and 2008, respectively.
   Director and Officer Indemnification — In connection with the initial public offering of Thomas Weisel Partners Group, Inc. on February 7, 2006, the Firm entered into agreements that provide indemnification to its directors, officers and other persons requested or authorized by the Firm’s board of directors to take actions on behalf of us for all losses, damages, costs and expenses incurred by the indemnified person arising out of such person’s service in such capacity, subject to the limitations imposed by Delaware law.
   Tax Indemnification Agreement — In connection with the initial public offering, the Firm entered into a tax indemnification agreement to indemnify the members of Thomas Weisel Partners Group LLC against certain increases in taxes that relate to activities of Thomas Weisel Partners Group LLC and its affiliates prior to the Firm’s initial public offering. The tax indemnification agreement included provisions that permit the Firm to control any tax proceeding or contest which might result in being required to make a payment under the tax indemnification agreement.
   Loss Contingencies — The Firm is involved in a number of judicial, regulatory and arbitration matters arising in connection with its business, including those listed below. The outcome of matters the Firm is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Firm’s results of operations in any future period and a significant judgment could have a material adverse impact on the Firm’s financial condition, results of operations and cash flows. The Firm may in the future become involved in additional litigation in the ordinary course of its business, including litigation that could be material to the Firm’s business.
   In accordance with SFAS No. 5, Accounting for Contingencies, the Firm reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount of loss, if any, can be reasonably estimated. Generally, with respect to matters the Firm is involved in, in view of the inherent difficulty of predicting the outcome of these matters, particularly in cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve is established until that time.
   In re Initial Public Offering Securities Litigation — The Firm is a defendant in several purported class actions brought against numerous underwriters in connection with certain initial public offerings in 1999 and 2000. These cases have been consolidated in the United States District Court for the Southern District of New York and generally allege that underwriters accepted undisclosed compensation in connection with the offerings, entered into arrangements designed to influence the price at which the shares traded in the aftermarket and improperly allocated shares in these offerings. The actions allege violations of federal securities laws and seek unspecified damages. Of the 310 issuers named in these cases, the Firm acted as a co-lead manager in one offering, a co-manager in 32 offerings, and as a syndicate member in 10 offerings. The Firm has denied liability in connection with these matters. On June 10, 2004, plaintiffs entered into a definitive settlement agreement with respect to their claims against the issuer defendants and the issuers’ present or former officers and directors named in the lawsuits. On June 14, 2004, those parties jointly moved for approval of the proposed settlement. By a decision dated October 13, 2004, the federal district court granted plaintiffs’ motion for class certification, and the underwriter defendants have petitioned the U.S. Court of Appeals for the Second Circuit to review that certification decision. The Second Circuit has granted that petition, and appellate briefing is underway. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   Research Matters — During 2004, the Firm entered into a settlement with the SEC, NYSE, NASD and various state securities regulators to resolve charges that a portion of its research was improperly influenced in order to obtain investment banking business in violation of federal or state securities law. During the year ended December 31, 2004, the Firm settled the matter with the various regulators for a total of $10 million in fines and disgorgement and $2.5 million for the provision of independent research over a five-year period. These settlement amounts had been previously accrued during the year ended December 31, 2002. Additionally, in 2004, the Firm escrowed $1.25 million to pay costs associated with an independent consultant to procure the independent research noted above. Such costs will be expensed as they are incurred. On February 14, 2006, Newline Corporate Name Ltd. (UK), a member of the syndicate that underwrote the Firm’s investment banking errors and omissions insurance policy, filed a complaint seeking declaratory relief regarding insurance obligations in connection with this settlement and seeking repayment of approximately $3.8 million of amounts previously disbursed to the Firm in connection with this settlement. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend against them.
   In re Friedman’s Inc. Securities Litigation — In September 2003, the Firm acted as lead manager on a follow-on offering of common stock of Friedman’s Inc. Plaintiffs have filed a purported class action suit against Friedman’s and its directors, senior officers and outside accountant as well as Friedman’s underwriters, including the Firm, in the United States District Court for the Northern District of Georgia, alleging that the registration statement for the offering and a previous registration statement dated February 2, 2002 were fraudulent and materially misleading because they overstated revenue and inventory, understated allowances for uncollectible accounts, and failed to properly account for impairment of a particular investment. Friedman’s is currently operating its business in bankruptcy. The Firm has denied liability in connection with this matter. A consolidated amended complaint has been filed in this matter. On September 7,

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
2005, the court denied the underwriters’ motion to dismiss. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   In re Tellium, Inc. Securities Litigation — The Firm is a defendant in a purported class action litigation brought in connection with Tellium, Inc.’s initial public offering in May 2001. The most recent amended complaint, filed in the United States District Court for the District of New Jersey, alleges claims for securities fraud against Tellium and certain of its directors and senior officers as well as Tellium’s underwriters, including the Firm and one of its former employees. The Firm has denied liability in connection with this matter. On June 30, 2005, the court entered an order that dismissed all of the claims against the Firm and the former employee of the Firm, except for a claim limited to an alleged misstatement in the registration statement relating to the relationship between Tellium and one of its customers. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   In re AirGate PCS, Inc. Securities Litigation — The Firm is a defendant in a purported class action litigation brought in connection with a secondary offering of AirGate PCS, Inc. in December 2001. The complaint, filed in the United States District Court for the Northern District of Georgia on May 17, 2002, alleges violations of federal securities laws against AirGate and certain of its directors and officers as well as AirGate’s underwriters, including the Firm, based on alleged misstatements and omissions in the registration statement. The underwriters’ motion to dismiss was granted by the court in September 2005. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm should these claims be reasserted.
   In re First Horizon Pharmaceutical Corporation Securities Litigation — The Firm is a defendant in a purported class action litigation brought in connection with a secondary offering of First Horizon Pharmaceutical Corporation in April 2002. The consolidated amended complaint, filed in the United States District Court for the Northern District of Georgia on September 2, 2003, alleges violations of federal securities laws against First Horizon and certain of its directors and officers as well as First Horizon’s underwriters, including the Firm, based on alleged false and misleading statements in the registration statement and other documents. The underwriters’ motion to dismiss was granted by the court in September 2004. The plaintiffs have appealed to the United States Court of Appeals for the 11th Circuit. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   In re Merix Securities Litigation — The Firm is a defendant in a purported class action suit brought in connection with an offering involving Merix Corporation in which it served as co-lead manager for Merix. Plaintiffs have filed suit against Merix and certain of its directors and senior officers as well as Merix’s underwriters, alleging false and misleading statements in the registration statement. On September 15, 2005, the United States District Court for the District of Oregon entered an order dismissing all claims against the underwriter defendants, including the Firm, and the Merix defendants. A portion of the claim under Section 12(a)(2) of the Securities Exchange Act of 1934 was dismissed with prejudice, and the remainder of that claim and the Section 11 claim were dismissed with leave to re-file. Plaintiffs have subsequently filed an amended complaint. The Firm has denied liability in connection with this matter. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   Borghetti v. Campus Pipeline — A putative shareholder derivative action was brought in the Third Judicial District Court in Salt Lake County, Utah on October 5, 2004 against Campus

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
Pipeline in connection with a sell-side mergers and acquisitions engagement in which the Firm acted as a financial advisor to Campus Pipeline. Plaintiffs alleged breach of fiduciary duty, fraud and similar related claims against Campus Pipeline’s directors, officers, attorneys and the Firm. On May 3, 2005, the court granted in part and denied in part the Firm’s motion to dismiss, dismissing all claims against us except the breach of fiduciary duty claim. The Firm has denied liability in connection with this matter. The Firm believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Firm.
   IRS Information Requests Relating to Tax Products — The Firm has received requests for information from the Internal Revenue Service, or IRS, regarding its referrals of clients to a third-party provider of tax products in 1999, 2000 and 2001. The Firm has cooperated with these requests and believes to have complied with all material regulatory requirements as a referring party. The IRS has recently extended offers of settlement to promoters and organizers of similar tax planning products. The Firm has also received one of these offers of settlement, which contains a methodology for potential resolution of this matter, but the Firm continues to believe that it was a referring party and not a promoter or organizer of these tax products. However, if the IRS subsequently charges that these products were “tax shelters” and that the Firm was required to make certain disclosures and registrations as a promoter or organizer of these tax products, the Firm could be liable for monetary penalties. The Firm believes it has substantial support for its position and intends to vigorously defend against any alleged penalties should they be assessed.

13.	Financial Instruments with Off-balance Sheet Risk, Credit Risk, or Market Risk
   Concentration of Credit Risk and Market Risk — The majority of TWP’s transactions, and consequently the concentration of its credit exposure, is with its clearing broker. The clearing broker is also the primary source of short-term financing (securities sold, not yet purchased) for the Firm, which is collateralized by cash and securities owned by TWP and held by the clearing broker. TWP’s securities owned may be pledged by the clearing broker. The amount receivable from the clearing broker represents amounts receivable in connection with the trading of proprietary positions and the clearance of customer securities transactions. As of December 31, 2005 and 2004, TWP’s cash on deposit with the clearing broker was not collateralizing any liabilities to the clearing broker.
   In addition to the clearing broker, TWP is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, TWP may be exposed to credit risk. TWP seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.
   TWP’s trading activities include providing securities brokerage services to institutional and retail clients. To facilitate these customer transactions, TWP purchases proprietary securities positions (“long positions”) in equity securities, convertible and other fixed income securities. TWP also enters into transactions to sell securities not yet purchased (“short positions”), which are recorded as liabilities on the statement of financial condition. TWP is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as TWP’s ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
management to assure compliance with limits established by TWP. The associated interest rate risk of these securities is not deemed material to TWP. Brokerage revenue is primarily attributable to commissions paid by customers from brokerage transactions in equity and convertible debt securities, net trading gains and losses and advisory fees paid to us in the Firm’s private client services group.
   The Firm is also exposed to market risk through its investments in partnership investments and through certain loans to employees collateralized by such investments.
   Included in accrued compensation is an employment agreement whose value is indexed to publicly traded shares of an unrelated entity. This agreement is considered a derivative under applicable GAAP and, accordingly, is being marked to market through compensation and benefits expense in the statement of operations. The fair value of this derivative is $2.1 million and $1.9 million at December 31, 2005 and 2004, respectively. The Firm has also reduced its exposure to fluctuations in the underlying security by purchasing an identical number of shares of the underlying security. In accordance with the Firm’s stated accounting policy, these shares are carried at market value with fluctuations in value reflected in brokerage revenues in the statement of operations.

14.	Regulated Subsidiaries
   TWP is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC and NYSE, which requires the maintenance of minimum net capital. TWP has elected to use the alternative method to compute net capital as permitted by the Net Capital Rule, which requires that TWP maintain minimum net capital, as defined, of $1.0 million. These rules also require TWP to notify and sometimes obtain approval from the SEC and NYSE for significant withdrawals of capital or loans to affiliates.

	December 31,

	2005	2004

Net Capital	$35,581	$43,423
Excess	$34,581	$42,423
   TWPIL, a registered U.K. broker-dealer, is subject to the capital requirements of the Securities and Futures Authority Limited. As of December 31, 2005 and 2004, TWPIL was in compliance with its local capital adequacy requirements.

15.	Subordinated Borrowings
   During 2005, TWP terminated its subordinated borrowing facility which had been arranged by its current clearing broker and established a new subordinated borrowing facility with an available borrowing amount of $40 million from National Financial Services LLC, the clearing broker that the TWP will be transferring to in 2006. The facility is in the form of a revolving note and cash subordination agreement. The terms of the revolving note are defined in an agreement approved by the NYSE and such borrowings, if and when drawn, are available in computing net capital under the Net Capital Rule. To the extent that this note would be required for the Firm’s continued compliance with minimum net capital requirements (see Note 14), it may not be repaid. No amounts were drawn on either facility during the year ended December 31, 2005.

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)

16.	Subsequent Events
Initial Public Offering and Reorganization Transactions
   Thomas Weisel Partners Group LLC completed its initial public offering on February 7, 2006, pursuant to its final prospectus dated February 1, 2006. The Firm’s net proceeds were approximately $64 million from the offering. In connection with the closing of the initial public offering of Thomas Weisel Partners Group, Inc., a number of reorganization transactions were carried out in order to cause Thomas Weisel Partners Group, Inc., a Delaware corporation, to succeed to the business of Thomas Weisel Partners Group LLC.
   In connection with the Firm’s reorganization, the members of Thomas Weisel Partners Group LLC collectively received shares of common stock of Thomas Weisel Partners Group, Inc. and, in some cases received additional consideration in the form of notes and warrants, in exchange for their membership interests in Thomas Weisel Partners Group LLC. Pursuant to the initial public offering, all of the shares of the Firm’s redeemable convertible preference stock were converted into common stock and notes. The notes that the shareholders received resulted in approximately $33 million of additional debt for the Firm, recorded at the estimated fair value of the debt of approximately $30 million.

17.	Pro Forma, As Adjusted (Unaudited)
   The Firm completed its initial public offering on February 7, 2006 and was converted to a corporation from a limited liability company at this date. In connection with completion of this offering, the Firm completed a number of reorganization transactions (see Note 16) to have Thomas Weisel Partners Group, Inc. succeed to the business of the Thomas Weisel Partners Group LLC. The pro forma, as adjusted amounts, presented on the face of the Firm’s Consolidated Statement of Financial Condition are based upon the Firm’s historical consolidated financial statements to reflect the reorganization transactions as though they had occurred on December 31, 2005. The pro forma, as adjusted amounts presented on the face of the Firm’s Consolidated Statement of Operations are based upon the Firm’s historical consolidated financial statements as adjusted to reflect the reorganization transactions as though they had taken place on January 1, 2005.
   The pro forma information included in the consolidated statement of financial condition and consolidated statement of operations reflects (i) the issuance of common stock related to the exchange of all of Class A members’ interests and all of our redeemable convertible preference stock, (ii) the issuance of $10 million principal amount of an unsecured, senior floating-rate note payable to former Class D shareholder to be recorded at the estimated fair value of the debt of $9.1 million, (iii) the issuance of $10 million principal amount of an unsecured, senior non-interest bearing note payable to former Class D shareholder to be recorded at the estimated fair value of the debt of $8.7 million, (iv) the issuance of $13 million principal amount of an unsecured, senior floating-rate note payable to former Class D-1 Shareholder, to be recorded at the estimated fair value of the debt of $11.9 million, and (v) the issuance of a warrant with a fair market value of $4.6 million to the former Class D-1 shareholder. On a pro forma basis, net revenues were decreased by the estimated interest expense for the notes payable of $1.8 million. The pro forma information does reflect the issuance of 1,869,171 restricted stock units in connection with our initial public offering.
   The Firm accounted for the warrant to be issued at fair value of $4.6 million and allocated this amount to additional paid-in capital. The fair value of the warrant was determined by applying

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
the Black-Scholes option pricing model using an exercise price based on the initial public offering price of $15 per share.
   The current redemption value of the Class D and Class D-1 redeemable convertible shares is equal to aggregate capital contributions. Upon our reorganization, all of the Class C, Class D and Class D-1 redeemable preference shares were converted into shares of our common stock and debt and the accumulated accretion of $17.5 million was excluded from additional paid-in capital and credited to accumulated deficit. The information reflects notice of exercise of a put option by one of the holders of our Class C redeemable preference shares in August 2005. The amount due under the put option was paid in February 2006. Pursuant to the Section 11.2(c) of the Thomas Weisel Partners Group LLC Agreement, the payment was $2.4 million.
   In accordance with Statement of Financial Accounting Standards No. 109, and in connection with the reorganization transactions the Firm has recorded a deferred tax asset of approximately $20 million as of December 31, 2005, which has been partially offset by a valuation allowance of approximately $8 million. The valuation allowance has been recorded because certain of the deferred tax assets, which result from unrealized capital losses, more likely than not will not be realized due to the uncertainty of our ability to generate future capital gains to offset such capital losses. The remainder of the deferred tax asset results from temporary differences that will more likely than not be realized in future years.
   As a limited liability company, the Firm was generally not subject to income taxes except in certain foreign and local jurisdictions. The pro forma tax for the year ended December 31, 2005 includes adjustments for additional tax benefit of $3.5 million. This adjustment includes assumed federal, foreign, state and local income taxes as if the Firm was a corporation for the year ended December 31, 2005 from January 1, 2005 at an assumed combined federal, foreign, state and local income tax rate of 42% of our pre-tax loss adjusted for non-deductible items.
   Additionally, the pro forma adjustment to recognize a net deferred tax asset was not reflected in the pro forma statement of operations information. Upon conversion to a C-Corporation, the initial recognition of the net deferred tax asset will be recorded in the statement of operations.
   Upon completion of the offering, a broad group of the Firm’s employees and advisors and each of the Firm’s independent directors received a grant of restricted stock units with respect to which an aggregate of 1,869,171 shares of common stock will be deliverable. With respect to these grants, beginning in the first quarter of 2006, in accordance with SFAS No. 123-R, Share-Based Payment, the Firm will record non-cash compensation expense ratably over the requisite service period of three years, based upon the initial public offering price of $15 per share. It is management’s preliminary estimate that the total expense will approximate $28 million, however, management is in the process of estimating the forfeiture rate relating to these grants, which estimated rate, when determined, may reduce this preliminary estimate. These charges are not reflected in the pro forma condensed consolidated statement of operations information.
   On a pro forma basis, the basic shares outstanding that relate to the conversion to a corporation is based on 17,347,270 shares, the number of shares held by our current and former partners.

THOMAS WEISEL PARTNERS GROUP INC.
(formerly Thomas Weisel Partners Group LLC and Subsidiaries)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except per share amounts and unless otherwise indicated)
Supplemental Financial Information
Quarterly Results (unaudited)
   The following represents the Firm’s unaudited quarterly results for the years ended December 31, 2005 and December 31, 2004. These quarterly results were prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results.

	Three Months Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005

	(In thousands)
Net revenues	$59,963	$58,997	$58,272	$73,654

Expenses excluding interest:
Compensation and benefits	40,829	38,184	38,076	37,074
Other expenses	24,871	25,755	21,869	29,099

Total expenses	65,700	63,939	59,945	66,173
Income (loss) before tax	(5,737)	(4,942)	(1,673)	7,481
Provision for taxes	(464)	(818)	(523)	(382)

Net income (loss)	(6,201)	(5,760)	(2,196)	7,099
Less: Preferred dividends and accretion	(4,032)	(4,068)	(3,443)	(4,111)

Income (loss) attributable to class A, B and C shareholders	$(10,233)	$(9,828)	$(5,639)	$(2,988)

	March 31,	June 30,	Sept. 30,	Dec. 31,
	2004	2004	2004	2004

Net revenues	$82,886	$76,137	$51,332	$73,055

Expenses excluding interest:
Compensation and benefits	39,342	35,652	36,536	34,548
Other expenses	32,072	29,331	26,366	24,837

Total expenses	71,414	64,983	62,902	59,385
Income (loss) before tax	11,472	11,154	(11,570)	13,670
Provision for taxes	(340)	(1,023)	(487)	(194)

Net income (loss)	11,132	10,131	(12,057)	13,476
Less: Preferred dividends and accretion	(3,877)	(3,923)	(3,958)	(4,003)

Income (loss) attributable to class A, B and C shareholders	$7,255	$6,208	$(16,015)	$9,473

Thomas Weisel Partners Group, Inc.
5,350,000 Shares
Common Stock

Thomas Weisel Partners LLC	Keefe, Bruyette & Woods

Fox-Pitt, Kelton	Sandler O’Neill + Partners, L.P.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.